UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 26, 2024

First Busey Corporation

(Exact name of registrant as specified in its charter)

Nevada	0-15950	37-1078406
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 W. University Ave.

Champaign, Illinois 61820

(Address of principal executive offices) (Zip Code)

(217) 365-4544

(Registrant's telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, par value $0.001 per share	BUSE	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 under the Securities Act (17 CFR 230.405) or Rule 12b-2 under the Exchange Act (17 CFR 240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On August 26, 2024, First Busey Corporation, a Nevada corporation (“Busey”) and CrossFirst Bankshares, Inc., a Kansas corporation (“CrossFirst”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, CrossFirst will merge with and into Busey, with Busey as the surviving corporation in the merger (the “Merger”). The Merger Agreement further provides that at a date and time following the Merger as determined by Busey, CrossFirst Bank, a Kansas state-chartered bank and a wholly owned subsidiary of CrossFirst, will merge with and into Busey Bank, an Illinois state-chartered bank and a wholly owned subsidiary of Busey, with Busey Bank as the surviving bank (the “Bank Merger”). The Merger Agreement was unanimously approved by the Board of Directors of each of Busey and CrossFirst.

Merger Consideration

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of CrossFirst (“CrossFirst Common Stock”) outstanding immediately prior to the Effective Time, other than certain shares held by CrossFirst or Busey, will be converted into the right to receive 0.6675 of a share (the “Exchange Ratio”) of common stock, par value $0.001 per share, of Busey (“Busey Common Stock”). Holders of CrossFirst Common Stock will receive cash in lieu of fractional shares.

At the Effective Time, each share of Series A Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, of CrossFirst (“CrossFirst Preferred Stock”) outstanding immediately prior to the Effective Time will be converted into the right to receive one share of a newly created series of preferred stock of Busey, provided that at the election of Busey, Busey may cause the CrossFirst Preferred Stock to be converted in the Merger at the Effective Time into the right to receive an amount of cash equal to the liquidation preference thereof, plus the amount of any accrued and unpaid dividends thereon through the Effective Time.

Treatment of Busey’s Equity Awards

The Merger Agreement provides that, except as otherwise provided, Busey equity awards will generally remain outstanding and subject to the same terms and conditions as applied immediately prior to the Effective Time. Each outstanding Busey performance-based restricted stock unit award will be deemed earned with the achievement of the applicable performance goals based on actual performance through the latest practicable date prior to the Effective Time and will otherwise remain subject to the same terms and conditions (including service-based vesting terms) as applied to the Busey performance-based restricted stock unit awards immediately prior to the Effective Time. The Merger Agreement further provides that each outstanding Busey time-based restricted stock unit award (the “Busey RSUs”) will vest in equal annual installments over three (3) years following the Effective Time; provided that if any Busey RSU would otherwise vest by its terms on an earlier date, any then-unvested portion as of such date, shall vest on such original vesting date. Each Busey equity award will be subject to double-trigger vesting upon an involuntary termination within twelve (12) months following the Effective Time.

Treatment of CrossFirst’s Equity Awards

The Merger Agreement provides that each outstanding CrossFirst restricted stock award (“CrossFirst RSAs”) held by a CrossFirst non-employee director (the “CrossFirst Director RSAs”) and each deferred share of CrossFirst Common Stock that is credited to a director participant’s account under the CrossFirst 2018 Directors’ Deferred Fee Plan will be converted into the right to receive shares of Busey Common Stock. The Merger Agreement further provides that each CrossFirst RSA that is not a CrossFirst Director RSA (“CrossFirst Employee RSAs”) will be converted into a restricted stock award in respect of Busey Common Stock based on the Exchange Ratio, subject to the same terms and conditions as were applicable to the CrossFirst Employee RSA prior to the Effective Time. Each outstanding CrossFirst time-based restricted stock unit award (the “CrossFirst RSUs”) will be converted into a restricted stock unit in respect of Busey Common Stock (a “Busey RSU”) based on the Exchange Ratio, subject to the same terms and conditions as were applicable to the CrossFirst RSUs prior to the Effective Time, and each performance-based restricted stock unit award (the “CrossFirst PSUs”) will be converted into a Busey RSU based on the Exchange Ratio, subject to the same terms and conditions as were applicable to the CrossFirst PSUs prior to the Effective Time, assuming the achievement of the applicable performance goals at (i) target performance if the closing of the Merger occurs in the first half of the relevant performance period or (ii) actual performance if the closing of the Merger occurs in the second half of the relevant performance period. Each outstanding CrossFirst stock-settled stock appreciation right (the “CrossFirst SARs”) will be converted into a stock appreciation right in respect of Busey Common Stock based on the Exchange Ratio, subject to the same terms and conditions as were applicable to the CrossFirst SAR prior to the Effective Time.

Certain Governance Matters

The Merger Agreement provides that, prior to the Effective Time, the Board of Directors of Busey will take all actions necessary to adopt amendments to the Second Amended and Restated Bylaws of Busey regarding certain governance matters (the “Busey Bylaw Amendment”). Effective as of the Effective Time, and in accordance with the Merger Agreement and the Busey Bylaw Amendment, the number of directors that will comprise the full Board of Directors of Busey will be thirteen (13), of which (i) eight (8) will be directors of Busey or Busey Bank immediately prior to the Effective Time, which will include Van A. Dukeman, the current Executive Chairman and Chief Executive Officer of Busey and such other directors as determined by Busey and (ii) five (5) will be directors of CrossFirst immediately prior to the Effective Time, which will include Michael J. Maddox, the current President and Chief Executive Officer of CrossFirst and Rodney Brenneman, the current Chairman of the CrossFirst Board of Directors and such other directors as determined by CrossFirst.

Effective as of the Effective Time, (i) Mr. Dukeman will continue to serve as the Executive Chairman of the Board of Directors of Busey and as the Chief Executive Officer of Busey, reporting to the Board of Directors of Busey, and as the Executive Chairman of Busey Bank, reporting to the Board of Directors of Busey Bank and (ii) Mr. Maddox will serve as the Executive Vice Chairman of the Board of Directors of Busey and as the President of Busey reporting to the Chief Executive Officer of Busey, and as the Chief Executive Officer of Busey Bank, reporting to the Executive Chairman of the Board of Directors of Busey Bank.

Effective as of the date immediately following the earlier of (i) the twelve (12) month anniversary of the Bank Merger and (ii) the eighteen (18) month anniversary of the Effective Time, (i) Mr. Dukeman will continue to serve as the Executive Chairman of the Board of Directors of Busey, reporting to the Board of Directors of Busey and as the Executive Chairman of the Board of Directors of Busey Bank, reporting to the Board of Directors of Busey Bank, and (ii) Mr. Maddox will serve as the Executive Vice Chairman of the Board of Directors of Busey and as the Chief Executive Officer and President of Busey, reporting to the Board of Directors of Busey, and as the Chief Executive Officer of Busey Bank, reporting to the Board of Directors of Busey Bank (collectively, the “Succession Plan”).

If during the Specified Period (as defined below) Mr. Dukeman is no longer serving as the Chief Executive Officer of Busey for any reason prior to the time at which Mr. Maddox would otherwise become the Chief Executive Officer of Busey, Mr. Maddox will succeed Mr. Dukeman as Chief Executive Officer of Busey.

Messrs. Dukeman and Maddox can only be removed from the leadership positions described above, have their reporting relationships modified or have their employment arrangements amended in a manner that is adverse to them with a majority vote of the entire Board of Directors of Busey.

The Busey Bylaw Amendment provides that the composition of the Board of Directors of Busey Bank will be identical to that of the Board of Directors of Busey.

The Busey Bylaw Amendment addresses certain other governance matters, including (i) that Mr. Brenneman will serve as the Lead Independent Director of the Busey Board of Directors for two years following the Effective Time and (ii) matters related to the committees of the Busey Board of Directors and the composition of such committees.

The Merger Agreement and the Busey Bylaw Amendment provide that, following the Effective Time, the headquarters of the surviving corporation will be located in or near Kansas City, Missouri and the main office and legal headquarters of Busey Bank will remain in Champaign, Illinois.

The terms set forth in the Busey Bylaw Amendment will be applicable until the later of (i) the three (3) year anniversary of the Effective Time and (ii) the two (2) year anniversary of the date of the Bank Merger (the “Specified Period”). The terms set forth in the Busey Bylaw Amendment may only be amended with the vote of seventy-five percent (75%) of the entire Board of Directors of Busey.

In connection with the completion of the Merger, Busey will propose to amend its articles of incorporation to increase the number of authorized shares of Busey Common Stock from 100 million to 200 million (the “Busey Articles Amendment”).

Certain Other Terms and Conditions of the Merger Agreement

The Merger Agreement contains customary representations and warranties from both Busey and CrossFirst. CrossFirst has agreed to customary pre-closing covenants, including covenants to operate its business in the ordinary course in all material respects, to refrain from taking certain actions without Busey’s consent and to refrain from taking certain actions that may adversely affect its ability to consummate the transactions contemplated by the Merger Agreement on a timely basis without Busey’s consent.  Busey has agreed to customary pre-closing covenants, including covenants to operate its business in the ordinary course in all material respects and to refrain from taking certain actions that may adversely affect its ability to consummate the transactions contemplated by the Merger Agreement on a timely basis without CrossFirst’s consent. Each party has agreed to additional covenants, including, among others, (i) in the case of Busey, its obligation to call a meeting of its stockholders to approve the Merger Agreement, the issuance of shares of Busey Common Stock pursuant to the Merger Agreement (the “Busey Share Issuance”) and the Busey Articles Amendment and, subject to certain exceptions, the obligation of the Busey Board of Directors to recommend that its stockholders approve the Merger Agreement and the Busey Share Issuance, (ii) in the case of CrossFirst, its obligation to call a meeting of its stockholders to approve the Merger Agreement, and, subject to certain exceptions, the obligation of the CrossFirst Board of Directors to recommend that its stockholders approve the Merger Agreement and (iii) each party’s non-solicitation obligations related to alternative acquisition proposals. Busey and CrossFirst have also agreed to use their reasonable best efforts to prepare and file all applications, notices, petitions and filings to obtain all necessary consents, approvals and authorizations for the consummation of the transactions contemplated by the Merger Agreement. In addition, Busey Bank will apply to become a member of the Federal Reserve System.

The completion of the Merger is subject to customary conditions, including (i) approval of the Merger Agreement and the Busey Share Issuance by the requisite vote of the holders of Busey Common Stock, (ii) approval of the Merger Agreement by the requisite vote of the holders of CrossFirst Common Stock, (iii) authorization for listing on NASDAQ of the shares of Busey Common Stock to be issued in the Merger, subject to official notice of issuance, (iv) approval of the Board of Governors of the Federal Reserve System for the Merger and the Bank Merger and Busey Bank’s application to become a member of the Federal Reserve System, the Illinois Department of Financial and Professional Regulation for the Bank Merger and the Kansas Office of the State Bank Commissioner for the Merger, without the imposition of any condition or restriction that would be reasonably expected to have a material adverse effect on the surviving corporation and its subsidiaries, taken as a whole, after giving effect to the transactions contemplated by the Merger Agreement, (v) effectiveness of the registration statement on Form S-4 for the Busey Common Stock to be issued in the Merger and (vi) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger, the Bank Merger or any of the other transactions contemplated by the Merger Agreement or making the completion of the Merger, the Bank Merger or any of the other transactions contemplated by the Merger Agreement illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (b) the absence of the occurrence of any material adverse effect (as defined in the Merger Agreement) with respect to the other party from the date of the Merger Agreement, (c) performance in all material respects by the other party of its obligations under the Merger Agreement and (d) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both Busey and CrossFirst and further provides that a termination fee of $36.7 million will be payable by either Busey or CrossFirst, as applicable, upon termination of the Merger Agreement under certain circumstances.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts and standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Merger and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Busey or CrossFirst, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Busey, CrossFirst, their respective affiliates or their respective businesses, the Merger Agreement, the Merger and the Bank Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a joint proxy statement of Busey and CrossFirst and a prospectus of CrossFirst, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings that each of Busey and CrossFirst makes with the Securities and Exchange Commission (“SEC”).

The foregoing description of the Merger Agreement (including the Busey Bylaw Amendment appended as an exhibit thereto) does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement (including the Busey Bylaw Amendment appended as an exhibit thereto), which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In connection with the execution of the Merger Agreement, Busey entered into a letter agreement with Mr. Dukeman (the “Dukeman Letter Agreement”).  Except as provided therein, the Dukeman Letter Agreement does not amend or change Mr. Dukeman’s existing employment agreement.  In the event that the Merger is not completed, the Dukeman Letter Agreement will be void ab initio.

The Dukeman Letter Agreement provides that following the Effective Time and through the end of the Specified Period, Mr. Dukeman will receive base salary, annual bonus and long-term incentive awards that are no less than those paid to Mr. Maddox. Pursuant to the Dukeman Letter Agreement, Mr. Dukeman agrees that the Succession Plan will not give rise to a constructive discharge (as defined in Mr. Dukeman’s employment agreement). This waiver means that Mr. Dukeman will not be entitled to severance compensation as a result of the corporate governance changes effected in connection with the Merger.

The Dukeman Letter Agreement provides that Busey will terminate Mr. Dukeman’s right to severance pursuant to his employment agreement in compliance with Section 409A of the Internal Revenue Code’s change in control plan termination rules. Accordingly, the cash severance that would have been payable to Mr. Dukeman upon a qualifying termination under Mr. Dukeman’s employment agreement will be paid in a lump-sum on the one-year anniversary of the closing of the Merger, subject to his continued employment (other than in the event of a qualifying termination) (the “Dukeman Retention Payment”). In the event that Mr. Dukeman is terminated for cause or resigns other than due to constructive discharge (in each case, as defined in his employment agreement), (i) between the payment date of the Dukeman Retention Payment and the two-year anniversary of the closing of the Merger, Mr. Dukeman will promptly repay two-thirds of the Dukeman Retention Payment or (ii) between the two-year and three-year anniversaries of the closing of the Merger, Mr. Dukeman will promptly repay one-third of the Dukeman Retention Payment.

Pursuant to the Dukeman Letter Agreement, in the event that (i) the Succession Plan does not occur and Mr. Dukeman resigns in accordance with his constructive discharge rights or (ii) Mr. Dukeman’s employment is terminated without cause or Mr. Dukeman resigns in accordance with his constructive discharge rights (each such termination, a “qualifying termination”), Mr. Dukeman will be entitled to (a) any annual bonus or long-term incentive award earned or accrued but not yet paid, (b) the greater of (1) an amount equal to the sum of (x) his then applicable base salary through the remainder of the Specified Period and (y) annual performance bonuses (based on his then most recent annual performance bonus) that would have been earned or accrued during the remainder of the Specified Period and (2) an amount equal to the sum of his then applicable annual base salary and then most recent annual performance bonus, (c) payment for the value of the contributions that would have been made to Mr. Dukeman under all applicable retirement and other employee benefit plans had his employment continued through December 31 of the year in which such termination of employment occurs and (d) continuing coverage under all existing life, health and disability programs for one year following his termination date.

Mr. Dukeman’s outstanding equity awards will be treated in accordance with the Merger Agreement. In the event that Mr. Dukeman experiences a qualifying termination prior to the end of the Specified Period, the Dukeman Letter Agreement provides that (i) all outstanding time-based equity awards will vest and settle at the earliest time permitted without triggering a tax or penalty under Section 409A of the Internal Revenue Code and (ii) the service condition with respect to his outstanding performance-based equity awards will be waived and such awards will remain outstanding and eligible to vest based on achievement of the relevant performance metrics at the end of the applicable performance period.

Pursuant to the Dukeman Letter Agreement, Mr. Dukeman will be subject to a non-competition covenant (in addition to his existing restrictive covenants) until the later of (i) one (1) year following a termination of employment and (ii) the end of the Specified Period.

The Dukeman Letter Agreement provides that following the closing of the Merger, Mr. Dukeman will no longer be entitled to the excise tax gross-up set forth in his employment agreement.

The foregoing description of the Dukeman Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Dukeman Letter Agreement, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 8.01.	Other Events.

In connection with the execution of the Merger Agreement, Busey entered into a letter agreement with Mr. Maddox (the “Maddox Letter Agreement”).  Except as provided therein, the Maddox Letter Agreement does not amend or change Mr. Maddox’s existing employment agreement.  In the event that the Merger is not completed, the Maddox Letter Agreement will be void ab initio.

The Maddox Letter Agreement provides that following the Effective Time and through the end of the Specified Period, Mr. Maddox will receive base salary, annual bonus and long-term incentive awards that are no less than those paid to Mr. Dukeman. Pursuant to the Maddox Letter Agreement, Mr. Maddox agrees that the Succession Plan will not give rise to a constructive termination (as defined in the CrossFirst Senior Executive Severance Plan (the “CrossFirst Severance Plan”)). This waiver means that Mr. Maddox will not be entitled to severance compensation as a result of the corporate governance changes effected in connection with the Merger.

The Maddox Letter Agreement provides that Mr. Maddox’s right to severance pursuant to his employment agreement and the CrossFirst Severance Plan will be terminated. Accordingly, the cash severance that would have been payable to Mr. Maddox upon a qualifying termination under the CrossFirst Severance Plan will be converted into a cash retention award, which will be paid in equal annual installments on each of the three anniversaries of the closing of the Merger, subject to his continued employment or an earlier qualifying termination.

Pursuant to the Maddox Letter Agreement, in the event that (i) the Succession Plan does not occur and Mr. Maddox resigns in accordance with his constructive termination rights or (ii) Mr. Maddox’s employment is terminated without cause or he resigns in accordance with his constructive termination rights (each such termination, a “qualifying termination”), Mr. Maddox will be entitled to (a) any annual bonus or long-term incentive award earned or accrued but not yet paid, (b) the greater of (1) an amount equal to the sum of (x) his then applicable base salary through the remainder of the Specified Period, and (y) annual bonuses (based on target bonus for the year in which the qualifying termination occurs) that would have been earned or accrued during the remainder of the Specified Period and (2) an amount equal to two times the sum of his then applicable annual base salary and target annual bonus for the year in which the qualifying termination occurs, (c) the company-paid portion of the COBRA continuation premium to cover Mr. Maddox and his dependents enrolled under the company’s health, vision and dental plans in effect as of the termination date for 12 months and (d) reimbursement of up to $25,000 of reasonable expenses directly relating to outplacement counselling services obtained during the eighteen (18) month period following such termination date.

Mr. Maddox’s outstanding equity awards will be treated in accordance with the Merger Agreement. In the event that Mr. Maddox experiences a qualifying termination prior to the end of the Specified Period, the Maddox Letter Agreement provides that all outstanding equity awards will vest (with any performance-based vesting conditions deemed satisfied based on target performance) and settle at the earliest time permitted without triggering a tax or penalty under Section 409A of the Internal Revenue Code.

Pursuant to the Maddox Letter Agreement, Mr. Maddox will be subject to a non-competition covenant (in addition to his existing restrictive covenants) until the later of (i) one (1) year following a termination of employment and (ii) the end of the Specified Period.

The foregoing description of the Maddox Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Maddox Letter Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In connection with the execution of the Merger Agreement, Busey and CrossFirst issued a joint press release. A copy of the press release is attached hereto as Exhibit 99.2, which is incorporated herein by reference.

In addition, Busey and CrossFirst provided supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. A copy of the investor presentation is attached as Exhibit 99.3 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated August 26, 2024, by and among First Busey Corporation and CrossFirst Bankshares, Inc.*

10.1	Letter Agreement, dated August 26, 2024, by and between First Busey Corporation and Van A. Dukeman

99.1	Letter Agreement, dated August 26, 2024, by and between First Busey Corporation and Michael J. Maddox

99.2	Joint Press Release, dated August 27, 2024

99.3	Investor Presentation, dated August 27, 2024

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document).

*	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any document so furnished.

Forward-Looking Statements

This Current Report on Form 8-K and the exhibits filed therewith include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to Busey’s and CrossFirst’s beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “plan,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “position,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; Busey and CrossFirst do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Busey and CrossFirst. Such statements are based upon the current beliefs and expectations of the management of Busey and CrossFirst and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against Busey or CrossFirst; the possibility that the proposed transaction will not close when expected or at all because required regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of Busey and CrossFirst to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Busey and CrossFirst do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate CrossFirst’s operations and those of Busey; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; Busey’s and CrossFirst’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Busey’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of Busey and CrossFirst to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; changes in interest rates and prepayment rates of Busey’s or CrossFirst’s assets fluctuations in the value of securities held in Busey’s or CrossFirst’s securities portfolio; concentrations within Busey’s or CrossFirst’s loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure; the level of non-performing assets on Busey’s or CrossFirst’s balance sheets; the strength of the local, state, national, and international economy; risks related to the potential impact of general economic, political and market factors or of exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, droughts on the companies or the proposed transaction; the economic impact of any future terrorist threats or attacks, widespread disease or pandemics or other adverse external events that could cause economic deterioration or instability in credit markets; changes in state and federal laws, regulations, and governmental policies concerning Busey’s or CrossFirst’s general business; changes in accounting policies and practices; increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers; breaches or failures of information security controls or cybersecurity-related incidents; changes in technology and the ability to develop and maintain secure and reliable electronic systems; the loss of key executives or associates; changes in consumer spending; unexpected outcomes of existing or new litigation, investigations, or inquiries involving Busey (including with respect to Busey’s Illinois franchise taxes) or CrossFirst; other factors that may affect future results of Busey and CrossFirst and the other factors discussed in the “Risk Factors” section of each of Busey’s and CrossFirst’s Annual Report on Form 10-K for the year ended December 31, 2023, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of Busey’s and CrossFirst’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and other reports Busey and CrossFirst file with the SEC.

Additional Information and Where to Find It

In connection with the proposed transaction, Busey will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of Busey and CrossFirst, which also constitutes a prospectus of Busey, that will be sent to stockholders of Busey and CrossFirst seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Investors and security holders of Busey and CrossFirst and their respective affiliates are urged to read, when available, the registration statement on form S-4, the joint proxy statement/prospectus to be included within the registration statement on Form s-4 and any other relevant documents filed or to be filed with the sec in connection with the proposed transaction, as well as any amendments or supplements to those documents, because they will contain important information about Busey, CrossFirst and the proposed transaction. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Busey and CrossFirst, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by Busey will be made available free of charge in the “SEC Filings” section of Busey’s website, https://ir.Busey.com. Copies of documents filed with the SEC by CrossFirst will be made available free of charge in the “Investor Relations” section of CrossFirst’s website, https://investors.crossfirstbankshares.com/.

Participants in Solicitation

Busey, CrossFirst, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Busey’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 12, 2024, and certain other documents filed by Busey with the SEC. Information regarding CrossFirst’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 26, 2024, and certain other documents filed by CrossFirst with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 27, 2024	First Busey Corporation

	By:	/s/ Jeffrey D. Jones
Jeffrey D. Jones
Executive Vice President, Chief Financial Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and between

FIRST BUSEY CORPORATION

and

CROSSFIRST BANKSHARES, INC.

Dated as of August 26, 2024

TABLE OF CONTENTS

Article I THE MERGER
1.1 The Merger	1
1.2 Closing	2
1.3 Effective Time	2
1.4 Effects of the Merger	2
1.5 Conversion of CrossFirst Common Stock	2
1.6 CrossFirst Preferred Stock	3
1.7 Dissenting Shares	4
1.8 Busey Stock	4
1.9 Treatment of CrossFirst Equity Awards; ESPP	4
1.10 Treatment of Busey Equity Awards	7
1.11 Articles of Incorporation of Surviving Corporation	8
1.12 Bylaws of Surviving Corporation	8
1.13 Tax Consequences	8
1.14 Bank Merger and FRS Membership	8

Article II EXCHANGE OF SHARES

2.1 Busey to Make Merger Consideration Available	9
2.2 Exchange of Shares	9

Article III REPRESENTATIONS AND WARRANTIES OF CROSSFIRST

3.1 Corporate Organization	12
3.2 Capitalization	14
3.3 Authority; No Violation	15
3.4 Consents and Approvals	16
3.5 Reports	17
3.6 Financial Statements	18
3.7 Broker’s Fees	19
3.8 Absence of Certain Changes or Events	19
3.9 Legal Proceedings	19
3.10 Taxes and Tax Returns	20
3.11 Employee Benefit Plans	21
3.12 Employees	23
3.13 Compliance with Applicable Law	24
3.14 Certain Contracts	25

-i-

3.15 Agreements with Regulatory Agencies	26
3.16 Risk Management Instruments	26
3.17 Environmental Matters	27
3.18 Investment Securities and Commodities	27
3.19 Real Property	28
3.20 Intellectual Property	28
3.21 Related Party Transactions	29
3.22 State Takeover Laws	29
3.23 Reorganization	29
3.24 Opinion	29
3.25 CrossFirst Information	29
3.26 Loan Portfolio	30
3.27 Insurance	31
3.28 Information Security	31
3.29 Subordinated Indebtedness	31

Article IV REPRESENTATIONS AND WARRANTIES OF BUSEY

4.1 Corporate Organization	32
4.2 Capitalization	33
4.3 Authority; No Violation	34
4.4 Consents and Approvals	35
4.5 Reports	35
4.6 Financial Statements	36
4.7 Broker’s Fees	38
4.8 Absence of Certain Changes or Events	38
4.9 Legal Proceedings	38
4.10 Taxes and Tax Returns	39
4.11 Employee Benefit Plans	39
4.12 Employees	41
4.13 Compliance with Applicable Law	43
4.14 Certain Contracts	44
4.15 Agreements with Regulatory Agencies	45
4.16 Risk Management Instruments	45
4.17 Environmental Matters	46
4.18 Investment Securities and Commodities	46
4.19 Real Property	46
4.20 Intellectual Property	47
4.21 Related Party Transactions	47
4.22 State Takeover Laws	47
4.23 Reorganization	47
4.24 Opinion	47
4.25 Busey Information	48
4.26 Loan Portfolio	48
4.27 Insurance	49

-ii-

4.28 Information Security	49

Article V COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time	50
5.2 CrossFirst Forbearances	50
5.3 Busey Forbearances	54

Article VI ADDITIONAL AGREEMENTS

6.1 Regulatory Matters	54
6.2 Access to Information; Confidentiality	56
6.3 Stockholder Approval	57
6.4 Legal Conditions to Merger	58
6.5 Stock Exchange Listing	59
6.6 Employee Matters	59
6.7 Indemnification; Directors’ and Officers’ Insurance	61
6.8 Additional Agreements	62
6.9 Advice of Changes	62
6.10 Stockholder Litigation	62
6.11 Corporate Governance	63
6.12 Acquisition Proposals	64
6.13 Public Announcements	65
6.14 Change of Method	65
6.15 Restructuring Efforts	65
6.16 Takeover Statutes	66
6.17 Treatment of CrossFirst Debt	66
6.18 Exemption from Liability under Section 16(b)	66
6.19 Certain Tax Matters	67

Article VII CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger	67
7.2 Conditions to Obligations of Busey	68
7.3 Conditions to Obligations of CrossFirst	69

Article VIII TERMINATION AND AMENDMENT

8.1 Termination	70
8.2 Effect of Termination	71

-iii-

Article IX GENERAL PROVISIONS

9.1 Nonsurvival of Representations, Warranties and Agreements	73
9.2 Amendment	73
9.3 Extension; Waiver	74
9.4 Expenses	74
9.5 Notices	74
9.6 Interpretation	75
9.7 Counterparts	75
9.8 Entire Agreement	76
9.9 Governing Law; Jurisdiction	76
9.10 Waiver of Jury Trial	76
9.11 Assignment; Third-Party Beneficiaries	77
9.12 Specific Performance	77
9.13 Severability	77
9.14 Confidential Supervisory Information	77
9.15 Delivery by Electronic Transmission	78
9.16 No Other Representations or Warranties	78

Exhibit A – Form of Busey Articles Amendment

Exhibit B – Form of Busey Bylaw Amendment

Exhibit C – Form of Bank Merger Agreement

-iv-

INDEX OF DEFINED TERMS

Page

Acquisition Proposal	65
affiliate	76
Agreement	1
Bank Merger	8
Bank Merger Act	16
Bank Merger Agreement	8
Bank Merger Certificates	16
BHC Act	12
Borrower	31
Busey	1
Busey 401(k) Plan	61
Busey Articles	8
Busey Articles Amendment	8
Busey Articles Amendment Vote	58
Busey Bank	8
Busey Benefit Plans	40
Busey Board Recommendation	58
Busey Bylaw Amendment	8
Busey Bylaws	8
Busey Common Stock	2
Busey Contract	46
Busey Deferred Stock Unit Awards	34
Busey Disclosure Schedule	32
Busey Equity Awards	8
Busey ESPP	34
Busey IT Systems	44
Busey Meeting	58
Busey Owned Properties	47
Busey Performance Stock Unit Award	7
Busey Preferred Stock	34
Busey Qualified Plans	41
Busey Real Property	47
Busey Regulatory Agreement	46
Busey Reports	37
Busey Restricted Stock Unit Award	7
Busey RSU Award	5
Busey Security Breach	44
Busey Share Issuance Vote	35
Busey Stock Appreciation Right	6
Busey Stock Options	34
Busey Stock Plans	34
Busey Subsidiary	33
business day	76

-v-

Certificates of Merger	2
Chosen Courts	77
Closing	2
Closing Conditions Satisfaction Date	2
Closing Date	2
Code	1
Confidentiality Agreement	57
Continuation Period	60
Continuing Employees	60
CrossFirst	1
CrossFirst 401(k) Plan	61
CrossFirst Bank	8
CrossFirst Benefit Plans	21
CrossFirst Board Recommendation	58
CrossFirst Bylaws	13
CrossFirst Certificate	13
CrossFirst Common Stock	2
CrossFirst Compensation Committee	5
CrossFirst Contract	27
CrossFirst Director Restricted Stock Award	4
CrossFirst Disclosure Schedule	12
CrossFirst Employee Restricted Stock Award	4
CrossFirst Equity Award Schedule	15
CrossFirst Equity Awards	6
CrossFirst ESPP	6
CrossFirst Indemnified Parties	62
CrossFirst IT Systems	25
CrossFirst Meeting	58
CrossFirst Owned Properties	28
CrossFirst Performance Stock Unit Award	5
CrossFirst Preferred Stock	3
CrossFirst Qualified Plans	22
CrossFirst Real Property	29
CrossFirst Regulatory Agreement	27
CrossFirst Reports	17
CrossFirst Restricted Stock Award	4
CrossFirst Restricted Stock Unit Award	5
CrossFirst Section 16 Individuals	67
CrossFirst Security Breach	25
CrossFirst Stock Appreciation Right	6
CrossFirst Stock Plan	6
CrossFirst Subsidiary	13
Dissenting Share	4
Dissenting Stockholder	4
Effective Time	2
Enforceability Exceptions	15

-vi-

Environmental Laws	28
ERISA	21
ERISA Affiliate	22
Exchange Act	18
Exchange Agent	9
Exchange Fund	9
Exchange Ratio	2
FDIC	13
Federal Reserve Board	16
FRS Membership	8
GAAP	12
GLBA	24
Governmental Entity	16
IDFPR	16
Intellectual Property	29
IRS	20
Joint Proxy Statement	16
KBW	19
KGCC	1
knowledge	76
KOSBC	16
Liens	15
Loans	31
Material Adverse Effect	12
Materially Burdensome Regulatory Condition	56
Merger	1
Merger Consideration	2
Multiemployer Plan	22
Multiple Employer Plan	22
Nevada Secretary	2
New Busey Preferred Stock	3
New Plans	60
New Shares	9
NRS	1
Old Share	2
Permitted Encumbrances	29
person	76
Personal Data	24
Premium Cap	62
Raymond James	39
Recommendation Change	58
Regulatory Agencies	17
Representatives	65
Requisite Busey Merger Vote	35
Requisite Busey Vote	35
Requisite CrossFirst Vote	15

-vii-

Requisite Regulatory Approvals	56
S-4	16
Sarbanes-Oxley Act	17
SEC	16
Securities Act	17
Significant Subsidiaries	13
SRO	17
Subsidiary	13
Surviving Bank	8
Surviving Corporation	1
Takeover Statutes	30
Tax	21
Tax Return	21
Taxes	21
Termination Date	71
Termination Fee	73
Total Borrower Commitment	31

-viii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of August 26, 2024 (this “Agreement”), by and between First Busey Corporation, a Nevada corporation (“Busey”), and CrossFirst Bankshares, Inc., a Kansas corporation (“CrossFirst”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Busey and CrossFirst have determined that it is in the best interests of their respective companies and stockholders to consummate the strategic business combination transaction provided for herein, pursuant to which CrossFirst will, subject to the terms and conditions set forth herein, merge with and into Busey (the “Merger”), so that Busey is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger;

WHEREAS, in furtherance thereof, the respective Boards of Directors of Busey and CrossFirst have approved the Merger and this Agreement;

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Chief Executive Officer of CrossFirst and the Chief Executive Officer of Busey each will enter into an employment arrangement with Busey, as the Surviving Corporation, which shall be effective as of the Effective Time; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

Article I

THE MERGER

1.1            The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Nevada Revised Statutes (the “NRS”) and the Kansas General Corporation Code (the “KGCC”), at the Effective Time, CrossFirst shall merge with and into Busey. Busey shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Nevada. Upon consummation of the Merger, the separate corporate existence of CrossFirst shall terminate.

1.2            Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place by electronic exchange of documents at 9:00 a.m. Central Time, on the first business day of the month immediately following the month during which the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof) occurs (the date the last of the conditions set forth in Article VII hereof have been so satisfied or waived, the “Closing Conditions Satisfaction Date”), unless another date, time or place is agreed to in writing by the parties. Notwithstanding the foregoing, in the event the Closing Conditions Satisfaction Date is less than five (5) business days prior to the first business day of the month immediately following the month in which the Closing Conditions Satisfaction Date occurs, then Closing shall take place on the first business day of the month that is the second month following the month in which the Closing Conditions Satisfaction Date occurs. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.

1.3            Effective Time. The Merger shall become effective as set forth in the articles of merger to be filed with the Secretary of State of the State of Nevada (the “Nevada Secretary”) and the certificate of merger to be filed with the Secretary of State of the State of Kansas, respectively, on the Closing Date (together, the “Certificates of Merger”). The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Certificates of Merger.

1.4            Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the NRS and the KGCC.

1.5            Conversion of CrossFirst Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Busey, CrossFirst or the holder of any of the following securities:

(a)            Subject to Section 2.2(e), each share of the common stock, par value $0.01 per share, of CrossFirst (the “CrossFirst Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of CrossFirst Common Stock owned by CrossFirst as treasury stock or owned by CrossFirst or Busey (in each case other than shares of CrossFirst Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by CrossFirst or Busey in respect of debts previously contracted), shall be converted into the right to receive 0.6675 of a share (the “Exchange Ratio” and such shares, the “Merger Consideration”) of the common stock, par value $0.001, of Busey (the “Busey Common Stock”); it being understood that upon the Effective Time, pursuant to Section 1.8, the Busey Common Stock, including the shares issued to former holders of CrossFirst Common Stock, shall be the common stock of the Surviving Corporation.

(b)            All of the shares of CrossFirst Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Share,” it being understood that any reference herein to an “Old Share” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of CrossFirst Common Stock) previously representing any such shares of CrossFirst Common Stock shall thereafter represent only the right to receive (i) a New Share representing the number of whole shares of Busey Common Stock which such shares of CrossFirst Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of CrossFirst Common Stock represented by such Old Share have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Busey Common Stock or CrossFirst Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give Busey and the holders of CrossFirst Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing contained in this sentence shall be construed to permit CrossFirst or Busey to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

(c)            Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of CrossFirst Common Stock that are owned by CrossFirst or Busey (in each case other than shares of CrossFirst Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by CrossFirst or Busey in respect of debts previously contracted) shall be cancelled and shall cease to exist and no Busey Common Stock or other consideration shall be delivered in exchange therefor.

1.6            CrossFirst Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Busey, CrossFirst or the holder of any of the following securities, each share of Series A Non-Cumulative Perpetual Preferred Stock, par value $0.01, of CrossFirst (the “CrossFirst Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares) shall be converted into the right to receive one share of a newly created series of preferred stock of Busey (all shares of such newly created series, collectively, the “New Busey Preferred Stock”) having rights, preferences, privileges, and powers (including a dividend of 8.00% per annum on the liquidation preference of $1,000 per share and voting powers), taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges, and powers (including voting powers) of the CrossFirst Preferred Stock, taken as a whole, provided, that the date upon which Busey may first redeem the New Busey Preferred Stock shall be at least five (5) years after the Effective Time, and, upon such conversion, the CrossFirst Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time; provided, further, that at the election of Busey, Busey may cause the CrossFirst Preferred Stock to be converted in the Merger at the Effective Time into the right to receive an amount of cash equal to the liquidation preference thereof plus the amount of any accrued and unpaid dividends thereon through the Effective Time.

1.7            Dissenting Shares. Notwithstanding anything in this Agreement to the contrary and to the extent available under Section 17-6712 of the KGCC, any share of CrossFirst Preferred Stock that is issued and outstanding immediately prior to the Effective Time and that is held by a holder of CrossFirst Preferred Stock that complies with all of the provisions of the KGCC relevant to the exercise and perfection of appraisal rights (such share being a “Dissenting Share,” and such stockholder being a “Dissenting Stockholder”) shall not be converted into the right to receive New Busey Preferred Stock as set forth in Section 1.6 but rather shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Share pursuant to Section 17-6712 of the KGCC. If any Dissenting Stockholder fails to perfect such stockholder’s appraisal rights under the KGCC or effectively withdraws or otherwise loses such rights with respect to any Dissenting Shares, such Dissenting Shares shall thereupon automatically be converted into the right to receive New Busey Preferred Stock as set forth in Section 1.6, pursuant to the exchange procedures set forth in Section 2.2. Notwithstanding anything to the contrary contained in this Agreement, if the Merger is rescinded or abandoned, then the right of a holder of CrossFirst Preferred Stock to be paid the fair value of such holder’s Dissenting Shares pursuant to Section 17-6712 of the KGCC shall cease. CrossFirst shall give Busey (a) notice (and a copy) of any demand for payment of the fair value of any shares of CrossFirst Preferred Stock or any attempted withdrawal of any such demand for payment and any other instrument served pursuant to the KGCC and received by CrossFirst relating to any stockholder’s appraisal rights and (b) the opportunity to participate in all negotiations, communications and proceedings with respect to any such demands for payment under the KGCC. CrossFirst shall not voluntarily make any payment with respect to any demand for appraisal with respect to any Dissenting Shares without the prior written consent of Busey (which consent shall not be unreasonably conditioned, withheld or delayed).

1.8            Busey Stock. At and after the Effective Time, each share of Busey Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

1.9            Treatment of CrossFirst Equity Awards; ESPP.

(a)            Except as otherwise agreed between CrossFirst and Busey, at the Effective Time, each award in respect of shares of CrossFirst Common Stock subject to vesting, repurchase or other lapse restriction granted or assumed under the CrossFirst Stock Plan (a “CrossFirst Restricted Stock Award”) that is held by a non-employee director of CrossFirst and is outstanding, unvested and unsettled immediately prior to the Effective Time (a “CrossFirst Director Restricted Stock Award”) shall be converted into the right to receive shares of Busey Common Stock in accordance with Section 1.5(a). Each deferred share of CrossFirst Common Stock that is credited to a participant’s account under the CrossFirst 2018 Directors’ Deferred Fee Plan as of immediately prior to the Effective Time (“Director Deferred Shares”) shall be converted into the right to receive shares of Busey Common Stock in accordance with Section 1.5(a), which shares of Busey Common Stock shall be distributed to such participant as soon as administratively practicable following the Effective Time; provided that the number of shares of Busey Common Stock will be rounded to the nearest whole share.

(b)            Except as otherwise agreed between CrossFirst and Busey, at the Effective Time, each CrossFirst Restricted Stock Award other than a CrossFirst Director Restricted Stock Award (a “CrossFirst Employee Restricted Stock Award”) that is outstanding, unvested and unsettled immediately prior to the Effective Time shall be assumed and converted into a restricted stock award in respect of Busey Common Stock subject to vesting, repurchase or other lapse restriction with the same terms and conditions as were applicable under such CrossFirst Employee Restricted Stock Award immediately prior to the Effective Time (including vesting terms and any “change in control” protections under the CrossFirst Stock Plan or award agreement), and relating to the number of shares of Busey Common Stock equal to the product of (i) the number of shares of CrossFirst Common Stock subject to such CrossFirst Restricted Stock Award immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded to the nearest whole share of Busey Common Stock.

(c)            Except as otherwise agreed between CrossFirst and Busey, at the Effective Time, each restricted stock unit award in respect of a share of CrossFirst Common Stock granted or assumed under the CrossFirst Stock Plan that is subject to only time-based vesting conditions (a “CrossFirst Restricted Stock Unit Award”) that is outstanding, unvested and unsettled immediately prior to the Effective Time shall be assumed and converted into a restricted stock unit award in respect of Busey Common Stock (an “Busey RSU Award”) subject to vesting, repurchase or other lapse restriction with the same terms and conditions as were applicable under such CrossFirst Restricted Stock Unit Award immediately prior to the Effective Time (including vesting terms and any “change in control” protections under the CrossFirst Stock Plan or award agreement), relating to the number of shares of Busey Common Stock equal to the product of (i) the number of shares of CrossFirst Common Stock subject to such CrossFirst Restricted Stock Unit Award immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded to the nearest whole share of Busey Common Stock.

(d)            Except as otherwise agreed between CrossFirst and Busey, at the Effective Time, each performance-based restricted stock unit award in respect of shares of CrossFirst Common Stock granted or assumed under the CrossFirst Stock Plan that is outstanding, unvested and unsettled immediately prior to the Effective Time (a “CrossFirst Performance Stock Unit Award”) shall be assumed and converted into a Busey RSU Award relating to the number of shares of Busey Common Stock equal to the product of (i) the number of shares of CrossFirst Common Stock subject to such CrossFirst Performance Stock Unit Award immediately prior to the Effective Time that would be earned assuming the achievement of the applicable performance goals as of immediately prior to the Effective Time based on (A) if Closing occurs in the first half of the relevant performance period, target performance, or (B) if Closing occurs in the second half of the relevant performance period, actual performance through the latest practicable date prior to the Effective Time as reasonably determined by the compensation committee of the Board of Directors of CrossFirst (the “CrossFirst Compensation Committee”) consistent with past practice in consultation with Busey, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded to the nearest whole share of Busey Common Stock. Except as specifically provided in this Section 1.9(d), each such Busey RSU Award shall be subject to the same terms and conditions (including service-based vesting terms and any “change in control” protections under the CrossFirst Stock Plan or award agreement) as applied to the CrossFirst Performance Stock Unit Award immediately prior to the Effective Time; provided, that each such Busey RSU Award shall be subject to service-based vesting only (such service-based vesting in the Busey RSU Award to be identical to that included within the CrossFirst Performance Stock Unit Award prior to the conversion at the Effective Time) and shall no longer be subject to any performance conditions.

(e)            Except as otherwise agreed between CrossFirst and Busey, at the Effective Time, each award of stock-settled stock appreciation rights granted or assumed under the CrossFirst Stock Plan (a “CrossFirst Stock Appreciation Right”) that is outstanding and unsettled immediately prior to the Effective Time, whether vested or unvested, shall be assumed and converted into stock appreciation right in respect of Busey Common Stock relating to the number of shares of Busey Common Stock (an “Busey Stock Appreciation Right”) equal to the product of (i) the number of shares of CrossFirst Common Stock subject to such CrossFirst Stock Appreciation Right immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share of Busey Common Stock, and at an exercise price per share equal to (A) the exercise price per share of the CrossFirst Stock Appreciation Right immediately prior to the Effective Time, divided by (B) the Exchange Ratio, rounded up to the nearest whole cent; provided, however, that the exercise price and the number of shares of Busey Common Stock purchasable pursuant to the Busey Stock Appreciation Right shall be determined in a manner consistent with the requirements of Section 409A of the Code. Except as specifically provided in this Section 1.8(e), each such Busey Stock Appreciation Right shall be subject to the same terms and conditions (including service-based vesting terms, after giving effect to any “change in control” vesting provisions under the applicable award agreement) as applied to the CrossFirst Stock Appreciation Right immediately prior to the Effective Time.

(f)            Promptly following the Effective Time, Busey shall file a post-effective amendment to the S-4 or an effective registration statement on Form S-8 with respect to the Busey Common Stock subject to the applicable adjusted CrossFirst Equity Awards, as required.

(g)            At or prior to the Effective Time, CrossFirst shall take any actions, and shall cause the Board of Directors of CrossFirst or the CrossFirst Compensation Committee, as applicable, to adopt any resolutions and take any actions, that are necessary to effectuate the treatment of the CrossFirst Equity Awards consistent with the provisions of this Section 1.9. CrossFirst shall take all actions necessary to ensure that from and after the Effective Time neither Busey nor the Surviving Corporation will be required to deliver shares of CrossFirst Common Stock or other capital stock of CrossFirst to any person pursuant to or in settlement of CrossFirst Equity Awards.

(h)            For purposes of this Agreement, the following terms shall have the following meanings:

(i)            “CrossFirst Equity Awards” means the CrossFirst Restricted Stock Awards, the CrossFirst Restricted Stock Unit Awards, the CrossFirst Performance Stock Unit Awards, and the CrossFirst Stock Appreciation Rights.

(ii)           “CrossFirst Stock Plan” means the CrossFirst Amended and Restated 2018 Omnibus Incentive Plan.

(i)            Prior to the Effective Time, CrossFirst will, and will cause the Board of Directors of CrossFirst and/or the CrossFirst Compensation Committee, as applicable, to, take action with respect to the CrossFirst Employee Stock Purchase Plan (effective July 1, 2020) (the “CrossFirst ESPP”) to provide that each participant’s outstanding right to purchase shares of CrossFirst Common Stock under the CrossFirst ESPP shall automatically be exercised on the day immediately prior to the day on which the Effective Time occurs (if not earlier terminated pursuant to the terms of the CrossFirst ESPP), and the resulting shares of CrossFirst Common Stock will be converted into the right to receive shares of Busey Common Stock in accordance with Section 1.5(a) and any cash remaining to buy less than a whole share of Busey Common Stock (taking into account the Exchange Ratio) will be returned to participants. CrossFirst will terminate the CrossFirst ESPP as of no later than immediately prior to the Effective Time, pursuant to resolutions adopted by the Board of Directors of CrossFirst or the CrossFirst Compensation Committee, as applicable, copies of which shall be provided to Busey prior to the Closing and shall be subject to Busey’s reasonable review and comment.

1.10            Treatment of Busey Equity Awards.

(a)            Except as otherwise provided in this Section 1.10, at the Effective Time, each Busey Equity Award shall remain outstanding and shall be subject to the same terms and conditions (including service-based vesting terms) as applied immediately prior to the Effective Time.

(b)            Following the Effective Time, each Busey Equity Award shall be subject to the same double-trigger vesting protection upon an involuntary termination following the Closing as CrossFirst Equity Awards, pursuant to Section 11.1(a) of the CrossFirst Amended and Restated 2018 Omnibus Incentive Plan.

(c)            Except as otherwise set forth herein or as agreed between CrossFirst and Busey, following the Effective Time, each restricted stock unit award in respect of a share of Busey Common Stock granted under a Busey Stock Plan that is subject to only time-based vesting conditions and that is outstanding, unvested and unsettled immediately prior to the Effective Time (a “Busey Restricted Stock Unit Award”) will vest in equal annual installments over three years following the Closing; provided that if any such Busey Restricted Stock Unit Award would otherwise vest by its terms on an earlier date, any then-unvested portion as of such date, shall vest on such original vesting date and settle into shares of Busey Common Stock; provided further, that, with respect to any Busey Restricted Stock Unit Awards that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid on the earlier of (i) or (ii) above without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time that will not trigger a Tax or penalty under Section 409A of the Code.

(d)            Except as otherwise agreed between CrossFirst and Busey, at the Effective Time, each performance-based restricted stock unit award in respect of shares of Busey Common Stock granted under a Busey Stock Plan that is outstanding, unvested and unsettled immediately prior to the Effective Time (a “Busey Performance Stock Unit Award”) that continues to remain outstanding will be deemed earned assuming the achievement of the applicable performance goals as of immediately prior to the Effective Time based on actual performance through the latest practicable date prior to the Effective Time as reasonably determined by the compensation committee of the Board of Directors of Busey consistent with past practice. Except as specifically provided in this Section 1.10(d), each Busey Performance Stock Unit Award shall be subject to the same terms and conditions (including service-based vesting terms) as applied to the Busey Performance Stock Unit Award immediately prior to the Effective Time; provided, that each such Busey Performance Stock Unit Award shall be subject to service-based vesting only and shall no longer be subject to any performance conditions.

(e)            For purposes of this Agreement, the following terms shall have the following meanings:

 (i)            “Busey Equity Awards” means the Busey Restricted Stock Unit Awards, the Busey Performance Stock Unit Awards, the Busey Stock Options and the Busey Deferred Stock Unit Awards.

1.11           Articles of Incorporation of Surviving Corporation. At the Effective Time, the Amended and Restated Articles of Incorporation of Busey (as amended, the “Busey Articles”), which shall be amended as set forth in Exhibit A (such amendment, the “Busey Articles Amendment”), shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.12          Bylaws of Surviving Corporation. At the Effective Time, the Second Amended and Restated Bylaws of Busey (the “Busey Bylaws”), as amended as set forth in Exhibit B (such amendment, the “Busey Bylaw Amendment”), shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.13          Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

1.14          Bank Merger and FRS Membership. Busey and CrossFirst intend that, following the Merger, CrossFirst Bank, a Kansas state-chartered bank and a wholly-owned Subsidiary of CrossFirst (“CrossFirst Bank”), will merge (the “Bank Merger”) with and into Busey Bank, an Illinois state-chartered bank and a wholly-owned Subsidiary of Busey (“Busey Bank”), pursuant to an agreement and plan of merger in substantially the form set forth in Exhibit C (the “Bank Merger Agreement”). Busey Bank shall be the surviving entity in the Bank Merger (the “Surviving Bank”) and, following the Bank Merger, the separate corporate existence of CrossFirst Bank shall cease. As soon as practicable after the date of this Agreement, or on such later date as Busey and CrossFirst may mutually agree, Busey and CrossFirst shall each cause the Board of Directors of Busey Bank and CrossFirst Bank, respectively, to approve the Bank Merger and the Bank Merger Agreement. Busey and CrossFirst shall then cause Busey Bank and CrossFirst Bank, respectively, to enter into the Bank Merger Agreement, and each of Busey and CrossFirst shall approve the Bank Merger Agreement and the Bank Merger as the sole stockholder of Busey Bank and CrossFirst Bank, respectively, and Busey and CrossFirst shall, and shall cause Busey Bank and CrossFirst Bank, respectively, to execute certificates or articles of merger and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”). The Bank Merger shall become effective at such time and date as specified in the Bank Merger Agreement in accordance with applicable law, as determined by Busey. In addition, Busey shall cause Busey Bank to use its reasonable best efforts, as contemplated by Section 6.1(b) of this Agreement, to become a member bank of the Federal Reserve System (the “FRS Membership”).

Article II

EXCHANGE OF SHARES

2.1            Busey to Make Merger Consideration Available. At or prior to the Effective Time, Busey shall deposit, or shall cause to be deposited, with an exchange agent designated by Busey and mutually acceptable to CrossFirst (the “Exchange Agent”), for the benefit of the holders of Old Shares (which for purposes of this Article II shall be deemed to also include certificates or book-entry account statements representing shares of CrossFirst Preferred Stock), for exchange in accordance with this Article II, (a) evidence of shares in book-entry form or, at Busey’s option, certificates (collectively, referred to herein as “New Shares”), representing the shares of Busey Common Stock or New Busey Preferred Stock to be issued to holders of CrossFirst Common Stock or CrossFirst Preferred Stock, as applicable, and (b) cash in lieu of any fractional shares (such cash and New Shares for shares of Busey Common Stock and New Busey Preferred Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.5 and Section 1.6 and paid pursuant to Section 2.2(a).

2.2            Exchange of Shares.

(a)            As promptly as practicable after the Effective Time, but in no event later than ten (10) business days thereafter, Busey and CrossFirst shall cause the Exchange Agent to mail to each holder of record of one or more Old Shares representing shares of CrossFirst Common Stock or CrossFirst Preferred Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration or shares of New Busey Preferred Stock, as applicable, pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Shares shall pass, only upon proper delivery of the Old Shares to the Exchange Agent) and instructions for use in effecting the surrender of the Old Shares in exchange for New Shares representing the number of whole shares of Busey Common Stock and any cash in lieu of fractional shares or shares of New Busey Preferred Stock, as applicable, which the shares of CrossFirst Common Stock or CrossFirst Preferred Stock represented by such Old Share or Old Shares shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of an Old Share or Old Shares for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Share or Old Shares shall be entitled to receive in exchange therefor, as applicable, (i) (A) New Shares representing that number of whole shares of Busey Common Stock to which such holder of CrossFirst Common Stock shall have become entitled pursuant to the provisions of Article I and (B) a check representing the amount of (1) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Share or Old Shares surrendered pursuant to the provisions of this Article II and (2) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), or (ii) (A) a New Share representing the number of shares of New Busey Preferred Stock to which such holder of CrossFirst Preferred Stock shall have become entitled pursuant to the provisions of Article I and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Share or Old Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Shares. Until surrendered as contemplated by this Section 2.2, each Old Share shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Busey Common Stock or New Busey Preferred Stock which the shares of CrossFirst Common Stock or CrossFirst Preferred Stock, as applicable, represented by such Old Share have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b)            No dividends or other distributions declared with respect to Busey Common Stock or New Busey Preferred Stock shall be paid to the holder of any unsurrendered Old Share until the holder thereof shall surrender such Old Share in accordance with this Article II. After the surrender of an Old Share in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Busey Common Stock or shares of New Busey Preferred Stock which the shares of CrossFirst Common Stock or CrossFirst Preferred Stock, as applicable, represented by such Old Share have been converted into the right to receive.

(c)            If any New Share representing shares of Busey Common Stock or New Busey Preferred Stock is to be issued in a name other than that in which the Old Share or Old Shares surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Share or Old Shares so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Share representing shares of Busey Common Stock or New Busey Preferred Stock in any name other than that of the registered holder of the Old Share or Old Shares surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)            After the Effective Time, there shall be no transfers on the stock transfer books of CrossFirst of the shares of CrossFirst Common Stock or CrossFirst Preferred Stock that were issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares). If, after the Effective Time, Old Shares representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Shares representing shares of Busey Common Stock or New Busey Preferred Stock, as applicable, as provided in this Article II.

(e)            Notwithstanding anything to the contrary contained herein, no New Shares or scrip representing fractional shares of Busey Common Stock shall be issued upon the surrender for exchange of Old Shares, no dividend or distribution with respect to Busey Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Busey. In lieu of the issuance of any such fractional share, Busey shall pay to each former holder of CrossFirst Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Busey Common Stock on NASDAQ as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the Closing Date by (ii) the fraction of a share (after taking into account all shares of CrossFirst Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Busey Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f)            Any portion of the Exchange Fund that remains unclaimed by the holders of CrossFirst Common Stock and CrossFirst Preferred Stock for twelve (12) months after the Effective Time shall be paid to the Surviving Corporation. Any former holders of CrossFirst Common Stock and CrossFirst Preferred Stock who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the shares of Busey Common Stock and cash in lieu of any fractional shares or shares of New Busey Preferred Stock, as applicable, and any unpaid dividends and distributions on the Busey Common Stock or New Busey Preferred Stock deliverable in respect of each former share of CrossFirst Common Stock or CrossFirst Preferred Stock, as applicable, that such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Busey, CrossFirst, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of CrossFirst Common Stock or CrossFirst Preferred Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g)            Busey shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of Busey Common Stock, any dividends or distributions payable pursuant to this Section 2.2 or any other consideration otherwise payable pursuant to this Agreement to any holder of CrossFirst Common Stock, CrossFirst Preferred Stock or CrossFirst Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of Tax law. To the extent that amounts are so withheld by Busey or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of CrossFirst Common Stock, CrossFirst Preferred Stock or CrossFirst Equity Awards in respect of which the deduction and withholding was made by Busey or the Exchange Agent, as the case may be.

(h)            In the event any Old Share shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the applicable certificate to be lost, stolen or destroyed and, if required by Busey or the Exchange Agent, the posting by such person of a bond in such amount as Busey or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate the shares of Busey Common Stock and any cash in lieu of fractional shares, or the shares of New Busey Preferred Stock deliverable in respect thereof pursuant to this Agreement.

Article III

REPRESENTATIONS AND WARRANTIES OF CROSSFIRST

Except (a) as disclosed in the disclosure schedule delivered by CrossFirst to Busey concurrently herewith (the “CrossFirst Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the CrossFirst Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by CrossFirst that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (A) any other section of this Article III specifically referenced or cross-referenced and (B) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any CrossFirst Reports filed by CrossFirst after January 1, 2024 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), and assuming each party’s compliance with its obligations set forth in Section 1.14, CrossFirst hereby represents and warrants to Busey as follows:

3.1            Corporate Organization.

(a)            CrossFirst is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). CrossFirst has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. CrossFirst is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CrossFirst. As used in this Agreement, “Material Adverse Effect” means, with respect to Busey, CrossFirst or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event, (E) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby (it being understood that this clause (E) shall not apply to a breach of any representation or warranty intended to address the announcement, pendency or consummation of the transactions contemplated hereby), (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred, except to the extent otherwise excepted by this proviso) or (G) the expenses incurred by CrossFirst or Busey in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), (C) or (D) to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, “Subsidiary,” when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC under the Exchange Act or the BHC Act; and “Significant Subsidiaries” shall have the meaning ascribed to it in Rule 1-02 of Regulation S-X promulgated by the SEC under the Exchange Act. True and complete copies of the Articles of Incorporation of CrossFirst (as amended, the “CrossFirst Certificate”) and the Bylaws of CrossFirst (the “CrossFirst Bylaws”), as in effect as of the date of this Agreement, have previously been made available by CrossFirst to Busey.

(b)            Each Subsidiary of CrossFirst (a “CrossFirst Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on CrossFirst and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of CrossFirst to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of CrossFirst that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the CrossFirst Disclosure Schedule sets forth a true and complete list of all Subsidiaries of CrossFirst as of the date hereof.

3.2            Capitalization.

(a)            As of the date of this Agreement, the authorized capital stock of CrossFirst consists of 200,000,000 shares of CrossFirst Common Stock and 5,000,000 shares of preferred stock, par value $0.01. As of August 23, 2024, there are (i) 49,288,941 shares of CrossFirst Common Stock outstanding, including 48,756 shares of CrossFirst Common Stock granted in respect of outstanding CrossFirst Director Restricted Stock Awards and 0 shares of CrossFirst Common Stock granted in respect of outstanding CrossFirst Employee Restricted Stock Awards, in each case, and accumulated dividends thereon, (ii) 4,340,033 shares of CrossFirst Common Stock held in treasury, (iii) 1,387,086 shares of CrossFirst Common Stock reserved for issuance pursuant to future grants under the CrossFirst Stock Plan, (iv) 511,304 shares of CrossFirst Common Stock reserved for issuance upon the settlement of outstanding CrossFirst Restricted Stock Unit Awards and accumulated dividend equivalents thereon, (v) 136,662 shares of CrossFirst Common Stock reserved for issuance upon the settlement of Director Deferred Shares, (vi) 475,008 shares of CrossFirst Common Stock reserved for issuance upon the settlement of outstanding CrossFirst Performance Stock Unit Awards and accumulated dividend equivalents thereon (assuming performance goals applicable to CrossFirst Performance Stock Unit Awards are satisfied at the maximum level), (vii) 729,913 shares of CrossFirst Common Stock reserved for issuance upon the vesting and exercise of outstanding CrossFirst Stock Appreciation Rights; (viii) 702,725 shares of CrossFirst Common Stock reserved for issuance pursuant to future grants under the CrossFirst ESPP and (ix) 7,750 shares of CrossFirst Preferred Stock outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since August 23, 2024 resulting from the exercise, vesting or settlement of any CrossFirst Equity Awards described in the immediately preceding sentence, there are no other shares of capital stock or other equity or voting securities of CrossFirst issued, reserved for issuance or outstanding. All of the issued and outstanding shares of CrossFirst Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of CrossFirst may vote. No trust preferred or subordinated debt securities of CrossFirst are issued or outstanding. Other than CrossFirst Equity Awards issued prior to the date of this Agreement as described in this Section 3.2(a) and shares issuable in respect of the CrossFirst ESPP, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in CrossFirst, or contracts, commitments, understandings or arrangements by which CrossFirst may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in CrossFirst, or that otherwise obligate CrossFirst to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which CrossFirst is a party or is bound with respect to the voting or transfer of CrossFirst Common Stock or other equity interests of CrossFirst.

(b)            Section 3.2(b) of the CrossFirst Disclosure Schedule sets forth, as of August 23, 2024, a correct and complete listing of all CrossFirst Equity Awards, including the number of shares of CrossFirst Common Stock subject to each CrossFirst Equity Award, the holder, type of award, grant date, vesting schedule and exercise price with respect to each CrossFirst Equity Award, as applicable (the “CrossFirst Equity Award Schedule”). CrossFirst shall provide Busey with an updated CrossFirst Equity Award Schedule no later than five (5) business days prior to the Effective Time.

(c)            CrossFirst owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the CrossFirst Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No CrossFirst Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3            Authority; No Violation.

(a)            CrossFirst has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger and the Bank Merger) have been duly and validly approved by the Board of Directors of CrossFirst. The Board of Directors of CrossFirst has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of CrossFirst and its stockholders and has directed that this Agreement and the transactions contemplated hereby be submitted to CrossFirst’s stockholders for adoption at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for (i) the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of CrossFirst Common Stock entitled to vote on this Agreement (the “Requisite CrossFirst Vote”) and (ii) the adoption and approval of the Bank Merger Agreement by the Board of Directors of CrossFirst Bank and CrossFirst as CrossFirst Bank’s sole stockholder, no other corporate proceedings on the part of CrossFirst are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by CrossFirst and (assuming due authorization, execution and delivery by Busey) constitutes a valid and binding obligation of CrossFirst, enforceable against CrossFirst in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b)            Neither the execution and delivery of this Agreement by CrossFirst nor the consummation by CrossFirst of the transactions contemplated hereby, including the Bank Merger, nor compliance by CrossFirst with any of the terms or provisions hereof, will (i) violate any provision of the CrossFirst Certificate or the CrossFirst Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CrossFirst or any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of CrossFirst or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CrossFirst or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (A) and (B) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CrossFirst.

3.4            Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with NASDAQ, (b) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act with respect to the Merger, Section 18(c) of the Federal Deposit Insurance Act (the “Bank Merger Act”) with respect to the Bank Merger and the Federal Reserve Act with respect to the FRS Membership and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices with the Illinois Department of Financial and Professional Regulation (the “IDFPR”) and the Kansas Office of the State Bank Commissioner (the “KOSBC”) in connection with the Merger and the Bank Merger, as applicable, and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with any state banking or insurance authorities listed on Section 3.4 of the CrossFirst Disclosure Schedule or Section 4.4 of the Busey Disclosure Schedule and approval of such applications, filings and notices, (e) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form relating to the meetings of CrossFirst’s and Busey’s respective stockholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and of the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by Busey in connection with the transactions contemplated by this Agreement (the “S-4”) and the declaration of effectiveness of the S-4, (f) the filing of the Certificates of Merger and the Certificate of Designation for the New Busey Preferred Stock with the Nevada Secretary pursuant to the NRS and the filing of the Bank Merger Certificates and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Busey Common Stock and New Busey Preferred Stock pursuant to this Agreement and the approval of the listing of such Busey Common Stock on NASDAQ, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by CrossFirst of this Agreement or (ii) the consummation by CrossFirst of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, CrossFirst is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

3.5            Reports.

(a)            CrossFirst and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2022 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the KOSBC or IDFPR (as applicable), (vi) any foreign regulatory authority and (vii) any self-regulatory organization (an “SRO”) ((i) – (vii), collectively, “Regulatory Agencies”), including, without limitation, any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CrossFirst. Subject to Section 9.14, except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of CrossFirst and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of CrossFirst, investigation into the business or operations of CrossFirst or any of its Subsidiaries since January 1, 2022, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of CrossFirst or any of its Subsidiaries, and (iii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of CrossFirst or any of its Subsidiaries since January 1, 2022; in the case of each of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CrossFirst.

(b)            An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by CrossFirst to the SEC since December 31, 2021 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “CrossFirst Reports”) is publicly available. No such CrossFirst Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all CrossFirst Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of CrossFirst has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the CrossFirst Reports.

3.6            Financial Statements.

(a)            The financial statements of CrossFirst and its Subsidiaries included (or incorporated by reference) in the CrossFirst Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of CrossFirst and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of CrossFirst and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of CrossFirst and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2020, no independent public accounting firm of CrossFirst has resigned (or informed CrossFirst that it intends to resign) or been dismissed as independent public accountants of CrossFirst as a result of, or in connection with, any disagreements with CrossFirst on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)            Except as would not, either individually or in the aggregate, be material to CrossFirst and its Subsidiaries, taken as a whole, neither CrossFirst nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of CrossFirst included in its Annual and Quarterly Reports on Form 10-K and Form 10-Q for the fiscal year and quarter ended December 31, 2023 and June 30, 2024, respectively, (including any notes thereto) and for liabilities incurred in the ordinary course of business since December 31, 2023, or in connection with this Agreement and the transactions contemplated hereby.

(c)            The records, systems, controls, data and information of CrossFirst and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of CrossFirst or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CrossFirst. CrossFirst (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to CrossFirst, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of CrossFirst by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to CrossFirst’s outside auditors and the audit committee of CrossFirst’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect CrossFirst’s ability to record, process, summarize and report financial information, and (B) to the knowledge of CrossFirst, any fraud, whether or not material, that involves management or other employees who have a significant role in CrossFirst’s internal controls over financial reporting. To the knowledge of CrossFirst, there is no reason to believe that CrossFirst’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due and for so long as this Agreement continues in existence.

(d)            Since January 1, 2022, (i) neither CrossFirst nor any of its Subsidiaries, nor, to the knowledge of CrossFirst, any director, officer, auditor, accountant or representative of CrossFirst or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of CrossFirst or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that CrossFirst or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing CrossFirst or any of its Subsidiaries, whether or not employed by CrossFirst or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by CrossFirst or any of its officers, directors, employees or agents to the Board of Directors of CrossFirst or any committee thereof or, to the knowledge of CrossFirst, to any director or officer of CrossFirst.

3.7            Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc., a Stifel Company (“KBW”), neither CrossFirst nor any CrossFirst Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. CrossFirst has disclosed to Busey as of the date hereof the aggregate fees provided for in connection with the engagement by CrossFirst of KBW related to the Merger and the other transactions contemplated hereby.

3.8            Absence of Certain Changes or Events.

(a)            Since December 31, 2023, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CrossFirst.

(b)            Except in connection with the transactions contemplated by this Agreement, since December 31, 2023 through the date hereof, CrossFirst and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9            Legal Proceedings.

(a)            Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on CrossFirst, neither CrossFirst nor any of its Subsidiaries is a party to any, and there are no pending or, to CrossFirst’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against CrossFirst or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)            There is no injunction, order, judgment, decree, or regulatory restriction imposed upon CrossFirst, any of its Subsidiaries or the assets of CrossFirst or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be expected to be material to CrossFirst and its Subsidiaries, taken as a whole.

3.10          Taxes and Tax Returns.

(a)            Each of CrossFirst and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither CrossFirst nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of CrossFirst and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of CrossFirst and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. Neither CrossFirst nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of CrossFirst and its Subsidiaries for all years to and including 2019 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither CrossFirst nor any of its Subsidiaries has received written notice of assessment or a written proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of CrossFirst and its Subsidiaries or the assets of CrossFirst and its Subsidiaries. There are no private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither CrossFirst nor any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among CrossFirst and its Subsidiaries). Neither CrossFirst nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was CrossFirst) or (ii) has any liability for the Taxes of any person (other than CrossFirst or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither CrossFirst nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither CrossFirst nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). At no time during the past five (5) years has CrossFirst been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. There are no Tax Liens upon any property or assets of CrossFirst or any of its Subsidiaries except Liens for current Taxes not yet due and payable that may thereafter be paid without interest or penalty, and Liens for material Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP. No material claim has ever been made by any Governmental Entity in a jurisdiction where CrossFirst or any of its Subsidiaries does not file Tax Returns that any such entity is, or may be, subject to taxation by that jurisdiction.

(b)            As used in this Agreement, “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c)            As used in this Agreement, “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11          Employee Benefit Plans.

(a)            Section 3.11(a) of the CrossFirst Disclosure Schedule lists all material CrossFirst Benefit Plans. For purposes of this Agreement, “CrossFirst Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements, whether written or unwritten, that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, CrossFirst or any of its Subsidiaries for the benefit of any current or former employee, officer or director of CrossFirst or any of its Subsidiaries.

(b)            CrossFirst has heretofore made available to Busey true and complete copies of (i) each material CrossFirst Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such CrossFirst Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the IRS, (C) the most recently received IRS determination or opinion letter, if any, relating to such CrossFirst Benefit Plan, (D) the most recently prepared actuarial report for each CrossFirst Benefit Plan (if applicable), and (E) all material non-routine correspondence to or from any Governmental Entity received in the last three (3) years with respect to such CrossFirst Benefit Plan.

(c)            Each CrossFirst Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.

(d)            Section 3.11(d) of the CrossFirst Disclosure Schedule identifies each CrossFirst Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “CrossFirst Qualified Plans”). The IRS has issued a favorable determination letter with respect to each CrossFirst Qualified Plan and the related trust, or with respect to a prototype or volume submitter plan, can rely on an opinion letter from the IRS to the pre-approved plan sponsor, and, to the knowledge of CrossFirst, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any CrossFirst Qualified Plan or the related trust.

(e)            Neither CrossFirst, any of its Subsidiaries nor any of their respective ERISA Affiliates has contributed (or had any obligation of any sort) in the last six (6) years to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA. For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(f)            None of CrossFirst, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of CrossFirst, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any material liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan that has not been satisfied in full.

(g)            Neither CrossFirst nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, except as required by Section 4980B of the Code.

(h)            All contributions required to be made to any CrossFirst Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any CrossFirst Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of CrossFirst, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to CrossFirst and its Subsidiaries.

(i)            There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to CrossFirst’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the CrossFirst Benefit Plans, any fiduciaries thereof with respect to their duties to the CrossFirst Benefit Plans or the assets of any of the trusts under any of the CrossFirst Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to CrossFirst and its Subsidiaries.

(j)            Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any current or former employee, officer, director or individual independent contractor of CrossFirst or any of its Subsidiaries to any payment or benefit, (ii) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, officer, director or independent contractor of CrossFirst or any of its Subsidiaries, (iii) accelerate the timing of or cause CrossFirst or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any CrossFirst Benefit Plan, or (iv) result in any limitation on the right of CrossFirst or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any CrossFirst Benefit Plan or related trust.

(k)            No amount paid or payable (whether in cash, in property, or in the form of benefits) by CrossFirst or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(l)            Neither CrossFirst nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Sections 409A or 4999 of the Code (or any corresponding provisions of state or local law relating to Tax).

(m)          No CrossFirst Benefit Plan is maintained outside the jurisdiction of the United States or covers any CrossFirst employee who resides or works outside of the United States.

3.12         Employees

(a)           There are no pending or, to the knowledge of CrossFirst, threatened material labor grievances or material unfair labor practice claims or charges against CrossFirst or any of its Subsidiaries, or any strikes or other material labor disputes against CrossFirst or any of its Subsidiaries. Neither CrossFirst nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of CrossFirst or any of its Subsidiaries and, to the knowledge of CrossFirst, there are no organizing efforts by any union or other group seeking to represent any employees of CrossFirst and its Subsidiaries.

(b)           CrossFirst and its Subsidiaries are in compliance in all material respects with, and since December 31, 2021 have complied in all material respects with, all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, paid sick leave, classification of employees and independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other laws in respect of any reduction in force (including notice, information and consultation requirements).

(c)           (i) To the knowledge of CrossFirst, no written allegations of sexual or racial harassment or sexual or race-based misconduct have been made since December 31, 2021 against any employee of CrossFirst at the level of Executive Director or Director and above or with an annual base salary in excess of $200,000, (ii) since December 31, 2021, neither CrossFirst nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any employee of CrossFirst at the level of Executive Director or Director and above or with an annual base salary in excess of $200,000, and (iii) there are no proceedings currently pending or, to the knowledge of CrossFirst, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any employee of CrossFirst at the level of Executive Director or Director and above or with an annual base salary in excess of $200,000.

3.13         Compliance with Applicable Law. CrossFirst and each of its Subsidiaries hold, and have at all times since December 31, 2021, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CrossFirst, and, to the knowledge of CrossFirst, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. CrossFirst and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to CrossFirst or any of its Subsidiaries, including all laws relating to the privacy and security of data or information that constitutes personal data or personal information or similar term under applicable law (“Personal Data”), the Gramm-Leach-Bliley Act (together with all rules promulgated thereunder, the “GLBA”), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any final regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other laws relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Each of CrossFirst’s Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on CrossFirst, none of CrossFirst, or any of its Subsidiaries or, to the knowledge of CrossFirst, any director, officer, employee, agent or other person acting on behalf of CrossFirst or any of its Subsidiaries has, directly or indirectly, (a) used any funds of CrossFirst or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of CrossFirst or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of CrossFirst or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of CrossFirst or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for CrossFirst or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for CrossFirst or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. CrossFirst maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) breach of security leading to the accidental or unlawful destruction, loss, alteration, unavailability, unauthorized disclosure or processing of, or access to, Personal Data transmitted, stored or otherwise processed, (ii) the unauthorized acquisition or processing of Personal Data that materially compromises the security, confidentiality, or integrity of Personal Data, (iii) ransomware, malware, or unauthorized access to CrossFirst IT Systems or (iv) any incident defined as a personal data breach, security breach, security incident, data breach or similar term in applicable laws (clauses (i) through (iv), a “CrossFirst Security Breach”). “CrossFirst IT Systems” means all information management equipment and systems necessary to or used in or to support the business of CrossFirst and its Subsidiaries, including all software, all databases and data systems and all computer hardware and other information and communications technology systems. To the knowledge of CrossFirst, CrossFirst has not experienced any CrossFirst Security Breach that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on CrossFirst. To the knowledge of CrossFirst, there are no data security or other technological vulnerabilities with respect to CrossFirst’s information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on CrossFirst. No claims or actions have been asserted, or to the knowledge of CrossFirst, threatened, against CrossFirst or any of its Subsidiaries alleging a violation of such person’s privacy, personal or confidentiality rights under any applicable laws, rules, policies, procedures or contracts, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CrossFirst. None of CrossFirst and its Subsidiaries administers any accounts for which it acts, or is required under the terms of the governing documents or applicable state, federal and foreign law to act, as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.

3.14         Certain Contracts.

(a)            Except as filed with or incorporated into any CrossFirst Report filed prior to the date hereof, as of the date hereof, neither CrossFirst nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any CrossFirst Benefit Plan): (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) which contains a provision that materially restricts the conduct or any line of business by CrossFirst or any of its Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business or in any geographic region (including any exclusivity or exclusive dealing provisions with such an effect); (iii) which is a collective bargaining agreement or similar agreement with any labor organization; (iv) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite CrossFirst Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CrossFirst; (v) (A) that relates to the incurrence of indebtedness by CrossFirst or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business), (B) that provides for the guarantee, support, assumption or endorsement by CrossFirst or any of its Subsidiaries of, or any similar commitment by CrossFirst or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $100,000 or more, or (C) the principal purpose of which is to provide for any material indemnification or similar obligations on the part of CrossFirst or any of its Subsidiaries; (vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of CrossFirst or its Subsidiaries, taken as a whole; (vii) which creates future payment obligations in excess of $300,000 per annum or $500,000 with respect to any individual payment other than any such contracts which are terminable by CrossFirst or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than extensions of credit, other customary banking products offered by CrossFirst or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business; (viii) that is a settlement, consent or similar agreement and contains any material continuing obligations of CrossFirst or any of its Subsidiaries; (ix) that is a lease of real property to which CrossFirst or any of its Subsidiaries is a party; (x) that is a joint venture, partnership or similar contract (however named) involving a sharing of profits, losses, costs or liabilities by it with any other person; (xi) in which CrossFirst or any of its Subsidiaries grants or is granted a license or similar under any material Intellectual Property, where such contract is material to the businesses of CrossFirst and its Subsidiaries, taken as a whole, excluding, in each case, (A) contracts providing rights for generally commercially available off-the-shelf software licensed or provided on non-discriminatory terms and (B) non-exclusive contracts entered into with customers or suppliers in the ordinary course of business; (xii) that is a material consulting agreement with payments in excess of $200,000, to which CrossFirst or any of its Subsidiaries is a party; or (xiii) that relates to the acquisition or disposition of any person, business or asset and under which CrossFirst or its Subsidiaries have or may have a material obligation or liability. Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a) (excluding any CrossFirst Benefit Plan), whether or not set forth in the CrossFirst Disclosure Schedule, is referred to herein as a “CrossFirst Contract.” CrossFirst has made available to Busey true, correct and complete copies of each CrossFirst Contract in effect as of the date hereof.

(b)           In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CrossFirst, (i) each CrossFirst Contract is valid and binding on CrossFirst or one of its Subsidiaries, as applicable, and in full force and effect, (ii) CrossFirst and each of its Subsidiaries has in all material respects complied with and performed all obligations required to be performed by it to date under each CrossFirst Contract, (iii) to the knowledge of CrossFirst, each third-party counterparty to each CrossFirst Contract has in all material respects complied with and performed all obligations required to be performed by it to date under such CrossFirst Contract, (iv) CrossFirst does not have knowledge of, and has not received notice of, any violation of any CrossFirst Contract by any of the other parties thereto, (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of CrossFirst or any of its Subsidiaries, or to the knowledge of CrossFirst, any other party thereto, of or under any such CrossFirst Contract and (vi) no third-party counterparty to any CrossFirst Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any CrossFirst Contract.

3.15         Agreements with Regulatory Agencies. Subject to Section 9.14, neither CrossFirst nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2022, a recipient of any supervisory letter from, or since January 1, 2022, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the CrossFirst Disclosure Schedule, a “CrossFirst Regulatory Agreement”), nor has CrossFirst or any of its Subsidiaries been advised in writing since January 1, 2022, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such CrossFirst Regulatory Agreement.

3.16         Risk Management Instruments. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on CrossFirst, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of CrossFirst, any of its Subsidiaries or for the account of a customer of CrossFirst or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of CrossFirst or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect; and (b) CrossFirst and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to CrossFirst’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.17         Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on CrossFirst, CrossFirst and its Subsidiaries are in compliance, and have complied since January 1, 2022, with each federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement applicable to CrossFirst and its Subsidiaries relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no pending legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of CrossFirst, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on CrossFirst or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against CrossFirst, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CrossFirst. To the knowledge of CrossFirst, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CrossFirst.

3.18         Investment Securities and Commodities.

(a)           Each of CrossFirst and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the financial statements included in the CrossFirst Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of CrossFirst or its Subsidiaries. Such securities and commodities are valued on the books of CrossFirst in accordance with GAAP in all material respects.

(b)           CrossFirst and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that CrossFirst believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, CrossFirst has made available to Busey the material terms of such policies, practices and procedures.

3.19         Real Property. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CrossFirst, (a) CrossFirst or a CrossFirst Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the CrossFirst Reports as being owned by CrossFirst or a CrossFirst Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “CrossFirst Owned Properties”), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (clauses (i) through (iv), collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such CrossFirst Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with CrossFirst Owned Properties, the “CrossFirst Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of CrossFirst, the lessor. There are no pending or, to the knowledge of CrossFirst, threatened condemnation proceedings against CrossFirst Real Property.

3.20         Intellectual Property. CrossFirst and each of its Subsidiaries owns (free and clear of any material Liens), or is licensed or authorized to use, all material Intellectual Property used in, held for use in or necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CrossFirst, (a) (i) to the knowledge of CrossFirst, the conduct of their businesses by CrossFirst and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in material compliance with any applicable license pursuant to which CrossFirst or any CrossFirst Subsidiary acquired the right to use any Intellectual Property, and (ii) to the knowledge of CrossFirst, no person has asserted in writing since January 1, 2022 to CrossFirst that CrossFirst or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of CrossFirst, infringing on, misappropriating or otherwise violating, any right of CrossFirst or any of its Subsidiaries with respect to any Intellectual Property owned by CrossFirst or its Subsidiaries that are held for use in or necessary for the conduct of its business as currently conducted, (c) neither CrossFirst nor any CrossFirst Subsidiary has, since January 1, 2022, received any written notice of any pending claim with respect to any Intellectual Property owned by CrossFirst or any CrossFirst Subsidiary that are held for use in or necessary for the conduct of its business as currently conducted, and (d) CrossFirst and its Subsidiaries have taken commercially reasonable actions to maintain and protect all Intellectual Property owned by CrossFirst and its Subsidiaries held for use in or necessary for the conduct of its business as currently conducted. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, social media identifiers and accounts, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and confidential or proprietary know-how or information; copyrights and rights in works of authorship (including software), and all registrations, applications for registration, renewals, common law rights and moral rights associated with the foregoing; rights in data and databases; all other intellectual property or proprietary rights anywhere in the world.

3.21         Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between CrossFirst or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of CrossFirst or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding CrossFirst Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of CrossFirst) on the other hand, of the type required to be reported in any CrossFirst Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (taking into account all relevant instructions and guidance for reporting under Item 404 of Regulation S-K) that have not been so reported on a timely basis.

3.22         State Takeover Laws. The Board of Directors of CrossFirst has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”). In accordance with Section 17-6712(b)(1) of the KGCC, no appraisal or dissenters’ rights will be available to the holders of CrossFirst Common Stock in connection with the Merger.

3.23         Reorganization. CrossFirst has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.24         Opinion. Prior to the execution of this Agreement, the Board of Directors of CrossFirst has received an opinion (which, if initially rendered verbally, has been or will be confirmed in a written opinion, dated the same date) of KBW to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to the holders of CrossFirst Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.25         CrossFirst Information. The information that is provided by CrossFirst relating to CrossFirst and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to CrossFirst and its Subsidiaries that is provided by CrossFirst or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Busey or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Joint Proxy Statement and the portions of the S-4 that contain information provided by CrossFirst relating to CrossFirst and any of its Subsidiaries will comply in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations under the Securities Act and the Exchange Act.

3.26         Loan Portfolio.

(a)           As of the date hereof, neither CrossFirst nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) with any borrower (each a “Borrower”) in which CrossFirst or any Subsidiary of CrossFirst is a creditor which as of July 31, 2024, had an outstanding balance plus unfunded commitments, if any (collectively, the “Total Borrower Commitment”), of $250,000 or more and under the terms of which the Borrower was, as of July 31, 2024, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 3.26(a) of the CrossFirst Disclosure Schedule is a true, correct and complete list of (i) all of the Loans of CrossFirst and its Subsidiaries that, as of July 31, 2024, had an outstanding balance of $250,000 or more and (A) were classified by CrossFirst as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans”, “Watch” or words of similar import, (B) were the subject of any notice to CrossFirst or any of its Subsidiaries from any obligor of adverse environmental conditions potentially affecting the value of any collateral for such Loan, (C) with respect to which CrossFirst has knowledge of potential violations of any Environmental Laws that may have occurred on the property serving as collateral for such Loan or by any obligor of such Loan and (D) represent an extension of credit to an executive officer or director of CrossFirst or its Subsidiaries or an entity controlled by an executive officer or director of CrossFirst or its Subsidiaries, in each case together with the principal amount and accrued and unpaid interest on each such Loan and the identity of the Borrower thereunder, together with the aggregate principal amount and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (ii) each asset of CrossFirst or any of its Subsidiaries that, as of July 31, 2024, is classified as “Other Real Estate Owned” and the book value thereof.

(b)           Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CrossFirst, each Loan of CrossFirst and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of CrossFirst and its Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions and (iv) to the knowledge of CrossFirst, none of the Loans of CrossFirst or its Subsidiaries is subject to any material offset or claim of offset and the aggregate loan balances in excess of CrossFirst’s allowance for loan and lease losses are, based on past loan loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off.

(c)           Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CrossFirst, each outstanding Loan of CrossFirst or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of CrossFirst and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d)           There has been no default on, or forgiveness or waiver of, in whole or in part, any Loan made to an executive officer or director of CrossFirst or its Subsidiaries or an entity controlled by an executive officer or director of CrossFirst or its Subsidiaries during the three (3) years immediately preceding the date hereof.

(e)           CrossFirst’s allowance for loan and lease losses reflected in the financial statements of CrossFirst (including footnotes thereto) was determined on the basis of CrossFirst’s continuing review and evaluation of the portfolio of the Loans of CrossFirst and its Subsidiaries under the requirements of GAAP and applicable law, was established in a manner consistent with CrossFirst’s internal policies, and, in the reasonable judgment of CrossFirst, was adequate in all material respects under the requirements of GAAP and all applicable law to provide for possible or specific losses, net of recoveries relating to the Loans previously charged-off, on the Loans of CrossFirst and its Subsidiaries.

3.27         Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CrossFirst, CrossFirst and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of CrossFirst reasonably has determined to be prudent and consistent with industry practice, and CrossFirst and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of CrossFirst and its Subsidiaries, CrossFirst or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.28         Information Security. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CrossFirst, to the knowledge of CrossFirst, since January 1, 2022, no third party has gained unauthorized access to any CrossFirst IT System controlled by and material to the operation of the business of CrossFirst and its Subsidiaries.

3.29         Subordinated Indebtedness. CrossFirst has performed, or has caused its applicable Subsidiary to perform, all of the obligations required to be performed by it and its Subsidiaries and is not in default under the terms of the indebtedness or other instruments related thereto set forth on Section 6.17 of the CrossFirst Disclosure Schedule, including any indentures, junior subordinated debentures or trust preferred securities or any agreements related thereto.

Article IV

REPRESENTATIONS AND WARRANTIES OF BUSEY

Except (a) as disclosed in the disclosure schedule delivered by Busey to CrossFirst concurrently herewith (the “Busey Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Busey Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Busey that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (A) any other section of this Article IV specifically referenced or cross-referenced and (B) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Busey Reports filed by Busey after January 1, 2024 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), and assuming each party’s compliance with its obligations set forth in Section 1.14, Busey hereby represents and warrants to CrossFirst as follows:

4.1           Corporate Organization.

(a)           Busey is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and is a bank holding company duly registered under the BHC Act. Busey has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Busey is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Busey. True and complete copies of the Busey Articles and Busey Bylaws, as in effect as of the date of this Agreement, have previously been made available by Busey to CrossFirst.

(b)           Each Subsidiary of Busey (a “Busey Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Busey, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Busey to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Busey that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the Busey Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Busey as of the date hereof.

4.2           Capitalization.

(a)           As of the date of this Agreement, the authorized capital stock of Busey consists of 100,000,000 shares of Busey Common Stock and 1,000,000 shares of preferred stock, par value $0.001 (the “Busey Preferred Stock”). As of August 23, 2024, there are (i) 56,854,784 shares of Busey Common Stock outstanding, (ii) 2,691,489 shares of Busey Common Stock held in treasury, (iii) 17,306 shares of Busey Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Busey Common Stock granted under the Busey Stock Plans and granted under plans acquired through previous acquisitions (“Busey Stock Options”), (iv) 1,095,349 shares of Busey Common Stock reserved for issuance upon the settlement of outstanding Busey Restricted Stock Unit Awards and accumulated dividend equivalents thereon, (v) 524,602 shares of Busey Common Stock reserved for issuance upon the settlement of outstanding Busey Performance Stock Unit Awards (assuming performance goals applicable to Busey Performance Stock Unit Awards are satisfied at the target level), (vi) 219,654 shares of Busey Common Stock reserved for issuance upon the settlement of outstanding deferred stock unit awards and accumulated dividend equivalents thereon (“Busey Deferred Stock Unit Awards”), (vii) 1,311,251 shares of Busey Common Stock reserved for issuance pursuant to future grants under the Busey Stock Plans, (viii) 419,809 shares of Busey Common Stock reserved for issuance pursuant to future grants under the Busey Employee Stock Purchase Plan (the “Busey ESPP”) and (ix) zero shares of Busey Preferred Stock outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since August 23, 2024, resulting from the exercise, vesting or settlement of any Busey Equity Awards described in the immediately preceding sentence or shares issued in respect of the Busey ESPP, there are no other shares of capital stock or other equity or voting securities of Busey issued, reserved for issuance or outstanding. As used herein, the “Busey Stock Plans” means the Busey Amended 2020 Equity Incentive Plan, the First Community Financial Partners, Inc. 2016 Equity Incentive Plan, the Busey Corporation 2010 Equity Incentive Plan and the First Community Financial Partners, Inc. Amended and Restated 2008 Equity Incentive Plan. All of the issued and outstanding shares of Busey Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Busey may vote. No trust preferred or subordinated debt securities of Busey are issued or outstanding. Other than Busey Equity Awards issued prior to the date of this Agreement as described in this Section 4.2(a) and shares issuable in respect of Busey ESPP, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in Busey, or contracts, commitments, understandings or arrangements by which Busey may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Busey, or that otherwise obligate Busey to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which Busey is a party or is bound with respect to the voting or transfer of Busey Common Stock or other equity interests of Busey.

(b)           Busey owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Busey Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Busey Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3           Authority; No Violation.

(a)           Busey has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger, the Bank Merger, the FRS Membership, the Busey Articles Amendment and the Busey Bylaw Amendment) have been duly and validly approved by the Board of Directors of Busey. The Board of Directors of Busey has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Busey and its stockholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Busey’s stockholders for adoption at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for (i) the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Busey Common Stock entitled to vote on this Agreement (the “Requisite Busey Merger Vote”), (ii) the approval of the issuance of shares of Busey Common Stock in connection with the Merger by the affirmative vote of the majority of the votes cast by the holders of Busey Common Stock at the Busey Meeting (the “Busey Share Issuance Vote” and, together with the Requisite Busey Merger Vote, the “Requisite Busey Vote” ), (iii) the adoption, approval and filing of a Certificate of Designation with respect to the New Busey Preferred Stock with the Nevada Secretary, (iv) the adoption and approval of the Bank Merger Agreement by the Board of Directors of Busey Bank and Busey as Busey Bank’s sole stockholder and (v) the adoption of resolutions to give effect to the provisions of Section 6.11 in connection with the Closing, no other corporate proceedings on the part of Busey are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Busey and (assuming due authorization, execution and delivery by CrossFirst) constitutes a valid and binding obligation of Busey, enforceable against Busey in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Busey Common Stock and New Busey Preferred Stock to be issued in the Merger have been validly authorized, when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Busey will have any preemptive right or similar rights in respect thereof.

(b)           Neither the execution and delivery of this Agreement by Busey, nor the consummation by Busey of the transactions contemplated hereby, including the Bank Merger and the FRS Membership, nor compliance by Busey with any of the terms or provisions hereof, will (i) violate any provision of the Busey Articles or the Busey Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Busey, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Busey or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Busey or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (A) and (B) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Busey.

4.4           Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with NASDAQ, (b) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act with respect to the Merger, the Bank Merger Act with respect to the Bank Merger and the Federal Reserve Act with respect to the FRS Membership and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices with the IDFPR and the KOSBC in connection with the Merger and the Bank Merger, as applicable, (d) the filing of any required applications, filings or notices with any state banking or insurance authorities listed on Section 3.4 of the CrossFirst Disclosure Schedule or Section 4.4 of the Busey Disclosure Schedule and approval of such applications, filings and notices, (e) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the S-4, (f) the filing of the Certificates of Merger and the Certificate of Designation for the New Busey Preferred Stock with the Nevada Secretary pursuant to the NRS, and the filing of the Bank Merger Certificates and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Busey Common Stock and New Busey Preferred Stock pursuant to this Agreement and the approval of the listing of such Busey Common Stock on NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Busey of this Agreement or (ii) the consummation by Busey of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Busey is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger, the FRS Membership and Bank Merger on a timely basis.

4.5           Reports.

(a)           Busey and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2022 with any Regulatory Agencies, including, without limitation, any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Busey. Subject to Section 9.14, except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Busey and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Busey, investigation into the business or operations of Busey or any of its Subsidiaries since January 1, 2022, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Busey or any of its Subsidiaries, and (iii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Busey or any of its Subsidiaries since January 1, 2022; in the case of each of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Busey.

(b)           An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by Busey to the SEC since December 31, 2021 pursuant to the Securities Act or the Exchange Act (the “Busey Reports”) is publicly available. No such Busey Report as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Busey Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Busey has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Busey Reports.

4.6           Financial Statements.

(a)           The financial statements of Busey and its Subsidiaries included (or incorporated by reference) in the Busey Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Busey and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Busey and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Busey and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2020, no independent public accounting firm of Busey has resigned (or informed Busey that it intends to resign) or been dismissed as independent public accountants of Busey as a result of, or in connection with, any disagreements with Busey on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)           Except as would not, either individually or in the aggregate, be material to Busey and its Subsidiaries, taken as a whole, neither Busey nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Busey included in its Annual and Quarterly Reports on Form 10-K and Form 10-Q for the fiscal year and quarter ended December 31, 2023 and June 30, 2024, respectively, (including any notes thereto) and for liabilities incurred in the ordinary course of business since December 31, 2023, or in connection with this Agreement and the transactions contemplated hereby.

(c)           The records, systems, controls, data and information of Busey and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Busey or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Busey. Busey (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Busey, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Busey by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Busey’s outside auditors and the audit committee of Busey’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect Busey’s ability to record, process, summarize and report financial information, and (B) to the knowledge of Busey, any fraud, whether or not material, that involves management or other employees who have a significant role in Busey’s internal controls over financial reporting. To the knowledge of Busey, there is no reason to believe that Busey’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due and for so long as this Agreement continues in existence.

(d)           Since January 1, 2022, (i) neither Busey nor any of its Subsidiaries, nor, to the knowledge of Busey, any director, officer, auditor, accountant or representative of Busey or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Busey or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Busey or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Busey or any of its Subsidiaries, whether or not employed by Busey or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Busey or any of its officers, directors, employees or agents to the Board of Directors of Busey or any committee thereof or, to the knowledge of Busey, to any director or officer of Busey.

4.7           Broker’s Fees. With the exception of the engagement of Raymond James & Associates, Inc. (“Raymond James” ), neither Busey nor any Busey Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Busey has disclosed to CrossFirst as of the date hereof the aggregate fees provided for in connection with the engagement by Busey of Raymond James related to the Merger and the other transactions contemplated hereby.

4.8           Absence of Certain Changes or Events.

(a)           Since December 31, 2023, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Busey.

(b)           Except in connection with the transactions contemplated by this Agreement, since December 31, 2023 through the date hereof, Busey and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9           Legal Proceedings.

(a)           Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Busey, neither Busey nor any of its Subsidiaries is a party to any, and there are no pending or, to Busey’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Busey or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)           There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Busey, any of its Subsidiaries or the assets of Busey or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be expected to be material to Busey and its Subsidiaries, taken as a whole.

4.10         Taxes and Tax Returns. Each of Busey and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither Busey nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of Busey and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Busey and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. Neither Busey nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of Busey and its Subsidiaries for all years to and including 2019 have been examined by the Internal Revenue Service or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither Busey nor any of its Subsidiaries has received written notice of assessment or a written proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Busey and its Subsidiaries or the assets of Busey and its Subsidiaries. There are no private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither Busey nor any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Busey and its Subsidiaries). Neither Busey nor any of its Subsidiaries (a) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Busey) or (b) has any liability for the Taxes of any person (other than Busey or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Busey nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Busey nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). At no time during the past five (5) years has Busey been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. There are no Tax Liens upon any property or assets of Busey or any of its Subsidiaries except Liens for current Taxes not yet due and payable that may thereafter be paid without interest or penalty, and Liens for material Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP. No material claim has ever been made by any Governmental Entity in a jurisdiction where Busey or any of its Subsidiaries does not file Tax Returns that any such entity is, or may be, subject to taxation by that jurisdiction.

4.11         Employee Benefit Plans.

(a)           Section 4.11(a) of the Busey Disclosure Schedule lists all material Busey Benefit Plans. For purposes of this Agreement, “Busey Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements, whether written or unwritten, that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, Busey or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Busey or any of its Subsidiaries.

(b)           Busey has heretofore made available to CrossFirst true and complete copies of (i) each material Busey Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such Busey Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the IRS, (C) the most recently received IRS determination or opinion letter, if any, relating to such Busey Benefit Plan, (D) the most recently prepared actuarial report for each Busey Benefit Plan (if applicable), and (E) all material non-routine correspondence to or from any Governmental Entity received in the last three (3) years with respect to such Busey Benefit Plan.

(c)           Each Busey Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.

(d)           Section 4.11(d) of the Busey Disclosure Schedule identifies each Busey Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Busey Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Busey Qualified Plan and the related trust, or with respect to a prototype or volume submitter plan, can rely on an opinion letter from the IRS to the pre-approved plan sponsor, and, to the knowledge of Busey, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Busey Qualified Plan or the related trust.

(e)           Neither Busey, any of its Subsidiaries nor any of their respective ERISA Affiliates has contributed (or had any obligation of any sort) in the last six (6) years to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA.

(f)            None of Busey, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan, and none of Busey, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any material liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan that has not been satisfied in full.

(g)           Neither Busey nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, except as required by Section 4980B of the Code.

(h)           All contributions required to be made to any Busey Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Busey Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Busey, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Busey and its Subsidiaries.

(i)            There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Busey’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Busey Benefit Plans, any fiduciaries thereof with respect to their duties to the Busey Benefit Plans or the assets of any of the trusts under any of the Busey Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Busey and its Subsidiaries.

(j)            Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any current or former employee, officer, director or individual independent contractor of Busey or any of its Subsidiaries to any payment or benefit, (ii) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, officer, director or independent contractor of Busey or any of its Subsidiaries, (iii) accelerate the timing of or cause Busey or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Busey Benefit Plan, or (iv) result in any limitation on the right of Busey or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Busey Benefit Plan or related trust.

(k)           No amount paid or payable (whether in cash, in property, or in the form of benefits) by Busey or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(l)            Neither Busey nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Sections 409A or 4999 of the Code (or any corresponding provisions of state or local law relating to Tax).

(m)           No Busey Benefit Plan is maintained outside the jurisdiction of the United States or covers any Busey employee who resides or works outside of the United States.

4.12         Employees

(a)           There are no pending or, to the knowledge of Busey, threatened material labor grievances or material unfair labor practice claims or charges against Busey or any of its Subsidiaries, or any strikes or other material labor disputes against Busey or any of its Subsidiaries. Neither Busey nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Busey or any of its Subsidiaries and, to the knowledge of Busey, there are no organizing efforts by any union or other group seeking to represent any employees of Busey and its Subsidiaries.

(b)           Busey and its Subsidiaries are in compliance in all material respects with, and since December 31, 2021 have complied in all material respects with, all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, paid sick leave, classification of employees and independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other laws in respect of any reduction in force (including notice, information and consultation requirements).

(c)           (i) To the knowledge of Busey, no written allegations of sexual or racial harassment or sexual or race-based misconduct have been made since December 31, 2021 against any employee of Busey at the level of Senior Vice President and above, (ii) since December 31, 2021, neither Busey nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any employee of Busey at the level of Senior Vice President and above, and (iii) there are no proceedings currently pending or, to the knowledge of Busey, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any employee of Busey at the level of Senior Vice President and above.

4.13         Compliance with Applicable Law. Busey and each of its Subsidiaries hold, and have at all times since December 31, 2021, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Busey, and, to the knowledge of Busey, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Busey and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Busey or any of its Subsidiaries, including all laws relating to Personal Data, the GLBA, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any final regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other laws relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Each of Busey’s Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Busey, none of Busey, or any of its Subsidiaries, or, to the knowledge of Busey, any director, officer, employee, agent or other person acting on behalf of Busey or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Busey or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Busey or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Busey or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Busey or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Busey or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Busey or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Busey maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) a breach of security leading to the accidental or unlawful destruction, loss, alteration, unavailability, unauthorized disclosure or processing of, or access to, Personal Data transmitted, stored or otherwise processed, (ii) the unauthorized acquisition or processing of Personal Data that materially compromises the security, confidentiality, or integrity of Personal Data, (iii) ransomware, malware, or unauthorized access to Busey IT Systems or (iv) any incident defined as a personal data breach, security breach, security incident, data breach or similar term in applicable laws (clauses (i) through (iv), a “Busey Security Breach”). “Busey IT Systems” means all information management equipment and systems necessary to or used in or to support the business of Busey and its Subsidiaries, including all software, all databases and data systems and all computer hardware and other information and communications technology systems. To the knowledge of Busey, Busey has not experienced any Busey Security Breach that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Busey. To the knowledge of Busey, there are no data security or other technological vulnerabilities with respect to Busey information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Busey. No claims or actions have been asserted, or to the knowledge of Busey, threatened, against Busey or any of its Subsidiaries alleging a violation of such person’s privacy, personal or confidentiality rights under any applicable laws, rules, policies, procedures or contracts, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Busey. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Busey: (A) Busey and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (B) none of Busey, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

4.14         Certain Contracts.

(a)           Except as filed with or incorporated into any Busey Report filed prior to the date hereof, as of the date hereof, neither Busey nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral but excluding any Busey Benefit Plan): (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) which contains a provision that materially restricts the conduct on any line of business by Busey or any of its Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business or in any geographic region (including any exclusivity or exclusive dealing provisions with such an effect); (iii) which is a collective bargaining agreement or similar agreement with any labor organization; (iv) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite Busey Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Busey; (v) (A) that relates to the incurrence of indebtedness by Busey or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business), (B) that provides for the guarantee, support, assumption or endorsement by Busey or any of its Subsidiaries of, or any similar commitment by Busey or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $150,000 or more, or (C) the principal purpose of which is to provide for any material indemnification or similar obligations on the part of Busey or any of its Subsidiaries; (vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Busey or its Subsidiaries, taken as a whole; (vii) which creates future payment obligations in excess of $750,000 per annum or $1,000,000 with respect to any individual payment other than any such contracts which are terminable by Busey or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than extensions of credit, other customary banking products offered by Busey or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business; (viii) that is a settlement, consent or similar agreement and contains any material continuing obligations of Busey or any of its Subsidiaries; (ix) that is a joint venture, partnership or similar contract (however named) involving a sharing of profits, losses, costs or liabilities by it with any other person; (x) in which Busey or any of its Subsidiaries grants or is granted a license or similar under any material Intellectual Property, where such contract is material to the businesses of Busey and its Subsidiaries, taken as a whole, excluding, in each case, (A) contracts providing rights for generally commercially available off-the-shelf software licensed or provided on non-discriminatory terms and (B) non-exclusive contracts entered into with customers or suppliers in the ordinary course of business; (xi) that is a material consulting agreement with payments in excess of $250,000, to which Busey or any of its Subsidiaries is a party; or (xii) that relates to the acquisition or disposition of any person, business or asset and under which Busey or its Subsidiaries have or may have a material obligation or liability. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a) (excluding any Busey Benefit Plan), whether or not set forth in the Busey Disclosure Schedule, is referred to herein as a “Busey Contract”. Busey has made available to CrossFirst true, correct and complete copies of each Busey Contract in effect as of the date hereof.

(b)           In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Busey, (i) each Busey Contract is valid and binding on Busey or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Busey and each of its Subsidiaries has in all material respects complied with and performed all obligations required to be performed by it to date under each Busey Contract, (iii) to the knowledge of Busey, each third-party counterparty to each Busey Contract has in all material respects complied with and performed all obligations required to be performed by it to date under such Busey Contract, (iv) Busey does not have knowledge of, and has not received notice of, any violation of any Busey Contract by any of the other parties thereto, (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Busey or any of its Subsidiaries, or to the knowledge of Busey, any other party thereto, of or under any such Busey Contract and (vi) no third-party counterparty to any Busey Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any Busey Contract.

4.15         Agreements with Regulatory Agencies. Subject to Section 9.14, neither Busey nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2022, a recipient of any supervisory letter from, or since January 1, 2022, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Busey Disclosure Schedule, a “Busey Regulatory Agreement”), nor has Busey or any of its Subsidiaries been advised in writing since January 1, 2022, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Busey Regulatory Agreement.

4.16         Risk Management Instruments. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Busey, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Busey, any of its Subsidiaries or for the account of a customer of Busey or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Busey or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect; and (b) Busey and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Busey’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.17         Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Busey, Busey and its Subsidiaries are in compliance, and have complied since January 1, 2022, with all Environmental Laws applicable to Busey and its Subsidiaries. There are no pending legal, administrative, arbitral or other proceedings, claims or actions, or, to the knowledge of Busey any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Busey or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Busey, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Busey. To the knowledge of Busey, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Busey.

4.18         Investment Securities and Commodities.

(a)           Each of Busey and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the financial statements included in the Busey Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Busey or its Subsidiaries. Such securities and commodities are valued on the books of Busey in accordance with GAAP in all material respects.

(b)           Busey and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Busey believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Busey has made available to CrossFirst the material terms of such policies, practices and procedures.

4.19         Real Property. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Busey, (a) Busey or a Busey Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Busey Reports as being owned by Busey or a Busey Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Busey Owned Properties”), free and clear of all Liens, except for Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Busey Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with Busey Owned Properties, the “Busey Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Busey, the lessor. There are no pending or, to the knowledge of Busey, threatened condemnation proceedings against Busey Real Property.

4.20         Intellectual Property. Busey and each of its Subsidiaries owns (free and clear of any material Liens), or is licensed or authorized to use, all material Intellectual Property used in, held for use in or necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Busey, (a) (i) to the knowledge of Busey, the conduct of their businesses by Busey and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in material compliance with any applicable license pursuant to which Busey or any Busey Subsidiary acquired the right to use any Intellectual Property, and (ii) to the knowledge of Busey, no person has asserted in writing since January 1, 2022 to Busey that Busey or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of Busey, infringing on, misappropriating or otherwise violating, any right of Busey or any of its Subsidiaries with respect to any Intellectual Property owned by Busey or its Subsidiaries that are held for use in or necessary for the conduct of its business as currently conducted, (c) neither Busey nor any Busey Subsidiary has, since January 1, 2022, received any written notice of any pending claim with respect to any Intellectual Property owned by Busey or any Busey Subsidiary that are held for use in or necessary for the conduct of its business as currently conducted, and (d) Busey and its Subsidiaries have taken commercially reasonable actions to maintain and protect all Intellectual Property owned by Busey and its Subsidiaries and held for use in or necessary for the conduct of its business as currently conducted.

4.21         Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Busey or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Busey or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Busey Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Busey) on the other hand, of the type required to be reported in any Busey Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (taking into account all relevant instructions and guidance for reporting under Item 404 of Regulation S-K) that have not been so reported on a timely basis.

4.22         State Takeover Laws. The Board of Directors of Busey has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover Statutes.

4.23         Reorganization. Busey has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.24         Opinion. Prior to the execution of this Agreement, the Board of Directors of Busey has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Raymond James to the effect that as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to Busey. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.25         Busey Information. The information that is provided by Busey relating to Busey and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to Busey and its Subsidiaries that is provided by Busey or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to CrossFirst or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Joint Proxy Statement and S-4 (except for such portions thereof that relate to CrossFirst or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations under the Securities Act and the Exchange Act.

4.26         Loan Portfolio.

(a)           As of the date hereof, neither Busey nor any of its Subsidiaries is a party to any Loan with a Borrower in which Busey or any Subsidiary of Busey is a creditor which as of July 31, 2024, had Total Borrower Commitment of $500,000 or more and under the terms of which the Borrower was, as of July 31, 2024, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 4.25(a) of the Busey Disclosure Schedule is a true, correct and complete list of (i) all of the Loans of Busey and its Subsidiaries that, as of July 31, 2024, had an outstanding balance of $500,000 or more and (A) were classified by Busey as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans”, “Watch” or words of similar import, (B) were the subject of any notice to Busey or any of its Subsidiaries from any obligor of adverse environmental conditions potentially affecting the value of any collateral for such Loan, (C) with respect to which Busey has knowledge of potential violations of any Environmental Laws that may have occurred on the property serving as collateral for such Loan or by any obligor of such Loan and (D) represent an extension of credit to an executive officer or director of Busey or its Subsidiaries or an entity controlled by an executive officer or director of Busey or its Subsidiaries, in each case together with the principal amount and accrued and unpaid interest on each such Loan and the identity of the Borrower thereunder, together with the aggregate principal amount and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (ii) each asset of Busey or any of its Subsidiaries that, as of July 31, 2024, is classified as “Other Real Estate Owned” and the book value thereof.

(b)           Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Busey, each Loan of Busey and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Busey and its Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions and (iv) to the knowledge of Busey, none of the Loans of Busey or its Subsidiaries is subject to any material offset or claim of offset and the aggregate loan balances in excess of Busey’s allowance for loan and lease losses are, based on past loan loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off.

(c)           Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Busey, each outstanding Loan of Busey or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Busey and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d)           There has been no default on, or forgiveness or waiver of, in whole or in part, any Loan made to an executive officer or director of Busey or its Subsidiaries or an entity controlled by an executive officer or director of Busey or its Subsidiaries during the three (3) years immediately preceding the date hereof.

(e)           Busey’s allowance for loan and lease losses reflected in the financial statements of Busey (including footnotes thereto) was determined on the basis of Busey’s continuing review and evaluation of the portfolio of the Loans of Busey and its Subsidiaries under the requirements of GAAP and applicable law, was established in a manner consistent with Busey’s internal policies, and, in the reasonable judgment of Busey, was adequate in all material respects under the requirements of GAAP and all applicable law to provide for possible or specific losses, net of recoveries relating to the Loans previously charged-off, on the Loans of Busey and its Subsidiaries.

4.27         Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Busey, Busey and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Busey reasonably has determined to be prudent and consistent with industry practice, and Busey and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Busey and its Subsidiaries, Busey or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

4.28         Information Security. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Busey, to the knowledge of Busey, since January 1, 2022, no third party has gained unauthorized access to any Busey IT System controlled by and material to the operation of the business of Busey and its Subsidiaries.

Article V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1           Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the CrossFirst Disclosure Schedule or the Busey Disclosure Schedule), required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of Busey and CrossFirst shall, and shall cause its respective Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and (c) take no action intended to, or that would reasonably be expected to, result in any of the conditions to the Merger set forth in, in the case of CrossFirst, Section 7.1 or Section 7.2, and in the case of Busey, Section 7.1 or Section 7.3, not being satisfied in a timely manner, or materially adversely affect, delay or impair its ability to perform its obligations, covenants, and agreements, including, without limitation, the ability of either CrossFirst or Busey to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby, under this Agreement or to consummate the transactions contemplated hereby, in each case, except as may be required by applicable law.

5.2           CrossFirst Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the CrossFirst Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, CrossFirst shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Busey (such consent not to be unreasonably withheld, conditioned or delayed):

(a)           other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months, (ii) borrowings under CrossFirst’s existing lines of credit, (iii) deposits or other customary banking products such as letters of credit, in each case in the ordinary course of business, and (iv) wholesale time deposits with a term not in excess of twelve (12) months, incur any indebtedness for borrowed money (other than indebtedness of CrossFirst or any of its wholly-owned Subsidiaries to CrossFirst or any of its wholly-owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b)

(i)            adjust, split, combine or reclassify any capital stock;

(ii)            make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (A) dividends paid by any of the Subsidiaries of CrossFirst to CrossFirst or any of its wholly-owned Subsidiaries, (B) dividends provided for and paid on shares of CrossFirst Preferred Stock in accordance with the terms of such CrossFirst Preferred Stock, (C) regular distributions on outstanding trust preferred securities in accordance with their terms or (D) the acceptance of shares of CrossFirst Common Stock as payment for the exercise price of CrossFirst Stock Appreciation Rights or for withholding Taxes incurred in connection with the exercise of CrossFirst Stock Appreciation Rights or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

(iii)            grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of CrossFirst or any of its Subsidiaries; or

(iv)            issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of CrossFirst or any of its Subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of CrossFirst or any of its Subsidiaries, except pursuant to the exercise of stock options or stock appreciation rights or the vesting or settlement of equity compensation awards in accordance with their terms;

(c)           other than loan syndications and participations in the ordinary course of business and consistent with CrossFirst’s loan approval policies and not in excess of $20,000,000 per such transaction, sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of this Agreement;

(d)           except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business or the purchase of United States Treasury Department or “AAA” rated debt securities in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case, other than a wholly-owned Subsidiary of CrossFirst;

(e)           terminate, materially amend, or waive any material provision of any CrossFirst Contract, other than renewals of CrossFirst Contracts in the ordinary course of business with terms of twelve (12) months or less (but only if such CrossFirst Contract provides for payments of no more than $300,000 in such twelve (12) month period), make any change in any instrument or agreement governing the terms of any of its securities or enter into any contract that would constitute a CrossFirst Contract if it were in effect on the date of this Agreement;

(f)            except as required under applicable law, or the terms of any CrossFirst Benefit Plan existing as of the date hereof or Section 6.6 of this Agreement, (i) enter into, establish, adopt, amend or terminate any CrossFirst Benefit Plan, or any arrangement that would be a CrossFirst Benefit Plan if in effect on the date hereof, other than with respect to broad-based welfare benefit plans (other than severance) in the ordinary course of business consistent with past practice and as would not reasonably be expected to materially increase the cost of benefits under any such CrossFirst Benefit Plan, (ii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, other than increases (A) for employees below the Regional President level, in base salaries in the ordinary course of business consistent with past practice and in amounts that shall not exceed 3% individually or 3% in the aggregate, and (B) for current employees with an annual base salary below $150,000 in connection with a promotion (permitted hereunder) or change in responsibilities, in each case, in the ordinary course of business consistent with past practice and to a level consistent with similarly situated peer employees; provided that no employee’s annual bonus percentage shall be increased without Busey consent, which shall not be unreasonably withheld, conditioned or delayed, (iii) accelerate the vesting of any equity-based awards or other compensation or benefits, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement, (v) fund any rabbi trust or similar arrangement, or in any other way secure the payment of compensation or benefits under any CrossFirst Benefit Plan, as the case may be, (vi) terminate the employment or services of any employee with an annual base salary equal to or in excess of $150,000, other than for cause, or (vii) hire or promote any employee with an annual base salary equal to or in excess of $150,000 (other than as a replacement hire or promotion on substantially similar terms of employment as the departed employee), or significantly change the responsibilities assigned to any such employee;

(g)           settle any material claim, suit, action or proceeding, except for claims involving solely monetary remedies in an amount and for consideration not in excess of $250,000 of liability to CrossFirst, taking into consideration insurance coverage and retention amounts under any applicable insurance policy, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Surviving Corporation;

(h)           take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i)            amend its articles of incorporation or certificate of incorporation, its bylaws or comparable governing documents of its Significant Subsidiaries;

(j)            in each case other than in the ordinary course of business, materially restructure or materially change the composition of its investment securities portfolio or derivatives portfolio or its interest rate exposure, through purchases or sales, or the manner in which the portfolio is classified or reported;

(k)            implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(l)            enter into any new line of business or, other than in the ordinary course of business (which may include partnering with third parties in origination, flow, servicing and other capacities) consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(m)          enter into any new credit or new lending relationships greater than $15,000,000 that would require an exception to CrossFirst’s and its Subsidiaries’ formal loan policy as in effect as of the date of this Agreement or that are not in compliance with the provisions of such loan policy;

(n)           other than incident to a loan restructuring, extend additional credit to any person and any director or officer of, or any owner of a material interest in, such person (any of the foregoing with respect to a person being referred to as a “Borrowing Affiliate”) if such person or such Borrowing Affiliate is the obligor under any indebtedness to CrossFirst or any of its Subsidiaries which constitutes a nonperforming loan or against any part of such indebtedness CrossFirst or any of its Subsidiaries has established loss reserves or any part of which has been charged-off by CrossFirst or any of its Subsidiaries;

(o)           make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(p)           merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(q)           make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, waive or extend any statute of limitations with respect to material Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes; or

(r)            agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3           Busey Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Busey Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, Busey shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of CrossFirst (such consent not to be unreasonably withheld, conditioned or delayed):

(a)           amend the Busey Articles, Busey Bylaws or comparable governing documents of any of its Significant Subsidiaries in a manner that would materially and adversely affect the holders of the CrossFirst Common Stock, or adversely affect the holders of the CrossFirst Common Stock relative to other holders of the Busey Common Stock;

(b)           adjust, split, combine or reclassify any capital stock of Busey or make, declare or pay any extraordinary dividend on any capital stock of Busey;

(c)            incur any indebtedness for borrowed money (other than indebtedness of Busey or any of its wholly-owned Subsidiaries to Busey or any of its Subsidiaries) that would reasonably be expected to prevent Busey or its Subsidiaries from assuming CrossFirst’s or its Subsidiaries’ outstanding indebtedness;

(d)           take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(e)           agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

Article VI

ADDITIONAL AGREEMENTS

6.1           Regulatory Matters.

(a)            Promptly after the date of this Agreement, CrossFirst and Busey shall prepare and file with the SEC the Joint Proxy Statement and Busey shall prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. The parties shall use reasonable best efforts to make such filings within forty-five (45) days of the date of this Agreement. The S-4 shall also, to the extent required under the Securities Act and the regulations promulgated thereunder, register the shares of New Busey Preferred Stock that will be issued in the transaction. Each of Busey and CrossFirst shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings, and Busey and CrossFirst shall thereafter mail or deliver the Joint Proxy Statement to their respective stockholders. Busey shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and CrossFirst shall furnish all information concerning CrossFirst and the holders of CrossFirst Common Stock and CrossFirst Preferred Stock as may be reasonably requested in connection with any such action.

(b)           The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, use their reasonable best efforts to make such filings within forty-five (45) days of the date of this Agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger, the Bank Merger and the FRS Membership), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Busey and CrossFirst shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Busey and CrossFirst, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law. As used in this Agreement, “Requisite Regulatory Approvals” means all regulatory authorizations, consents, orders or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) (i) from the Federal Reserve Board, the IDFPR and the KOSBC and (ii) set forth in Sections 3.4 and 4.4 that are necessary to consummate the transactions contemplated by this Agreement, including the Merger, the Bank Merger and FRS Membership, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.

(c)           Each party shall use its reasonable best efforts to resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require Busey and CrossFirst or any of their respective Subsidiaries, and neither Busey and CrossFirst nor any of their respective Subsidiaries shall be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities or Regulatory Agencies that would reasonably be expected to have a material adverse effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger and the Bank Merger (a “Materially Burdensome Regulatory Condition”).

(d)           To the extent permitted by applicable law, Busey and CrossFirst shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Busey, CrossFirst or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(e)           To the extent permitted by applicable law, Busey and CrossFirst shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

6.2           Access to Information; Confidentiality.

(a)           Upon reasonable notice and subject to applicable laws, each of Busey and CrossFirst, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during such period, each of Busey and CrossFirst shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that Busey and CrossFirst, as the case may be, is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Notwithstanding the foregoing, neither Busey and CrossFirst nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Busey’s or CrossFirst’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)           Each of Busey and CrossFirst shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the Mutual Confidentiality and Non-Disclosure Agreement, dated as of February 28, 2024, between Busey and CrossFirst (the “Confidentiality Agreement”).

(c)           No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3           Stockholder Approval.

(a)           Each of Busey and CrossFirst shall call, give notice of, convene and hold a meeting of its respective stockholders (the “Busey Meeting” and the “CrossFirst Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (i) in the case of CrossFirst, the Requisite CrossFirst Vote and, in the case of Busey, the Requisite Busey Vote, respectively, required in connection with this Agreement and the Merger and also, in the case of Busey, the required stockholder vote to approve the Busey Articles Amendment (the “Busey Articles Amendment Vote”) and (ii) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of CrossFirst and Busey shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date and to set the same record date for such meetings. Such meetings may be held virtually, subject to applicable law and the organizational documents of each party.

(b)           Subject to Section 6.3(c), each of Busey and CrossFirst and their respective Boards of Directors shall use its reasonable best efforts to obtain from the stockholders of Busey and CrossFirst, as applicable, the Requisite Busey Vote, the Busey Articles Amendment Vote and the Requisite CrossFirst Vote, as applicable, including by communicating to the respective stockholders its recommendation (and including such recommendation in the Joint Proxy Statement) that the stockholders of Busey and CrossFirst, respectively, adopt this Agreement (the “Busey Board Recommendation” and the “CrossFirst Board Recommendation,” respectively) and that the stockholders of Busey approve the Busey Articles Amendment. Each of Busey and CrossFirst and their respective Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the Busey Board Recommendation, in the case of Busey, or the CrossFirst Board Recommendation, in the case of CrossFirst, (ii) fail to make the Busey Board Recommendation, in the case of Busey, or the CrossFirst Board Recommendation, in the case of CrossFirst, in the Joint Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Busey Board Recommendation, in the case of Busey, or the CrossFirst Board Recommendation, in the case of CrossFirst, in each case within ten (10) business days (or such fewer number of days as remains prior to the Busey Meeting or the CrossFirst Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”).

(c)           Subject to Section 8.1 and Section 8.2, if the Board of Directors of Busey or CrossFirst, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Busey Board Recommendation or the CrossFirst Board Recommendation, as applicable, such Board of Directors may, in the case of Busey, prior to the receipt of the Requisite Busey Vote, and in the case of CrossFirst, prior to the receipt of the Requisite CrossFirst Vote, submit this Agreement to its stockholders, without recommendation (which, for the avoidance of doubt, shall constitute a Recommendation Change) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for its lack of a recommendation to its stockholders, as applicable, in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that such Board of Directors may not take any actions under this sentence unless it (i) gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Busey Board Recommendation or CrossFirst Board Recommendation, as the case may be. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3(c) and will require a new notice period as referred to in this Section 6.3(c).

(d)           Busey or CrossFirst shall adjourn or postpone the Busey Meeting or the CrossFirst Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Busey Common Stock or CrossFirst Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Busey or CrossFirst, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Busey Vote or the Requisite CrossFirst Vote, and subject to the terms and conditions of this Agreement, Busey or CrossFirst, as applicable, shall continue to use reasonable best efforts to solicit proxies from its stockholders in order to obtain the Requisite Busey Vote or the Requisite CrossFirst Vote, respectively. Notwithstanding anything to the contrary herein, but subject to the obligation to adjourn or postpone such meeting as set forth in the immediately preceding sentence, unless this Agreement has been terminated in accordance with its terms, (i) the Busey Meeting shall be convened and this Agreement shall be submitted to the stockholders of Busey at the Busey Meeting and (ii) the CrossFirst Meeting shall be convened and this Agreement shall be submitted to the stockholders of CrossFirst at the CrossFirst Meeting, and nothing contained herein shall be deemed to relieve either Busey or CrossFirst of such obligation.

6.4           Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of Busey and CrossFirst shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, including the Merger, the Bank Merger and the FRS Membership, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Busey or CrossFirst or any of their respective Subsidiaries in connection with the Merger, the Bank Merger, the FRS Membership and the other transactions contemplated by this Agreement.

6.5           Stock Exchange Listing.

(a)           Busey shall cause the shares of Busey Common Stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.

(b)           Prior to the Closing Date, CrossFirst shall cooperate with Busey and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of CrossFirst Common Stock from NASDAQ and the deregistration of CrossFirst Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

6.6           Employee Matters.

(a)           Busey, as the Surviving Corporation, shall provide the employees of CrossFirst and its Subsidiaries as of the Effective Time who remain employed with Busey or its Subsidiaries (the “Continuing Employees”), during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time (the “Continuation Period”), with the following: (i) annual base salary or wages, as applicable, that are no less than the annual base salary or wages in effect for each such Continuing Employee immediately prior to the Effective Time; (ii) all employee statutory entitlements; and (iii) all employee benefits (other than severance which will be provided as set forth in the last sentence of this Section 6.6(a)) and other compensation that are substantially comparable in the aggregate to those provided to similarly situated employees of Busey and its Subsidiaries. Each Continuing Employee who is not party to an individual agreement providing for severance or termination benefits and is terminated during the Continuation Period, under severance qualifying circumstances shall be provided severance benefits as set forth in Section 6.6(a) of the CrossFirst Disclosure Schedule.

(b)           With respect to any employee benefit plans of Busey or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Busey, as the Surviving Corporation, and its Subsidiaries shall (i) use commercially reasonable efforts to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous CrossFirst Benefit Plan, (ii) use commercially reasonable efforts to provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the Effective Time under a CrossFirst Benefit Plan that provides health care benefits, to the same extent that such credit was given under the analogous CrossFirst Benefit Plan prior to the Effective Time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any New Plans, (iii) recognize all service of such employees with CrossFirst and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous CrossFirst Benefit Plan prior to the Effective Time and (iv) honor any accrued paid time off, vacation or other approved leave; provided, that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of any defined benefit pension plan, or (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits. CrossFirst will provide the information reasonably necessary for Busey to recognize annual co-payments, coinsurance, deductibles and out-of-pocket expenses in accordance with this Section 6.6(b) no later than fifteen (15) days prior to the Closing Date.

(c)           If requested by Busey in writing at least fifteen (15) business days prior to the Effective Time, CrossFirst shall cause any 401(k) plan sponsored or maintained by CrossFirst and its Subsidiaries, including, without limitation, the CrossFirst 401(k) Plan (each, a “CrossFirst 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. If Busey requests that any CrossFirst 401(k) Plan be terminated, (i) CrossFirst shall provide Busey with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by Busey) not later than two (2) business days immediately preceding the Effective Time, and (ii) the Continuing Employees of CrossFirst shall be eligible to participate, effective as of the Effective Time or as soon as administratively practicable thereafter, in a 401(k) plan sponsored or maintained by Busey or one of its Subsidiaries (a “Busey 401(k) Plan”). Busey and CrossFirst shall take any and all actions as may be required, including amendments to any CrossFirst 401(k) Plan and/or Busey 401(k) Plan, to permit the Continuing Employees of CrossFirst who are then actively employed to make rollover contributions to the Busey 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans) or a combination thereof.

(d)           Busey, as the Surviving Corporation, shall assume and honor all CrossFirst Benefit Plans in accordance with their terms. CrossFirst agrees that the transactions contemplated by this Agreement shall constitute a “change in control”, “change of control” or other similar concept under any CrossFirst Benefit Plan, and prior to the Effective Time, the CrossFirst Board of Directors or CrossFirst Compensation Committee shall be empowered to take such action as necessary to declare such status under such CrossFirst Benefit Plans.

(e)           Nothing in this Agreement shall confer upon any employee, officer, director or consultant of CrossFirst, Busey or any of their respective Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, CrossFirst, Busey or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, CrossFirst, Busey or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee (including any Continuing Employee), officer, director or consultant of the Surviving Corporation, CrossFirst, Busey or any of their respective Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any CrossFirst benefit plan, Busey benefit plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular CrossFirst benefit plan, Busey benefit plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including, without limitation, any current or former employee, officer, director or consultant of CrossFirst, Busey or any of their respective Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.7           Indemnification; Directors’ and Officers’ Insurance.

(a)           From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified or entitled to such advancement of expenses as of the date of this Agreement by CrossFirst pursuant to the CrossFirst Certificate, CrossFirst Bylaws, the governing or organizational documents of any Subsidiary of CrossFirst, any indemnification agreements in existence as of the date hereof that have been disclosed to Busey or the KGCC, each present and former director, officer or employee of CrossFirst and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “CrossFirst Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages, liabilities and other amounts incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer or employee of CrossFirst or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, the CrossFirst Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such CrossFirst Indemnified Party is not entitled to indemnification.

(b)           For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by CrossFirst (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the present and former officers and directors of CrossFirst or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time; provided, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 250% of the current annual premium paid as of the date hereof by CrossFirst for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, CrossFirst, in consultation with, but only upon the consent of Busey, may (and at the request of Busey, CrossFirst shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year “tail” policy under CrossFirst’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c)           The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each CrossFirst Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving person of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7.

6.8           Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Busey, on the one hand, and a Subsidiary of CrossFirst, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Busey.

6.9           Advice of Changes. Busey and CrossFirst shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (a) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (b) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.10         Stockholder Litigation. Each party shall give the other party prompt notice of any stockholder litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement. Each party shall (a) give the other party the opportunity to participate (at such party’s expense) in the defense or settlement of any such litigation, (b) give the other party a reasonable opportunity to review and comment on all filings or responses to be made in connection with any such litigation, and will in good faith take such comments into account and (c) not agree to settle any such litigation without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the other party shall not be obligated to consent to any settlement which does not include a full release of such other party and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Corporation or any of its affiliates.

6.11         Corporate Governance

(a)           Prior to the Effective Time, the Board of Directors of Busey shall take all actions necessary to adopt the Busey Bylaw Amendment and to effect the requirements referenced therein that are to be effected as of the Effective Time. Effective as of the Effective Time, in accordance with the Busey Bylaw Amendment, the entire Board of Directors of the Surviving Corporation shall be comprised of thirteen (13) directors, of which five (5) shall be “Legacy CrossFirst Directors” (as defined in the Busey Bylaw Amendment) designated by CrossFirst (one of whom, as of the Effective Time, shall be Michael J. Maddox and one of whom, as of the Effective Time, shall be Rodney Brenneman if he shall be the Chair of the Board of Directors of CrossFirst immediately prior to the Effective Time, in which case Rodney Brenneman shall also be, as of the Effective Time, the Lead Independent Director of the Board of Directors of the Surviving Corporation) and eight (8) shall be “Legacy Busey Directors” (as defined in the Busey Bylaw Amendment) designated by Busey (one of whom, as of the Effective Time, shall be Van A. Dukeman).

(b)           Effective as of the Effective Time, (i) Van A. Dukeman shall continue to serve as Executive Chairman of the Board of Directors of the Surviving Corporation and Chief Executive Officer of the Surviving Corporation and shall report to the Board of Directors of the Surviving Corporation and as Executive Chairman of the Board of Directors of the Surviving Bank and shall report to the Board of Directors of the Surviving Bank and (ii) Michael J. Maddox shall serve as Executive Vice Chairman of the Board of Directors of the Surviving Corporation and President of the Surviving Corporation and shall report to the Chief Executive Officer of the Surviving Corporation and as Chief Executive Officer of the Surviving Bank and shall report to the Executive Chairman of the Board of Directors of the Surviving Bank. Effective as of the date immediately following the earlier of (i) the twelve (12) month anniversary of the date of the Bank Merger, and (ii) the eighteen (18) month anniversary of the Effective Time, (A) Van A. Dukeman shall continue to serve as Executive Chairman of the Board of Directors of the Surviving Corporation and shall report to the Board of Directors of the Surviving Corporation and as Executive Chairman of the Board of Directors of the Surviving Bank and shall report to the Board of Directors of the Surviving Bank and (B) Michael J. Maddox shall serve as Executive Vice Chairman of the Board of Directors of the Surviving Corporation and Chief Executive Officer and President of the Surviving Corporation and shall report to the Board of Directors of the Surviving Corporation and as Chief Executive Officer of the Surviving Bank and shall report to the Board of Directors of the Surviving Bank. In the event that, during the Specified Period (as defined in the Busey Bylaw Amendment), Van A. Dukeman shall no longer serve as Chief Executive Officer of the Surviving Corporation, Michael J. Maddox shall serve as Chief Executive Officer of the Surviving Corporation.

(c)           Effective as of the Effective Time, (i) the name of the Surviving Corporation shall be “First Busey Corporation” and the name of Busey Bank shall be “Busey Bank”, (ii) the legal headquarters of the Surviving Corporation shall be located in or near Kansas City, Missouri and (iii) the main office and legal headquarters of Busey Bank shall be in Champaign, Illinois.

(d)           The bylaws of Busey Bank in effect as of the effective time of the Bank Merger will be consistent in all respects with the foregoing provisions of this Section 6.11. The foregoing provisions of this Section 6.11 shall be subject in all respects to the terms of the Busey Bylaw Amendment.

6.12         Acquisition Proposals.

(a)           Each party agrees that it will not, and will cause each of its Subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.12) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite CrossFirst Vote, in the case of CrossFirst, or the Requisite Busey Vote, in the case of Busey, a party receives an unsolicited bona fide written Acquisition Proposal, such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the Board of Directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its outside financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. Each party will, and will cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than the other party with respect to any Acquisition Proposal. Each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or Acquisition Proposal in connection with such inquiry or Acquisition Proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” means, with respect to Busey or CrossFirst, as applicable, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (A) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of a party and its Subsidiaries or 25% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, (B) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, or (C) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party.

(b)           Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

6.13         Public Announcements. CrossFirst and Busey agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance or (b) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.13.

6.14         Change of Method. CrossFirst and Busey shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of CrossFirst and Busey (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, that no such change shall (a) alter or change the Exchange Ratio or the number of shares of Busey Common Stock received by holders of CrossFirst Common Stock in exchange for each share of CrossFirst Common Stock, (b) adversely affect the Tax treatment of holders of CrossFirst Common Stock or Busey Common Stock pursuant to this Agreement, (c) adversely affect the Tax treatment of CrossFirst or Busey pursuant to this Agreement or (d) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.2.

6.15         Restructuring Efforts. If either CrossFirst or Busey shall have failed to obtain the Requisite CrossFirst Vote or the Requisite Busey Vote at the duly convened CrossFirst Meeting or Busey Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by this Agreement, including by merging CrossFirst into a newly created wholly owned subsidiary of Busey (it being understood that neither party shall have any obligation to alter or change any material terms, including the Exchange Ratio or the amount or kind of the consideration to be issued to holders of the capital stock of CrossFirst as provided for in this Agreement, in a manner adverse to such party or its stockholders) and/or resubmit this Agreement and/or the transactions contemplated hereby (or as restructured pursuant to this Section 6.15) to its stockholders for adoption or approval.

6.16         Takeover Statutes. None of CrossFirst, Busey or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of its Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.17         Treatment of CrossFirst Debt. Upon the Effective Time (or at the effective time of the Bank Merger for any debt of CrossFirst Bank), Busey, or Busey Bank, as applicable, shall assume the due and punctual performance and observance of the covenants and other obligations to be performed by CrossFirst or CrossFirst Bank, as applicable, under the definitive documents governing the indebtedness and other instruments related thereto set forth on Section 6.17 of the CrossFirst Disclosure Schedule, including the due and punctual payment of the principal of (and premium, if any) and interest thereon, to the extent required and permitted thereby. In connection therewith, (a) Busey shall, and shall cause Busey Bank to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, if applicable, and (b) CrossFirst shall, and shall cause CrossFirst Bank to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, officer’s certificates or other documents and provide any opinions of counsel to the trustee thereof, in each case, required to make such assumption effective as of the Effective Time, or the effective time of the Bank Merger, as applicable.

6.18         Exemption from Liability under Section 16(b). Busey and CrossFirst agree that, in order to most effectively compensate and retain CrossFirst Section 16 Individuals, both prior to and after the Effective Time, it is desirable that CrossFirst Section 16 Individuals not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of CrossFirst Common Stock, CrossFirst Preferred Stock and CrossFirst Equity Awards into Busey Common Stock, New Busey Preferred Stock or Busey Equity Awards, as applicable, in connection with the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.18. CrossFirst shall deliver to Busey in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of CrossFirst subject to the reporting requirements of Section 16(a) of the Exchange Act (the “CrossFirst Section 16 Individuals”), and the Board of Directors of Busey and of CrossFirst, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of CrossFirst) any dispositions of CrossFirst Common Stock, CrossFirst Preferred Stock or CrossFirst Equity Awards by the CrossFirst Section 16 Individuals, and (in the case of Busey) any acquisitions of Busey Common Stock, New Busey Preferred Stock, or Busey Equity Awards by any CrossFirst Section 16 Individuals who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.19         Certain Tax Matters.

(a)           Each of Busey and CrossFirst shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Busey and CrossFirst shall use its reasonable best efforts and shall cooperate with one another to obtain the opinions of counsel referred to in Section 7.2(c) and Section 7.3(c). In connection with the foregoing, (i) CrossFirst shall deliver to the counsel that is delivering the opinion referred to in Section 7.2(c) and Section 7.3(c) a duly executed letter of representation customary for transactions of this type and reasonably satisfactory to such counsel, and (ii) Busey shall deliver to the counsel that is delivering the opinion referred to in Section 7.2(c) and Section 7.3(c) a duly executed letter of representation customary for transactions of this type and reasonably satisfactory to such counsel, in the case of each of clauses (i) and (ii), at such times as such counsel shall reasonably request.

(b)           Each party hereto shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code on all applicable Tax Returns, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Article VII

CONDITIONS PRECEDENT

7.1           Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)           Stockholder Approvals. (i) This Agreement shall have been adopted and approved by the stockholders of Busey by the Requisite Busey Vote and (ii) this Agreement shall have been adopted by the stockholders of CrossFirst by the Requisite CrossFirst Vote.

(b)           NASDAQ Listing. The shares of Busey Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on NASDAQ, subject to official notice of issuance.

(c)           Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d)           S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e)           No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement.

7.2           Conditions to Obligations of Busey. The obligation of Busey to effect the Merger is also subject to the satisfaction or waiver by Busey at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties. The representations and warranties of CrossFirst set forth in Sections 3.2(a) (Capitalization) and 3.8(a) (Absence of Certain Changes or Events) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of CrossFirst set forth in Sections 3.1(a) (Corporate Organization), 3.1(b) (Corporate Organization; Subsidiaries) (with respect to Significant Subsidiaries only), 3.2(c) (Capitalization; Subsidiaries) (with respect to Significant Subsidiaries only), 3.3(a) (Authority; No Violation) and 3.7 (Broker’s Fees) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of CrossFirst set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on CrossFirst or the Surviving Corporation. Busey shall have received a certificate signed on behalf of CrossFirst by the Chief Executive Officer and the Chief Financial Officer of CrossFirst to the foregoing effect.

(b)           Performance of Obligations of CrossFirst. CrossFirst shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time, and Busey shall have received a certificate signed on behalf of CrossFirst by the Chief Executive Officer and the Chief Financial Officer of CrossFirst to such effect.

(c)           Federal Tax Opinion. Busey shall have received the opinion of Sullivan & Cromwell LLP, in form and substance reasonably satisfactory to Busey, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Busey and CrossFirst, reasonably satisfactory in form and substance to such counsel.

(d)           No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to CrossFirst from the date of this Agreement through the Closing.

7.3           Conditions to Obligations of CrossFirst. The obligation of CrossFirst to effect the Merger is also subject to the satisfaction or waiver by CrossFirst at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties. The representations and warranties of Busey set forth in Sections 4.2(a) (Capitalization) and 4.8(a) (Absence of Certain Changes or Events) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of Busey set forth in Sections 4.1(a) (Corporate Organization), 4.1(b) (Corporate Organization; Subsidiaries) (with respect to Significant Subsidiaries only), 4.2(b) (Capitalization; Subsidiaries) (with respect to Significant Subsidiaries only), 4.3(a) (Authority; No Violation) and 4.7 (Broker’s Fees) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of Busey set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Busey. CrossFirst shall have received a certificate signed on behalf of Busey by the Chief Executive Officer and the Chief Financial Officer of Busey to the foregoing effect.

(b)           Performance of Obligations of Busey. Busey shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time, including, but not limited to, each of the obligations, covenants and agreements set forth in Section 6.11 and to effect the requirements referenced therein that are to be effected as of the Effective Time, and CrossFirst shall have received a certificate signed on behalf of Busey by the Chief Executive Officer and the Chief Financial Officer of Busey to such effect.

(c)           Federal Tax Opinion. CrossFirst shall have received the opinion of Squire Patton Boggs (US) LLP, in form and substance reasonably satisfactory to CrossFirst, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Busey and CrossFirst, reasonably satisfactory in form and substance to such counsel.

(d)           No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to Busey from the date of this Agreement through the Closing.

Article VIII

TERMINATION AND AMENDMENT

8.1           Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite Busey Vote or the Requisite CrossFirst Vote:

(a)           by mutual written consent of Busey and CrossFirst;

(b)           by either Busey or CrossFirst if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(c)           by either Busey or CrossFirst if the Merger shall not have been consummated on or before the date that is the fifteen (15) month anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(d)           by either Busey or CrossFirst (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of CrossFirst, in the case of a termination by Busey, or Busey, in the case of a termination by CrossFirst, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Busey, or Section 7.3, in the case of a termination by CrossFirst, and which is not cured within forty-five (45) days following written notice to CrossFirst, in the case of a termination by Busey, or Busey, in the case of a termination by CrossFirst, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e)           by CrossFirst prior to such time as the Requisite Busey Vote is obtained, if (i) Busey or the Board of Directors of Busey shall have made a Recommendation Change or (ii) Busey or the Board of Directors of Busey shall have breached its obligations under Section 6.3 or 6.12 in any material respect; or

(f)            by Busey prior to such time as the Requisite CrossFirst Vote is obtained, if (i) CrossFirst or the Board of Directors of CrossFirst shall have made a Recommendation Change or (ii) CrossFirst or the Board of Directors of CrossFirst shall have breached its obligations under Section 6.3 or 6.12 in any material respect.

The party desiring to terminate this Agreement pursuant to clauses (b) through (f) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2           Effect of Termination.

(a)           In the event of termination of this Agreement by either Busey or CrossFirst as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Busey, CrossFirst, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b), Section 6.13 and this Section 8.2 and Article IX (other than Section 9.1) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Busey nor CrossFirst shall be relieved or released from any liabilities or damages arising out of its fraud or its willful and material breach of any provision of this Agreement.

(b)

(i)              In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of CrossFirst or shall have been made directly to the stockholders of CrossFirst generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the CrossFirst Meeting) an Acquisition Proposal, in each case with respect to CrossFirst and (A) (1) thereafter this Agreement is terminated by either Busey or CrossFirst pursuant to Section 8.1(c) without the Requisite CrossFirst Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.3 were satisfied or were capable of being satisfied prior to such termination) or (2) thereafter this Agreement is terminated by Busey pursuant to Section 8.1(d) as a result of a willful breach by CrossFirst, and (B) prior to the date that is twelve (12) months after the date of such termination, CrossFirst enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then CrossFirst shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Busey, by wire transfer of same day funds, a fee equal to $36,700,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25)%” shall instead refer to “fifty percent (50%)”.

(ii)             In the event that this Agreement is terminated by Busey pursuant to Section 8.1(f), then CrossFirst shall pay Busey, by wire transfer of same day funds, the Termination Fee within two (2) business days of the date of termination.

(c)

(i)              In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Busey or shall have been made directly to the stockholders of Busey generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the Busey Meeting) an Acquisition Proposal, in each case with respect to Busey, and (A) (1) thereafter this Agreement is terminated by either Busey or CrossFirst pursuant to Section 8.1(c) without the Requisite Busey Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.2 were satisfied or were capable of being satisfied prior to such termination) or (2) thereafter this Agreement is terminated by CrossFirst pursuant to Section 8.1(d) as a result of a willful breach by Busey, and (B) prior to the date that is twelve (12) months after the date of such termination, Busey enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Busey shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay CrossFirst, by wire transfer of same day funds, the Termination Fee, provided, that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25)%” shall instead refer to “fifty percent (50%)”.

(ii)             In the event that this Agreement is terminated by CrossFirst pursuant to Section 8.1(e), then Busey shall pay CrossFirst, by wire transfer of same day funds, the Termination Fee within two (2) business days of the date of termination.

(d)           Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or its willful and material breach of any provision of this Agreement, in no event shall either party be required to pay the Termination Fee more than once.

(e)           Each of Busey and CrossFirst acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Busey or CrossFirst, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit that results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Busey or CrossFirst, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in “The Wall Street Journal” on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full. The amounts payable by Busey and CrossFirst pursuant to Sections 8.2(b) and 8.2(c), respectively, and this Section 8.2(e), constitute liquidated damages and not a penalty, and except in the case of fraud or willful and material breach, shall be the sole monetary remedy of the other party in the event of a termination of this Agreement specified in such applicable section.

Article IX

GENERAL PROVISIONS

9.1           Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2           Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite Busey Vote or the Requisite CrossFirst Vote; provided, that after adoption of this Agreement by the respective stockholders of Busey or CrossFirst, there may not be, without further approval of the stockholders of Busey or CrossFirst, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.

9.3           Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by such other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, that after the receipt of the Requisite Busey Vote or the Requisite CrossFirst Vote, there may not be, without further approval of the stockholders of Busey or CrossFirst, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4           Expenses. Except as otherwise provided in Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger shall be borne equally by Busey and CrossFirst.

9.5           Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon confirmation of receipt, (b) on the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Busey, to:

First Busey Corporation

100 W. University Avenue

Champaign, Illinois 61820

Attention:           Jeffrey D. Jones, Executive Vice President, Chief Financial Officer

Email:                   jeff.jones@busey.com

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention:           Mark J. Menting

Email:                   mentingm@sullcrom.com

if to CrossFirst, to:

CrossFirst Bankshares, Inc.

11440 Tomahawk Creek Parkway

Leawood, Kansas 66211

Attention:           Amy Abrams, General Counsel & Corporate Secretary

Email:                   legal@crossfirst.com

With a copy (which shall not constitute notice) to:

Squire Patton Boggs (US) LLP

201 E. Fourth Street, Suite 1900

Cincinnati, OH 45202

Attention:           James J. Barresi

Email:                   James.Barresi@squirepb.com

9.6           Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” mean the date of this Agreement. As used in this Agreement, the “knowledge” of CrossFirst means the actual knowledge of any of the officers of CrossFirst listed on Section 9.6 of the CrossFirst Disclosure Schedule, and the “knowledge” of Busey means the actual knowledge of any of the officers of Busey listed on Section 9.6 of the Busey Disclosure Schedule. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in Champaign, Illinois are authorized by law or executive order to be closed, (b) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (d) “made available” means any document or other information that (i) is included in the virtual data room of a party prior to the date hereof or (ii) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof and (e) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Bank Merger. The CrossFirst Disclosure Schedule and the Busey Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.

9.7           Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8           Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9           Governing Law; Jurisdiction.

(a)           This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to any applicable conflicts of law.

(b)           Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the U.S. Federal District Court in the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in The City and County of New York (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10         Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11         Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12         Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13         Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14         Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 261.2(b) and 12 C.F.R. § 4.32(b)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

9.15         Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file or other electronic means to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail delivery of a “.pdf” format data file or other electronic means as a defense to the formation of a contract and each party hereto forever waives any such defense.

9.16         No Other Representations or Warranties.

(a)           Except for the representations and warranties made by CrossFirst in Article III and by Busey in Article IV, neither CrossFirst, Busey, nor any other person makes any express or implied representation or warranty with respect to CrossFirst, Busey or their respective Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and each of CrossFirst and Busey hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither CrossFirst nor Busey, as applicable, nor any other person makes or has made any representation or warranty to Busey or CrossFirst, as applicable, or any of their respective affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to CrossFirst or Busey, as applicable, or any of their respective Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by CrossFirst in Article III and by Busey in Article IV, any oral or written information presented to Busey or CrossFirst, as applicable, or any of their respective affiliates or representatives in the course of their respective due diligence investigation of CrossFirst or Busey, as applicable, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)           Each of CrossFirst and Busey acknowledges and agrees that neither Busey, CrossFirst nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III and Article IV.

[Signature Page Follows]

IN WITNESS WHEREOF, Busey and CrossFirst have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

FIRST BUSEY CORPORATION

By:	/s/Van A. Dukeman
Name: Van A. Dukeman
Title: Chairman and Chief Executive Officer

CROSSFIRST BANKSHARES, INC.

By:	/s/Michael J. Maddox
Name: Michael J. Maddox
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Busey Articles Amendment

Paragraph A of Article Fourth of the Amended and Restated Articles of Incorporation is amended to read as follows:

"A. Classes and Numbers of Shares. The total number of shares of all classes of stock the Corporation shall have authority to issue is 201,000,000 shares. The classes and the aggregate number of shares of stock of each class which the Corporation shall have authority to issue are as follows:

1.	200,000,000 shares of Common Stock, $0.001 par value per share.

2.	1,000,000 shares of Preferred Stock, $0.001 par value per share.”

A-1

Exhibit B

Form of Busey Bylaw Amendment

AMENDMENT TO THE

SECOND AMENDED AND RESTATED BY-LAWS

OF

FIRST BUSEY CORPORATION

The Second Amended and Restated By-Laws of First Busey Corporation (the “By-Laws”) shall be amended as follows:

A new Article X shall be added to the By-Laws to state:

ARTICLE X

CERTAIN GOVERNANCE MATTERS

Section 10.1.        Interpretation; Definitions.

(a)           The provisions of this Article X shall apply notwithstanding anything to the contrary set forth in the other Articles of these By-Laws. In the event of any inconsistency or conflict between any provision of this Article X and any other provision of these By-Laws, including Section 10.6 of these By-Laws with respect to Section 9.1 of these By-Laws, such provision of this Article X shall control.

(b)           The following definitions shall apply to this Article X:

(i)            “Bank Board” shall mean the Board of Directors of Busey Bank.

(ii)           “Bank Merger Date” shall mean the date of the merger of CrossFirst Bank with and into Busey Bank.

(iii)          “Busey Bank” shall mean Busey Bank, a wholly owned subsidiary of the corporation.

(iv)          “CrossFirst Bank” shall mean CrossFirst Bank, a wholly-owned subsidiary of the corporation.

(v)           “Designated Exchange” shall mean the primary stock exchange on which the corporation’s common stock is listed.

(vi)          “Effective Time” shall have the meaning set forth in the Agreement and Plan of Merger, dated as of August __, 2024, by and between First Busey Corporation and CrossFirst Bankshares, Inc., as it may have been amended, restated, supplemented or otherwise modified from time to time.

(vii)         “Entire Board of Directors” shall mean the total number of directors that the Board would have if there were no vacancies.

(viii)        “Legacy CrossFirst” shall mean CrossFirst Bankshares, Inc., a Kansas corporation, which has merged with and into the corporation effective as of the Effective Time.

(ix)           “Legacy CrossFirst Directors” shall mean the persons who were directors of Legacy CrossFirst immediately prior to the Effective Time and who were designated to be directors of the corporation by Legacy CrossFirst prior to the Effective Time (other than Michael J. Maddox) and any additional directors nominated by the Legacy CrossFirst Directors Nominating Committee pursuant to Section 10.3(d) of this Article X provided that if Michael J. Maddox is for any reason not serving as a director of the corporation he shall not be considered a Legacy CrossFirst Director and the Legacy CrossFirst Director Nominating Committee shall not have any ongoing authority or right to nominate a replacement director for such directorship (i.e., there will only be four (4) Legacy CrossFirst Directors and directorships).

(x)            “Legacy CrossFirst Directors Nominating Committee” shall mean a committee of the Board comprised of all of the Legacy CrossFirst Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange.

(xi)           “Legacy First Busey” shall mean First Busey Corporation, a Nevada corporation, as in existence immediately prior to the Effective Time.

(xii)          “Legacy First Busey Directors” shall mean the persons who were directors of Legacy First Busey or Busey Bank immediately prior to the Effective Time and who were designated to be directors of the corporation by Legacy First Busey prior to the Effective Time and any additional directors nominated by the Legacy First Busey Directors Nominating Committee pursuant to Section 10.3(e) of this Article X.

(xiii)         “Legacy First Busey Directors Nominating Committee” shall mean a committee of the Board comprised of all of the Legacy First Busey Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange.

(xiv)        “Specified Period” shall mean the period beginning at the Effective Time and ending on the later of (A) the three (3) year anniversary of the Effective Time and (B) the two (2) year anniversary of the Bank Merger Date.

Section 10.2.        Executive Chairman and Chief Executive Officer.

(a)           Effective as of the Effective Time, (i) Van A. Dukeman shall continue to serve as Executive Chairman of the Board and Chief Executive Officer of the corporation and shall report to the Board and as Executive Chairman of the Bank Board and shall report to the Bank Board and (ii) Michael J. Maddox shall serve as Executive Vice Chairman of the Board and President of the corporation and shall report to the Chief Executive Officer of the corporation and as Chief Executive Officer of Busey Bank and shall report to the Executive Chairman of the Bank Board.

(b)           Effective as of the date immediately following the earlier of (i) the twelve (12) month anniversary of the Bank Merger Date, and (ii) the eighteen (18) month anniversary of the Effective Time, (A) Van A. Dukeman shall continue to serve as Executive Chairman of the Board and shall report to the Board and as Executive Chairman of the Bank Board and shall report to the Bank Board and (B) Michael J. Maddox shall serve as Executive Vice Chairman of the Board and Chief Executive Officer and President of the corporation and shall report to the Board and as Chief Executive Officer of Busey Bank and shall report to the Bank Board.

(c)           In the event that during the Specified Period Van A. Dukeman shall no longer serve as Chief Executive Officer of the corporation, Michael J. Maddox shall serve as Chief Executive Officer of the corporation.

(d)           During the Specified Period, (i) any removal of any of the individuals serving in the capacities set forth in subsections (a), (b) and (c) above from, or failure to appoint, re-elect or re-nominate any of them to, any such positions at the specified time during the Specified Period, (ii) any amendment or modification to any employment, consulting or similar agreement with either of them to the extent such amendment or modification would adversely affect such individual, (iii) any termination of their employment by, or other service with, the corporation or any subsidiary of the corporation, or (iv) any modification to any of their respective reporting relationships as set forth in these By-Laws shall, in each case, require the affirmative vote of a majority of the Entire Board of Directors. During the Specified Period, for so long as Van A. Dukeman is the Executive Chairman of the Board the position of Executive Chairman of the Board shall be an officer of the corporation. During the Specified Period, for so long as Van A. Dukeman is the Executive Chairman of the Bank Board the position of Executive Chairman of the Bank Board shall be an officer of Busey Bank.

(e)           During the Specified Period, upon the death, resignation, removal or disqualification of, or other cessation of service by, Van A. Dukeman or Michael J. Maddox in the positions specified above during the time periods specified above, except as set forth in subsection (d) above, an individual approved by the affirmative vote of a majority of the Entire Board of Directors shall be appointed to serve in such positions.

Section 10.3.        Composition of the Board and the Bank Board. During the Specified Period:

(a)           The Entire Board of Directors shall be comprised of thirteen (13) directors, of which five (5) shall be Legacy CrossFirst Directors designated by Legacy CrossFirst (one of whom, as of the Effective Time, shall be Michael J. Maddox and one of whom, as of the Effective Time, shall be Rodney Brenneman if he shall be the Chair of the Board of Directors of Legacy CrossFirst immediately prior to the Effective Time, in which case Rodney Brenneman shall also be, as of the Effective Time, the Lead Independent Director of the Board) and eight (8) shall be Legacy First Busey Directors designated by First Busey (one of whom, as of the Effective Time, shall be Van A. Dukeman). Notwithstanding the foregoing, by the affirmative vote of a majority of the Entire Board of Directors the number of directors constituting the Entire Board of Directors may be increased to add additional directors in connection with a direct or indirect acquisition by the corporation or in connection with a capital raising by the corporation;

(b)           All vacancies resulting from the cessation of service by any Legacy CrossFirst Director for any reason shall be filled by the Board with a nominee selected by the Legacy CrossFirst Directors Nominating Committee;

(c)           All vacancies resulting from the cessation of service by any Legacy First Busey Director for any reason shall be filled by the Board with a nominee selected by the Legacy First Busey Directors Nominating Committee;

(d)           The Legacy CrossFirst Directors Nominating Committee shall have the exclusive authority to nominate, on behalf of the Board, directors for election at each annual meeting of the corporation, or at any special meeting of the corporation at which directors are to be elected, to fill each seat previously held by a Legacy CrossFirst Director;

(e)           The Legacy First Busey Directors Nominating Committee shall have the exclusive authority to nominate, on behalf of the Board, directors for election at each annual meeting of the corporation, or at any special meeting of the corporation at which directors are to be elected, to fill each seat previously held by a Legacy First Busey Director;

(f)            All vacancies on the Board resulting from the cessation of service by any Legacy CrossFirst Director or any Legacy First Busey Director shall be promptly filled by the Board with the individuals chosen as provided for in this Article X; and

(g)           If (i) Rodney Brenneman does not become the Lead Independent Director of the Board as contemplated in Section 10.3(a) above, (ii) upon the death, resignation, removal or disqualification of, or other cessation of service by, Rodney Brenneman as the Lead Independent Director of the Board, or (iii) upon the two (2) year anniversary of the Effective Time, the Lead Independent Director of the Board shall be a director approved by the affirmative vote of a majority of the Entire Board of Directors. The Lead Independent Director shall qualify as an independent director under the rules of the Designated Exchange.

(h)           During the Specified Period, the composition of the Bank Board shall be identical to that of the Board.

Section 10.4.        Composition of Committees.

(a)           During the Specified Period, the Board shall have and maintain as standing committees an Executive Management Compensation and Succession Committee, an Audit Committee, a Nominating and Corporate Governance Committee (which, during the Specified Period, shall have two subcommittees, the Legacy CrossFirst Directors Nominating Committee and the Legacy First Busey Directors Nominating Committee, which shall be solely responsible for nominating and electing Legacy CrossFirst Directors and First Busey Legacy Directors, respectively, as set forth in these By-Laws) and an Enterprise Risk Committee.

(b)           During the Specified Period, the Board may by resolution (which shall require the affirmative vote of a majority of the Entire Board of Directors) establish any committees not expressly contemplated by these By-Laws composed of directors as they may determine to be necessary or appropriate for the conduct of business of the corporation and may prescribe the composition, duties and procedures thereof, subject to Section 10.4 (c) below.

(c)           During the Specified Period, each committee of the Board shall have at least one (1) Legacy CrossFirst Director, provided that, if any such committee shall have five (5) or more members, such committee shall have at least two (2) Legacy CrossFirst Directors and; provided further, that each of the Nominating and Corporate Governance Committee and the Executive Management Compensation and Succession Committee shall have at least five (5) members.

(d)           During the Specified Period, the Board shall have and maintain the Legacy CrossFirst Directors Nominating Committee. At the end of the Specified Period, the Legacy CrossFirst Directors Nominating Committee shall be automatically disbanded.

(e)           During the Specified Period, the Board shall have and maintain a Legacy First Busey Directors Nominating Committee. At the end of the Specified Period, the Legacy First Busey Directors Nominating Committee shall be automatically disbanded.

Section 10.5.        Names; Headquarters. During the Specified Period, (a) the name of the corporation shall be “First Busey Corporation” and the name of Busey Bank shall be “Busey Bank”, (b) the legal headquarters of the corporation shall be located in or near Kansas City, Missouri and (c) the main office and legal headquarters of Busey Bank shall be in Champaign, Illinois.

Section 10.6.        Amendments.

Notwithstanding anything to the contrary set forth in these By-Laws, during the Specified Period, this Article X may be altered, amended or repealed (voluntarily or by merger, consolidation or otherwise by operation of law), and any Bylaw provision or other resolution inconsistent with these By-Laws may be adopted, by the Board only by (and any such alteration, amendment, repeal or inconsistent Bylaw provisions and other resolutions may be proposed or recommended by the Board for adoption by the shareholders of the corporation only by) an affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors, provided, however, that the foregoing shall not divest or limit the power of the stockholders to alter, amend, repeal or adopt By-Laws.

Exhibit C

Form of Bank Merger Agreement

Form of

Bank Merger Agreement

This Bank Merger Agreement (this “Agreement”) is made as of [_____], between Busey Bank, an Illinois state-chartered non-member bank headquartered in Champaign, Illinois (the “Surviving Bank”, or, where appropriate, the “Continuing Bank”), and CrossFirst Bank, a Kansas state-chartered non-member bank headquartered in Leawood, Kansas (the “Merging Bank”).

Recitals

A.            As of June 30, 2024, the Surviving Bank had capital stock outstanding of $[_____], divided into [_____] shares of issued and outstanding common stock, $10.00 par value per share, surplus of approximately $[_____], retained earnings of approximately $[_____] and accumulated other comprehensive income (loss) of approximately $([_____]).

B.            As of June 30, 2024, the Merging Bank had capital stock outstanding of $[_____], divided into [_____] shares of issued and outstanding common stock, $5.00 par value per share, surplus of approximately $[_____], retained earnings of approximately $[_____] and accumulated other comprehensive income (loss) of approximately $([_____]).

C.            First Busey Corporation, a Nevada corporation with its main office in Champaign, Illinois (“Busey”), is the sole stockholder of the Surviving Bank, and at the time of the merger of the Merging Bank with and into, and under the charter of, the Surviving Bank (the “Bank Merger”), will be the sole stockholder of the Merging Bank.

D.            Pursuant to that certain Agreement and Plan of Merger, dated as of August 26, 2024 (the “Holding Company Agreement”), by and between Busey and CrossFirst Bankshares, Inc., a Kansas corporation with its main office in Leawood, Kansas, and the sole stockholder of the Merging Bank (“CrossFirst”), CrossFirst will be merged with and into Busey (the “Holding Company Merger”).

E.            Following the effectiveness of the Holding Company Merger, the Merging Bank is to be merged with and into the Surviving Bank, with the Surviving Bank as the surviving bank and a wholly owned subsidiary of Busey.

F.            Upon the consummation of the Bank Merger, the Surviving Bank will have capital stock outstanding of $[_____], divided into [_____] shares of issued and outstanding common stock, $10.00 par value per share, and the assets, liabilities, surplus and retained earnings set forth on the pro forma financial statement attached as Schedule A.

G.            The boards of directors and the sole stockholders of each of the Surviving Bank and the Merging Bank, respectively, deem the Bank Merger desirable and in the best interests of their respective banks, and have authorized and approved the Bank Merger, the execution and delivery of this Agreement and the transactions contemplated hereby.

Agreements

In consideration of the foregoing premises, and the mutual covenants herein contained and for the purpose of prescribing the terms and conditions of the Bank Merger, the manner of carrying the same into effect, the treatment of the Merging Bank’s common stock and such other details and provisions as are deemed necessary or desirable, the parties hereby agree as follows:

Article I

General

1.1          The Bank Merger. Pursuant to the terms and conditions of this Agreement and the provisions of Section 18(c) of the Federal Deposit Insurance Act (12 U.S.C. §1828(c)) and Section 5/22 of Chapter 205 of the Illinois Compiled Statutes, the Merging Bank shall be merged into, and under the charter of, the Surviving Bank, and the Surviving Bank shall be the Continuing Bank.

1.2          Closing. The closing of the Bank Merger will take place at such time and date as Busey may determine in its sole discretion, but in no case prior to the date on which all the terms and conditions specified in this Agreement, including, among other conditions, receipt of the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the Illinois Department of Financial and Professional Regulation (the “DFPR”) and, if appropriate, approvals of other bank regulatory agencies, shall have been satisfied or duly waived by the party entitled to satisfaction thereof.

1.3          Effective Time. Subject to applicable law, the Bank Merger shall become effective upon the issuance of a certificate of merger to the Continuing Bank by the DFPR. The time of such effectiveness is referred to in this Agreement as the “Effective Time.”

1.4          Name, Offices, Charter and Bylaws of the Continuing Bank.

(a)           The name of the Continuing Bank shall be “Busey Bank” as a result of the Bank Merger;

(b)           The principal office and place of business of the Surviving Bank at 100 West University Avenue, Champaign, Illinois 61820, shall be the established and authorized principal office and place of business of the Continuing Bank. The branch offices of the Surviving Bank shall be operated as branches of the Continuing Bank, and the main and branch offices of the Merging Bank shall be established and authorized as branch offices of the Continuing Bank, except as determined by the board of directors of the Surviving Bank; and

(c)           The charter and bylaws of the Surviving Bank as in effect immediately prior to the Effective Time shall be the charter and bylaws, respectively, of the Continuing Bank from and after the Effective Time, in each case until amended in accordance with applicable law.

1.5          Board of Directors. At the Effective Time, the board of directors of the Continuing Bank shall consist of those persons as set forth on Exhibit A attached hereto, as it may be amended or supplemented from time to time after the date hereof.

1.6          Senior Executive Officers. At the Effective Time, the senior executive officers of the Continuing Bank shall consist of those persons as set forth on Exhibit B attached hereto, as it may be amended or supplemented from time to time after the date hereof.

Article II

Treatment of Common Stock

And Capitalization of the Continuing Bank

2.1          Treatment of Common Stock. The treatment of the shares of common stock of each of the Surviving Bank and the Merging Bank shall be as follows:

(a)            Each of the [_____] shares of the Merging Bank common stock, par value $5.00 per share, issued and outstanding immediately prior to the Effective Time shall, by virtue of the Bank Merger and without any action on the part of the holder thereof, be canceled and retired and shall cease to exist as of the Effective Time, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.

(b)            Each of the [_____] shares of the Surviving Bank common stock, par value $10.00 per share, outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be changed or affected in any way by the Bank Merger. After the Effective Time, each certificate representing such shares shall remain issued and outstanding and shall represent the same number of shares of common stock of the Continuing Bank as it represented of the Surviving Bank immediately prior to the Effective Time.

2.2          Capitalization of the Continuing Bank. At the Effective Time, the Continuing Bank will have capital stock of $[_____], divided into [_____] shares of common stock, par value of $10.00 per share. As of [MOST-RECENT QUARTER-END], the capital accounts of the Continuing Bank, would have been as set forth on the pro forma financial statement attached as Schedule A.

Article III

Effect of the Bank Merger Upon the Merging Bank and The Surviving Bank

3.1          General. Except as specifically set forth herein, at the Effective Time, the identity, existence, purposes, powers, objects, franchises, privileges, rights and immunities of the Surviving Bank shall continue unaffected and unimpaired by the Bank Merger and the corporate franchise, existence and rights of the Merging Bank shall be merged with and into and vested in the Continuing Bank by virtue of the Bank Merger without any deed or other transfer. The separate existence and corporate organization of the Merging Bank and the Surviving Bank, except insofar as either may be continued by statute, shall cease at the Effective Time. The Continuing Bank shall at and after the Effective Time possess and enjoy all of the rights, privileges, immunities, powers and franchises, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, registrar or transfer agent of stocks and bonds, guardian, conservator, assignee, receiver, and in every other fiduciary capacity, in each case in the same manner and to the same extent as was held or enjoyed by the Merging Bank and the Surviving Bank at the Effective Time.

3.2          Properties of the Continuing Bank. At the Effective Time, all property, real, personal and mixed, and all debts due on whatever account and all other choses in action and all and every other interest, of or belonging to, or due to, the Merging Bank and the Surviving Bank, shall be taken and deemed to be transferred to and vested in the Continuing Bank without further act or deed, and the title to all real estate, or any interest therein, under the laws of the State of Illinois, the State of Kansas or of any other state or of the United States, vested in the Merging Bank and the Surviving Bank shall vest in the Continuing Bank and shall not revert or be in any way impaired by reason of the Bank Merger. The Merging Bank and the Surviving Bank shall execute all such instruments of transfer, if any, as shall be necessary under the laws of the State of Illinois, the State of Kansas or of any other state or of the United States to vest all the right, title and interest of the Merging Bank and the Surviving Bank in and to its assets in the Continuing Bank.

3.3          Liabilities of the Continuing Bank. The Continuing Bank at and after the Effective Time shall be responsible and liable for and assume all of the liabilities, deposits, contracts and obligations of the Merging Bank and the Surviving Bank in the same manner and to the same extent as if the Continuing Bank had itself incurred the same or contracted therefor, and any claim existing or action or proceeding pending by or against the Merging Bank and the Surviving Bank may be prosecuted to judgment as if the Bank Merger had not taken place, or the Continuing Bank may be substituted in place of the Merging Bank and the Surviving Bank. Neither the rights of creditors nor any liens upon the property of the Merging Bank and the Surviving Bank shall be impaired by reason of the Bank Merger, but such liens shall be limited to the property upon which they were liens immediately prior to the Effective Time.

Article IV

Conditions

4.1          Conditions to Consummation. This Agreement is subject to, and consummation of the Bank Merger herein provided for, is conditioned upon the fulfillment prior to the Effective Time of each of the following conditions:

(a)           Ratification, confirmation and approval of this Agreement by the affirmative vote of the sole stockholder of the Surviving Bank and the sole stockholder of the Merging Bank;

(b)           Consummation of the transactions contemplated by the Holding Company Agreement, including without limitation, the Holding Company Merger;

(c)           The approval of the Federal Reserve and the DFPR with respect to the Bank Merger shall have been obtained and shall be in full force and effect, and all related waiting periods shall have expired or been terminated; and all other material consents, approvals, permissions, and authorizations of, filings and registrations with, and notifications to, all governmental authorities required for the consummation of the Bank Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired or been terminated; and

(d)           No order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Bank Merger shall be in effect and no law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity that prohibits or makes illegal consummation of the Bank Merger.

Article V

Termination

5.1          Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated by agreement of the parties and shall automatically terminate, without any action by either party hereto, immediately upon the termination of the Holding Company Agreement.

Article VI

Miscellaneous

6.1          Representations and Warranties. Each of the parties hereto represents and warrants that this Agreement has been duly authorized, executed and delivered by such party and constitutes the legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof.

6.2          Nonsurvival of Agreements. None of the agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

6.3          Expenses. Whether or not the Bank Merger is approved, the parties to this Agreement shall pay expenses incurred by each of them, respectively, in connection with the transactions contemplated herein.

6.4          Counterparts; Interpretation. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement.

6.5          Amendment. At any time before or after approval and adoption hereof by the respective stockholders of the Surviving Bank and the Merging Bank, this Agreement may be amended by an instrument in writing signed on behalf of each of the Surviving Bank and the Merging Bank.

6.6          Governing Law. This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the State of Illinois, except as otherwise required.

6.7          Dividends. Except as may otherwise be provided in the Holding Company Agreement, the parties shall continue to pay dividends in accordance with their current practices during the period between the date this Agreement is executed and the date of the consummation of the Bank Merger contemplated herein.

6.8          Assignment. Neither this Agreement nor any of the rights, interests or obligations may be assigned by any of the parties hereto (whether by operation of law or otherwise) and any attempted assignment in contravention of this Section 6.8 shall be null and void.

[Signature page follows]

In Witness Whereof, the Surviving Bank and the Merging Bank have caused this Agreement to be executed in counterparts by their duly authorized officers as of the date first above written.

Busey Bank	CrossFirst Bank

By:	By:

Exhibit 10.1

[LETTERHEAD OF FIRST BUSEY CORPORATION]

August 26, 2024

Van A. Dukeman

At the address on file with the Corporation

Dear Van:

Reference is made to the Agreement and Plan of Merger, dated as of August 26, 2024, between First Busey Corporation (the “Corporation”) and CrossFirst Bankshares, Inc. (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”) and your Employment Agreement, dated as of December 26, 2001, by and between you and the Corporation, as amended from time to time (your “Employment Agreement”). The effectiveness of the terms of this letter agreement shall be conditioned upon the Closing. Notwithstanding anything in this agreement to the contrary, in the event that the Merger Agreement terminates prior to Closing, this letter agreement shall be void ab initio. Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to them in the Merger Agreement, except as otherwise noted.

As you are aware, the Merger Agreement contemplates that, as of the Closing Date, you will continue to serve as Executive Chairman of the Board of Directors of the Surviving Corporation (the “Board”) and as Chief Executive Officer of the Surviving Corporation, reporting to the Board, and will serve as Executive Chairman of the Board of Directors of Busey Bank (the “Bank Board”), reporting to the Bank Board, but you will no longer serve as Chief Executive Officer of Busey Bank. As of the earlier of (a) the 12-month anniversary of the closing of the Bank Merger and (b) the 18-month anniversary of the Effective Time, you will no longer serve as Chief Executive Officer of the Surviving Corporation but until the end of the Specified Period (as defined below), you will continue to serve as Executive Chairman of the Board, reporting to the Board, and as Executive Chairman of the Bank Board, reporting to the Bank Board. The roles described in this paragraph are referred to as the “Succession Plan.”

This letter agreement confirms to you, and you agree, that your Employment Agreement shall be amended as follows:

1.	Compensation. Following the Closing Date and through later of (x) the three-year anniversary of the Closing Date and (y) the two-year anniversary of the Bank Merger (the “Specified Period”), your base salary, annual bonus and long-term incentive awards will be reviewed from time to time based on personal performance, company performance and market conditions and benchmarked against market compensation packages for chief executive officers at comparable financial institutions, and will be no less than those paid to the Executive Vice Chairman of the Board.

2.	Termination of Employment Agreement Severance. The Corporation has determined to terminate your right to any severance pursuant to your Employment Agreement, in compliance with the Code Section 409A change in control plan termination rules. Accordingly, the cash severance that would have been payable to you in connection with a qualifying termination under Section 4(g)(ii) of your Employment Agreement (with the “Severance Payment” amount calculated based on your annual base salary as of the Closing Date and the amount of your performance bonus earned for the completed fiscal year prior to the Closing Date) will be paid in a lump sum on the one-year anniversary of the Closing Date (the “Retention Payment”), subject to your continued employment through such date. The final amount of the Retention Payment will be determined at or around the Closing Date and shall be no less than the severance that would have been available to you under Section 4(g)(ii) of your Employment Agreement. In the event you experience a Qualifying Termination (as defined below), or in the event of a termination of employment due to your death or disability (as described in your Employment Agreement), in each case, prior to the one-year anniversary of the Closing Date, your Retention Payment will be paid in full on the first regular pay date immediately following the date on which the Release Requirements (as defined below) are satisfied, and will not be subject to the clawback described below. In consideration for the covenants set forth in this letter agreement, (a) you hereby acknowledge and agree that no severance benefits or payments will be due under Section 4 of your Employment Agreement in the event of any termination of your employment following the Closing Date and (b) you agree that in the event of a termination of employment for Cause (as defined in your Employment Agreement) or resignation other than due to a Constructive Discharge (as defined in your Employment Agreement, but subject to the section entitled “Waiver of Constructive Discharge” below) (i) between the payment date of the Retention Payment and the two-year anniversary of the Closing Date, you will promptly repay two-thirds of the Retention Payment or (ii) between the two-year and three-year anniversaries of the Closing Date, you will promptly repay one-third of the Retention Payment.

3.	Severance. In the event that, prior to the end of the Specified Period, (a) the Succession Plan does not occur in accordance with the Merger Agreement and you resign in accordance with the notice and timing procedures for Constructive Discharge in your Employment Agreement or (b) you experience a termination of your employment without Cause (as defined in your Employment Agreement) or by reason of Constructive Discharge (as defined in your Employment Agreement, but subject to the section entitled “Waiver of Constructive Discharge” below) (each such termination of employment in clauses (a) and (b), a “Qualifying Termination”), you will be entitled to receive (i) any annual bonus or long-term incentive award earned or accrued for a prior performance period that has not yet been paid, (ii) the greater of (A) an amount equal to the sum of (x) your then applicable base salary through the remainder of the Specified Period and (y) annual performance bonuses (based on your then most recent annual performance bonus) that would have been earned or accrued during the remainder of the Specified Period and (B) an amount equal to the sum of your then applicable annual base salary and then most recent annual performance bonus, (iii) payment for the value of the contributions that would have been made to you or for your benefit under all applicable retirement and other employee benefit plans had your employment continued through December 31 of the year in which your termination of employment occurs and (iv) continuing coverage under all existing life, health and disability programs for one year following your termination date. In the event you experience a termination of employment due to your death or disability (as described in your Employment Agreement), you will be entitled to receive the amounts specified in (i), (ii)(B), (iii) and (iv). All amounts under this section will be payable in equal bi-weekly installments commencing on the first regular pay date immediately following the date on which the Release Requirements are satisfied, for the greater of the remainder of the Specified Period or 12 months. In order to satisfy the “Release Requirements”, you must: (1) execute and deliver to the Corporation a separation agreement which includes a release of all claims in such form as requested by the Corporation within 22 days following your termination date (or any such longer period if required by applicable law and communicated to you) and do not revoke the release during the seven-day period following the execution date (or any such longer period if required by applicable law and communicated to you) and (2) remain in compliance with the restrictive covenants described in the section entitled “Non-Competition” below. Amounts under this letter agreement that are conditioned on the satisfaction of the Release Requirements will be paid or will commence, if at all, in accordance with the terms of this letter agreement but in no event later than 75 days following your termination date and only if such Release Requirements have been satisfied prior to such date. In the event that the 29-day period (or any such longer period if required by applicable law and communicated to you) described in the Release Requirements begins in one calendar year and ends in a second calendar year, any payment that is conditioned on the satisfaction of the Release Requirements shall commence in the second calendar year. For purposes of Code Section 409A, each payment made under this letter agreement will be treated as a separate payment.

4.	Outstanding Equity Awards. Your Corporation equity awards will continue to be outstanding equity awards of the Surviving Corporation and will vest in accordance with their respective terms; provided, however, that (a) performance criteria on all performance-based restricted stock units (the “PSUs”) outstanding as of the Closing Date shall be deemed satisfied at Closing based on actual performance as of immediately prior to the Closing Date in accordance with the Merger Agreement and (b) such PSUs will only be subject to service-based vesting (the “Service Vesting PSUs”). In the event you experience a Qualifying Termination prior to the end of the Specified Period, (a) your outstanding time-based restricted stock unit awards (and any other time-based equity awards, including the Service Vesting PSUs) will accelerate and vest in full and settle at the earliest time permitted without triggering a tax or penalty under Section 409A of the Internal Revenue Code and (b) the service condition with respect to your then-outstanding equity awards that are subject to performance-based vesting conditions will be waived and such performance-based equity awards will remain outstanding and eligible to vest based on achievement of the relevant performance metrics at the end of the applicable performance period. You hereby waive any right to “single-trigger” accelerated vesting of your unvested equity awards of the Corporation solely as a result of the transactions contemplated by the Merger Agreement or any further change in control. The vesting treatment on retirement, death and disability applicable to your currently outstanding Corporation equity awards will continue to apply, including following the end of the Specified Period.

5.	Waiver of Constructive Discharge. You hereby acknowledge and agree that your removal as Chief Executive Officer of Busey Bank at the Closing Date and your removal as Chief Executive Officer of the Surviving Corporation as of the earlier of (a) the 12-month anniversary of the closing of the Bank Merger and (b) the 18-month anniversary of the Effective Time, and the associated changes resulting from the Succession Plan will not give rise to Constructive Discharge under Section 4(c) of your Employment Agreement. In addition, you hereby agree to waive your right to terminate your employment within one year after a Change of Control (as defined in the Employment Agreement) pursuant to Section 4(d) of your Employment Agreement.

6.	Non-Competition. You will continue to be bound by the restrictive covenants set forth in your Employment Agreement and you hereby acknowledge and agree that until the later of (a) one year following your termination of employment and (b) the end of the Specified Period, you will not directly or indirectly compete with the business of the Corporation and its subsidiaries and affiliates, including by doing any of the following: engage or invest in, own, manage, operate, control, finance, participate in the ownership, management, operation or control of, be employed by, associate with or in any manner be connected with, serve as an employee, officer or director of or consultant to, lend your name or any similar name to, lend your credit to, or render services or advice to any person, firm, partnership, corporation, trust or other entity that owns or operates, or is, a bank, savings and loan association, credit union, wealth management or investment advisory firm, or similar financial institution (a “Financial Institution”) with any office located, or to be located at an address identified in a filing with any regulatory authority, within the Restrictive Area (as defined below). “Restrictive Area” means an area that encompasses a 50-mile radius from each banking and other office location of the Corporation and its subsidiaries and affiliates, as they may exist from time to time. The foregoing non-competition covenant shall not prohibit you from owning directly or indirectly capital stock or similar securities that are listed on a securities exchange or quoted on a national securities exchange that do not represent more than one percent (1%) of the outstanding capital stock of any Financial Institution. The Corporation may assign any of its rights under the non-competition covenant described herein to Busey Bank at any time. In addition, Busey Bank shall be a third-party beneficiary of this Section 6 entitled to enforce any rights thereunder.

7.	Code Section 280G. You hereby acknowledge and agree that, from and following the Closing Date, you will not be entitled to the excise tax gross-up set forth in Section 4(g)(iv) of your Employment Agreement. Notwithstanding anything to the contrary in Section 4(g)(iv) of your Employment Agreement, you hereby agree that in the event that, after the Closing Date, any payment under this letter agreement or your Employment Agreement, either separately or in conjunction with any other payments, (a) constitutes “parachute payments” within the meaning of Section 280G of the Code, and (b) but for this provision, would be subject to the excise tax imposed by Section 4999 of the Code, then such payments and benefits will be either (i) delivered in full, or (ii) delivered as to such lesser extent that would result in no portion of such payments and benefits being subject to excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income and employment taxes and the excise tax imposed by Section 4999 of the Code (and any equivalent state or local excise taxes), results in the receipt by you on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such payments and benefits may be taxable under Section 4999 of the Code. Any reduction in payments and/or benefits required by this provision will occur in the following order: (A) reduction of cash payments; (B) reduction of vesting acceleration of equity awards; and (C) reduction of other benefits paid or provided to you. In the event that acceleration of vesting of equity awards is to be reduced, such acceleration of vesting will be cancelled in the reverse order of the date of grant for equity awards. If two or more equity awards are granted on the same date, each award will be reduced on a pro-rata basis.

8.	Miscellaneous. Except as set forth above, the terms of your Employment Agreement will remain in full force and effect. Section headings herein are for reference purposes only and shall not affect the interpretation of the provisions hereof.

[Signature Pages Follow]

The parties have executed and entered into this letter agreement on the date first written above and it shall be effective and binding on the parties on and after such date.

Sincerely,

FIRST BUSEY CORPORATION

By:	/s/Jeffrey D. Jones
Name: Jeffrey D. Jones
Title: Executive Vice President, Chief Financial Officer

AGREED AND ACCEPTED:

/s/Van A. Dukeman
Van A. Dukeman

ACKNOWLEDGED AND AGREED WITH RESPECT TO
SECTION 6:

BUSEY BANK

By:	/s/Jeffrey D. Jones
Name: Jeffrey D. Jones
Title: Executive Vice President, Chief Financial Officer

[Signature Page to Letter Agreement]

Exhibit 99.1

[LETTERHEAD OF FIRST BUSEY CORPORATION]

August 26, 2024

Michael J. Maddox

At the address provided to the Corporation

Dear Michael:

Reference is made to the Agreement and Plan of Merger, dated as of August 26, 2024, between First Busey Corporation (the “Corporation”) and CrossFirst Bankshares, Inc. (“CrossFirst”) (as such agreement may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), your Employment Agreement, dated as of June 1, 2020, by and between you and CrossFirst (your “Employment Agreement”) and the CrossFirst Bankshares, Inc. Senior Executive Severance Plan effective as of May 3, 2022 (the “Severance Plan”). The effectiveness of the terms of this letter agreement shall be conditioned upon the Closing. Notwithstanding anything in this agreement to the contrary, in the event that the Merger Agreement terminates prior to Closing, this letter agreement shall be void ab initio. Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to them in the Merger Agreement, except as otherwise noted.

As you are aware, the Merger Agreement contemplates that, as of the Closing Date, you will serve as President and Executive Vice Chairman of the Board of Directors of the Surviving Corporation (the “Board”) reporting to the CEO of the Surviving Corporation and as Chief Executive Officer of Busey Bank reporting to the Executive Chairman of the Board of Directors of Busey Bank (the “Bank Board”). As of the earlier of (a) the 12-month anniversary of the closing of the Bank Merger and (b) the 18-month anniversary of the Effective Time, you will also serve as Chief Executive Officer of the Surviving Corporation and begin reporting to the Board and the Bank Board. The roles described in this paragraph are referred to as the “Succession Plan.”

This letter agreement confirms to you, and you agree, that your Employment Agreement shall be amended as follows:

1.	Compensation. Following the Closing Date and through later of (x) the three-year anniversary of the Closing Date and (y) the two-year anniversary of the Bank Merger (the “Specified Period”), your base salary, annual bonus and long-term incentive awards will be reviewed from time to time based on personal performance, company performance and market conditions and benchmarked against market compensation packages for chief executive officers at comparable financial institutions, and will be no less than those paid to the Executive Chairman of the Board.

2.	Retention Award. The Corporation has determined to terminate your right to any severance pursuant to Section 3.3 of the Employment Agreement and Sections 5(a)(i) and (ii) of the Severance Plan. Accordingly, the cash severance that would have been payable to you in connection with a qualifying termination under Section 5 of the Severance Plan will be converted into a cash retention award (the “Retention Payment”). The final amount of the Retention Payment will be determined at or around the Closing Date and shall be no less than the severance that would have been available to you under Section 3.3 of your Employment Agreement and Sections 5(a)(i) and (ii) of the Severance Plan. The Retention Payment will vest and be paid in equal annual installments on each of the following three anniversaries of the Closing, subject to your continued employment through each such dates. In the event you experience a Qualifying Termination (as defined below), or in the event of a termination of employment due to your death or Disability (as defined in the Severance Plan), in each case, prior to the end of the Specified Period, any unvested portion of your Retention Payment will vest and be paid in a lump sum on the first regular pay date immediately following the date on which the release requirements (“Release Requirements”) of Section 9(a) of the Severance Plan in the event of a Qualifying Termination, or Section 3.4(c) of the Employment Agreement in the event of death or Disability, are satisfied. You hereby acknowledge and agree that no severance benefits or payments will be due to you under Section 3.3 of the Employment Agreement or Section 5 of the Severance Plan in the event of any termination of your employment following the Closing Date.

3.	Severance. In the event that, prior to the end of the Specified Period, (a) the Succession Plan does not occur in accordance with the Merger Agreement, and you resign in accordance with the notice and timing procedures for Constructive Termination in the Severance Plan or (b) you experience a termination of your employment without Cause (as defined in the Severance Plan) or as a result of a Constructive Termination (as defined in the Severance Plan, but subject to the section entitled “Waiver of Constructive Termination” below) (each such termination of employment in clauses (a) and (b), a “Qualifying Termination”), you will be entitled to receive (i) any annual bonus or long-term incentive award earned or accrued for a prior performance period that has not yet been paid, (ii) the greater of (A) an amount equal to the sum of (x) your then applicable base salary through the remainder of the Specified Period; and (y) annual bonuses (based on your target bonus for the year in which the Qualifying Termination occurs) that would have been earned or accrued during the remainder of the Specified Period and (B) an amount equal to two times the sum of your then applicable annual base salary and target annual bonus for the year in which the Qualifying Termination occurs, (iii) the employer portion of the COBRA continuation premium to cover you and your dependents enrolled under the Corporation’s health, vision and dental plans in effect as of the termination date for 12 months and (iv) reimbursement of up to $25,000 of reasonable and well-documented expenses directly relating to outplacement counselling services obtained by you during the 18-month period following your termination date. The amounts in clauses (ii) and (iii) will be payable ratably over six months, in accordance with the Corporation’s normal payroll practices, commencing with the payroll period immediately following the date on which the Release Requirements of Section 9(a) of the Severance Plan are satisfied. The reimbursements in clause (iv) shall be made as soon as practicable after submission of appropriate expense reports with the Corporation, but in no event later than the end of the taxable year following the year in which such expense was incurred. In the event you experience a termination of employment due to your death or Disability (as defined in the Severance Plan), you will be entitled to receive a lump sum cash payment on the 60th day following your termination date, subject to compliance with the Release Requirements in Section 3.4(c) of the Employment Agreement, equal to the sum of (1) the Accrued Obligations (as defined in the Employment Agreement) and (2) 12 times the employer portion of the monthly COBRA continuation premium to cover you and your dependents enrolled under the Corporation’s health, vision and dental plans in effect as of the termination date. You hereby acknowledge and agree that no severance benefits or payments will be due to you under Section 3 of the Employment Agreement or Section 4 of the Severance Plan in the event of any termination of your employment following the Closing Date. Amounts under this letter agreement that are conditioned on the satisfaction of the Release Requirements will be paid or will commence, if at all, in accordance with the terms of this letter agreement but in no event later than 75 days following your termination date and only if such Release Requirements have been satisfied prior to such date. In the event that the period for satisfying the Release Requirements of the Severance Plan or under the Employment Agreement begins in one calendar year and ends in a second calendar year, any payment that is conditioned on the satisfaction of such requirement shall commence in the second calendar year.

4.	Outstanding Equity Awards. Your CrossFirst equity awards will be assumed and converted into equity awards of the Surviving Corporation and will vest in accordance with their respective terms; provided, however, that (a) performance criteria on all CrossFirst performance-based restricted stock units (the “CrossFirst PSUs”) outstanding as of the Closing Date shall be deemed satisfied at Closing based on (i) if Closing occurs in the first half of the relevant performance period, target performance as of immediately prior to the Closing Date or (ii) if Closing occurs in the second half of the relevant performance period, actual performance as of immediately prior to the Closing Date in accordance with the Merger Agreement, and (b) such CrossFirst PSUs will only be subject to service-based vesting (the “Service Vesting PSUs”). In the event you experience a Qualifying Termination prior to the end of the Specified Period, your outstanding equity awards will accelerate and vest in full (with any performance-based vesting conditions deemed satisfied based on target performance) and settle at the earliest time permitted without triggering a tax or penalty under Section 409A of the Internal Revenue Code.

5.	Waiver of Constructive Termination. You hereby acknowledge and agree that your removal as Chief Executive Officer of CrossFirst and CrossFirst Bank and your appointment as President and Executive Vice Chairman of the Board reporting to the CEO of the Surviving Corporation and as Chief Executive Officer of Busey Bank, reporting to the Executive Chairman of the Bank Board at the Closing Date, and the associated changes resulting from the Succession Plan will not give rise to a Constructive Termination (as defined in the Severance Plan).

6.	Non-Competition. You will continue to be bound by the restrictive covenants set forth in your Employment Agreement. You hereby acknowledge and agree that, until the later of (a) one year following your termination of employment and (b) the end of the Specified Period, you will not directly or indirectly compete with the business of the Corporation and its subsidiaries and affiliates, including by doing any of the following: engage or invest in, own, manage, operate, control, finance, participate in the ownership, management, operation or control of, be employed by, associate with or in any manner be connected with, serve as an employee, officer or director of or consultant to, lend your name or any similar name to, lend your credit to, or render services or advice to any person, firm, partnership, corporation, trust or other entity that owns or operates, or is, a bank, savings and loan association, credit union, wealth management or investment advisory firm, or similar financial institution (a “Financial Institution”) with any office located, or to be located at an address identified in a public filing with any regulatory authority, within the Restrictive Area (as defined below). “Restrictive Area” means an area that encompasses a 50-mile radius from each banking and other office location of the Corporation and its subsidiaries and affiliates, as they may exist from time to time. The foregoing non-competition covenant shall not prohibit you from (i) owning directly or indirectly capital stock or similar securities that are listed on a securities exchange or quoted on a national securities exchange that do not represent more than one percent (1%) of the outstanding capital stock of any Financial Institution or (ii) if your termination of employment is due to a Qualifying Termination, being employed by, or associated with, a firm, partnership, corporation, trust or other entity acting as a private equity fund that invests in Financial Institutions provided that you do not invest in, own, manage, operate, control, finance, participate in the management, operation or control of, be employed by, serve as an employee, officer or director of or consultant to, lend your name or any similar name to, lend your credit to, or render services or advice to (other than any investment, ownership or financing through your investment or economic participation in a private equity fund)any specific Financial Institution with any office located, or to be located at an address identified in a public filing with any regulatory authority, within the Restricted Area. The Corporation may assign any of its rights under the non-competition covenant described herein to Busey Bank at any time. In addition, Busey Bank shall be a third-party beneficiary of this Section 6 entitled to enforce any rights thereunder.

7.	Miscellaneous. Except as set forth above, the terms of your Employment Agreement will remain in full force and effect. Section headings herein are for reference purposes only and shall not affect the interpretation of the provisions hereof.

[Signature Pages Follow]

The parties have executed and entered into this letter agreement on the date first written above and it shall be effective and binding on the parties on and after such date.

Sincerely,

FIRST BUSEY CORPORATION

By:	/s/Van A. Dukeman
Name: Van A. Dukeman
Title: Chairman and Chief Executive Officer

AGREED AND ACCEPTED:

/s/Michael J. Maddox
Michael J. Maddox

ACKNOWLEDGED AND AGREED WITH
RESPECT TO SECTION 6:

BUSEY BANK

By:	/s/Van A. Dukeman
Name:Van A. Dukeman
Title: Chairman and Chief Executive Officer

[Signature Page to Letter Agreement]

Exhibit 99.2

FOR IMMEDIATE RELEASE

August 27, 2024

First Busey Corporation and CrossFirst Bankshares, Inc.

Announce Transformative Partnership

Creates Compelling and Diversified Commercial Banking Franchise with $20 Billion in Assets, Extending Busey’s Market Presence to Arizona, Colorado, Kansas, New Mexico, Oklahoma and Texas

CHAMPAIGN, IL and LEAWOOD, KS—First Busey Corporation (“Busey”) (Nasdaq: BUSE), the holding company for Busey Bank, and CrossFirst Bankshares, Inc. (“CrossFirst”) (Nasdaq: CFB), the holding company for CrossFirst Bank, jointly announced today the signing of a definitive agreement and plan of merger, pursuant to which CrossFirst will merge with and into Busey (the “Merger”) in an all-common stock transaction valued at approximately $916.8 million, based on Busey’s closing stock price of $27.39 as of August 26, 2024. The combined company, which will operate under the Busey brand, will have approximately $20 billion in total assets, approximately $17 billion in total deposits and approximately $13 billion in wealth management assets under care.

“The partnership between our high-quality franchises is a great fit from a strategic, financial and cultural perspective, and we look forward to capitalizing on the many opportunities we see as a combined company in 2025 and beyond,” said Busey Chairman and CEO Van Dukeman. “CrossFirst is a natural fit alongside Busey’s established commercial and wealth management offerings and our payment technology solutions business, FirsTech, Inc. By leveraging CrossFirst’s established presence in attractive markets with compelling growth potential, this partnership is expected to serve as a catalyst for additional commercial banking growth as well as expanded opportunities to grow our existing wealth management and payments businesses. We are excited for our associates, customers and shareholders to experience our next chapter as Busey and CrossFirst combine to form a premier commercial bank that maintains the community bank values our customers and communities expect and deserve.”

Mike Maddox, CrossFirst CEO, President and Director, stated, “Founded on the ideals of extraordinary, personal service provided by outstanding, local bankers, our dedicated associates at CrossFirst have built strong, trusting relationships with our clients and the markets we serve. We believe Busey is the right partner to continue CrossFirst’s customer- and community-focus. Because of our like-minded cultures, our complementary business models and manner in which we operate, we are confident this partnership will create significant benefits for our teams, customers, communities and shareholders.”

Strategic Benefits of the Partnership

The partnership will extend Busey’s regional operating model in the high-growth metro markets of Kansas City, Wichita, Dallas/Fort Worth, Denver and Phoenix while bolstering its commercial banking relationships and offering additional opportunities to grow its wealth management business and FirsTech, Inc., Busey’s payment technology solutions subsidiary. The combined company will further strengthen its deep commitment to and extensive skill set in commercial banking.

The combination is expected to create a premier full-service commercial bank serving clients from 77 full-service locations across 10 states with combined total assets of approximately $20 billion, $17 billion in total deposits, $15 billion in total loans and $13 billion in wealth assets under care. With a diversified client, loan and deposit base, this scale provides opportunities to augment business models through new customer and product channels.

Through compatible banking philosophies and cultures, complementary business models, combined capital strength and increased economies of scale, the combination is expected to significantly enhance key performance metrics with meaningful improvements in net interest margin and efficiency, driving increased profitability and returns to our shareholders. Pro forma calculations estimate Busey earnings per share accretion of approximately 20% in 2026, the first full year of combined operations, excluding one-time merger-related charges and assuming fully phased-in cost savings. Tangible book value per share dilution is projected to be modest at -0.6% with a forecasted earnback period of approximately six months. Capital ratios are expected to be significantly above “well-capitalized” thresholds with 9.6% leverage, 11.0% CET1 and 14.1% total risk-based capital. The transaction is expected to result in an internal rate of return of over 19%. With a combined loan-to-deposit ratio of 86%, C&D concentration of 60% and CRE concentration of 250%, the pro forma company will be well-positioned for future growth.

Both Busey and CrossFirst have extensive experience in successfully integrating with merger partners and are acutely focused on ensuring a smooth transition. Between the two management teams, Busey and CrossFirst have successfully navigated 11 mergers and integrations since 2013.

Transaction Details

The merger has been unanimously approved by each company’s board of directors.

In the merger, CrossFirst shareholders will receive 0.6675 shares of Busey common stock for each share held of CrossFirst common stock. CrossFirst’s common shareholders, which currently do not receive a dividend, will be eligible to receive Busey’s ongoing dividends as declared following the closing of the merger.

Upon completion of the transaction, Busey’s shareholders will own approximately 63.5% of the combined company and CrossFirst’s shareholders will own approximately 36.5% of the combined company, on a fully-diluted basis, which will continue to trade on the Nasdaq under the “BUSE” stock ticker symbol.

Completion of the merger is subject to customary closing conditions, including the approval of both Busey and CrossFirst shareholders and the regulatory approvals for the holding company merger and the bank merger. With approvals, the parties expect to close the holding company merger in the first or second quarter of 2025.

Name and Headquarters

The combined holding company will continue to operate under the First Busey Corporation name and the combined bank will operate under the Busey Bank name. It is anticipated that CrossFirst Bank will merge with and into Busey Bank in mid-2025. At the time of the bank merger, CrossFirst Bank locations will become service centers of Busey Bank.

Busey Bank’s headquarters will remain in Champaign, Illinois—near where Busey was founded more than 155 years ago. The majority of Busey’s stable deposit base and wealth management assets under care are within its legacy footprint.

The headquarters of the holding company will move to Leawood, Kansas—at the site of the current CrossFirst headquarters in the Kansas City area, which will be central to the combined company’s new footprint, providing benefits for ease of travel, accessibility and visibility.

Governance, Leadership and Culture

The Board of Directors of the combined company will be comprised of thirteen (13) members, eight (8) from Busey or Busey Bank and five (5) from CrossFirst, with Van Dukeman serving as Executive Chairman and CEO, Mike Maddox as President and Executive Vice Chairman, and Rod Brenneman— current independent Chairman of the Board of CrossFirst—as Lead Independent Director.

Management of the combined company will be a combination of both Busey and CrossFirst executives. Van Dukeman will continue to serve as Executive Chairman and CEO of Busey and Executive Chairman of Busey Bank. Mike Maddox will become President and Executive Vice Chairman of Busey and CEO of Busey Bank. Mr. Maddox will succeed Mr. Dukeman as CEO of Busey on the earlier of the one-year anniversary of the bank merger or the 18-month anniversary of the holding company merger, with Dukeman remaining the Executive Chairman of both Busey and Busey Bank.

The remainder of the management team of the combined company will be led by a well-respected group of individuals with significant financial services and M&A integration experience. This group will provide continuity of leadership both during and beyond integration. Current Busey executives—Chief Financial Officer Jeff Jones, Chief Operating Officer Amy Randolph, Chief Risk Officer Monica Bowe and General Counsel John Powers—will remain in their current roles with the combined company. Randy Rapp, current President of CrossFirst Bank, will assume the role of President of Busey Bank while Chip Jorstad, Busey’s current President of Credit and Bank Administration, and Amy Fauss, CrossFirst’s current Chief Operating Officer, will assume the roles of Chief Credit Officer and Chief Information and Technology Officer, respectively.

Both companies support and value an engaged and empowered workforce and are committed to building an extraordinary, service-oriented banking experience. Busey has been named among American Banker’s Best Banks to Work For since 2016; listed among 2023 and 2024’s America’s Best Banks by Forbes; and recognized in all states where it operates as a Best Place to Work, in addition to earning various wellness, training and development, philanthropic and other workplace awards. Similarly, CrossFirst continues to be honored with prestigious workplace awards including being recognized as a back-to-back winner of the Don Clifton Strengths-Based Culture award from Gallup® in 2023 and 2024 and a Best Place to Work by the Kansas City Business Journal for the past two years.

Advisors

Raymond James & Associates, Inc. served as financial advisor and provided a fairness opinion to the Board of Directors of Busey, and Sullivan & Cromwell LLP served as legal counsel to Busey. Keefe, Bruyette & Woods, Inc. A Stifel Company, served as financial advisor and provided a fairness opinion to the Board of Directors of CrossFirst, and Squire Patton Boggs (US) LLP served as legal counsel to CrossFirst.

Investor Presentation

For additional information on Busey’s planned acquisition of CrossFirst, please refer to the Investor Presentation filed with the Current Report on Form 8-K filed on August 27, 2024.

Information to Access Joint Conference Call About the Merger

A special webcast will be held today, Tuesday, August 27, at 9:30 am Central Time with Busey and CrossFirst discussing our partnership. This call may also include discussion of company developments, forward-looking statements and other material information about business and financial matters.

To listen, the full webcast with audio, slides and available resources will be available at https://edge.media-server.com/mmc/p/74nwf87p. If you need to join by phone, please register to receive the dial in numbers and unique pin at https://register.vevent.com/register/BI83613fe5b66647e3b5d664c90884bfb9.

If you are unable to attend, the webcast will be archived on busey.com/IR and investors.crossfirstbankshares.com after the call.

About First Busey Corporation

As of June 30, 2024, First Busey Corporation (Nasdaq: BUSE) was an $11.97 billion financial holding company headquartered in Champaign, Illinois.

Busey Bank, a wholly-owned bank subsidiary of First Busey Corporation, had total assets of $11.94 billion as of June 30, 2024, and is headquartered in Champaign, Illinois. Busey Bank currently has 62 banking centers, with 24 in Central Illinois markets, 14 in suburban Chicago markets, 20 in the St. Louis Metropolitan Statistical Area, three in Southwest Florida, and one in Indianapolis. More information about Busey Bank can be found at busey.com.

Through Busey’s Wealth Management division, the company provides a full range of asset management, investment, brokerage, fiduciary, philanthropic advisory, tax preparation, and farm management services to individuals, businesses, and foundations. Assets under care totaled $13.02 billion as of June 30, 2024. More information about Busey’s Wealth Management services can be found at busey.com/wealthmanagement.

Busey Bank’s wholly-owned subsidiary, FirsTech, Inc., specializes in the evolving financial technology needs of small and medium-sized businesses, highly regulated enterprise industries, and financial institutions. FirsTech provides comprehensive and innovative payment technology solutions, including online, mobile, and voice-recognition bill payments; money and data movement; merchant services; direct debit services; lockbox remittance processing for payments made by mail; and walk-in payments at retail agents. Additionally, FirsTech simplifies client workflows through integrations enabling support with billing, reconciliation, bill reminders, and treasury services. More information about FirsTech can be found at firstechpayments.com.

For the first time, Busey was named among the World’s Best Banks for 2024 by Forbes, earning a spot on the list among 68 U.S. banks and 403 banks worldwide. Additionally, Busey Bank was honored to be named among America’s Best Banks by Forbes magazine for the third consecutive year. Ranked 40th overall in 2024, Busey was the second-ranked bank headquartered in Illinois of the six that made this year’s list and the highest-ranked of those with more than $10 billion in assets. Busey is humbled to be named among the 2023 Best Banks to Work For by American Banker, the 2023 Best Places to Work in Money Management by Pensions and Investments, the 2024 Best Places to Work in Illinois by Daily Herald Business Ledger, and the 2024 Best Companies to Work For in Florida by Florida Trend magazine. We are honored to be consistently recognized globally, nationally and locally for our engaged culture of integrity and commitment to community development.

For more information, visit busey.com.

About CrossFirst Bankshares, Inc.

CrossFirst Bankshares, Inc. (Nasdaq: CFB) is a Kansas corporation and a registered bank holding company for its wholly owned subsidiary, CrossFirst Bank. CrossFirst Bank is a full-service financial institution that offers products and services to businesses, professionals, individuals, and families. CrossFirst Bank, headquartered in Leawood, Kansas, has locations in Kansas, Missouri, Oklahoma, Texas, Arizona, Colorado, and New Mexico.

CrossFirst Bank was organized by a group of financial executives and prominent business leaders with a shared vision to couple highly experienced people with technology to offer unprecedented levels of personal service to clients. CrossFirst Bank strives to be the most trusted bank serving its markets, which we believe has driven value for our stockholders. We are committed to a culture of serving our clients and communities in extraordinary ways by providing personalized, relationship-based banking. We believe that success is achieved through establishing and growing the trust of our clients, employees, stakeholders, and communities. For more information, visit investors.crossfirstbankshares.com.

First Busey Corporation Contacts

For Financials:	For Media:
Jeffrey D. Jones, EVP & CFO	Amy L. Randolph, EVP & COO
First Busey Corporation	First Busey Corporation
(217) 365-4130	(217) 365-4049
jeff.jones@busey.com	amy.randolph@busey.com

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to Busey's and CrossFirst's beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as "believe," "expect," "anticipate," "plan," "intend," "outlook," "estimate," "forecast," "project," "should," "may," "will," “position,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; Busey and CrossFirst do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Busey and CrossFirst. Such statements are based upon the current beliefs and expectations of the management of Busey and CrossFirst and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Busey or CrossFirst; the possibility that the proposed transaction will not close when expected or at all because required regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of Busey and CrossFirst to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Busey and CrossFirst do business; certain restrictions during the pendency of the proposed transaction that may impact the parties' ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management's attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate CrossFirst's operations and those of Busey; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; Busey's and CrossFirst's success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Busey's issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of Busey and CrossFirst to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; changes in interest rates and prepayment rates of Busey's or CrossFirst's assets fluctuations in the value of securities held in Busey's or CrossFirst's securities portfolio; concentrations within Busey's or CrossFirst's loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure; the level of non-performing assets on Busey's or CrossFirst's balance sheets; the strength of the local, state, national, and international economy; risks related to the potential impact of general economic, political and market factors or of exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, droughts on the companies or the proposed transaction; the economic impact of any future terrorist threats or attacks, widespread disease or pandemics or other adverse external events that could cause economic deterioration or instability in credit markets; changes in state and federal laws, regulations, and governmental policies concerning Busey's or CrossFirst's general business; changes in accounting policies and practices; increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers; breaches or failures of information security controls or cybersecurity-related incidents; changes in technology and the ability to develop and maintain secure and reliable electronic systems; the loss of key executives or associates; changes in consumer spending; unexpected outcomes of existing or new litigation, investigations, or inquiries involving Busey (including with respect to Busey's Illinois franchise taxes) or CrossFirst; other factors that may affect future results of Busey and CrossFirst and the other factors discussed in the "Risk Factors" section of each of Busey's and CrossFirst's Annual Report on Form 10-K for the year ended December 31, 2023, in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of each of Busey's and CrossFirst's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and other reports Busey and CrossFirst file with the U.S. Securities and Exchange Commission (the "SEC").

Additional Information and Where to Find It

In connection with the proposed transaction, Busey will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of Busey and CrossFirst, which also constitutes a prospectus of Busey, that will be sent to stockholders of Busey and CrossFirst seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF BUSEY AND CROSSFIRST AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BUSEY, CROSSFIRST AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Busey and CrossFirst, without charge, at the SEC's website (http://www.sec.gov). Copies of documents filed with the SEC by Busey will be made available free of charge in the "SEC Filings" section of Busey's website, https://ir.busey.com. Copies of documents filed with the SEC by CrossFirst will be made available free of charge in the "Investor Relations" section of CrossFirst's website, https://investors.crossfirstbankshares.com.

Participants in Solicitation

Busey, CrossFirst, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Busey's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 12, 2024, and certain other documents filed by Busey with the SEC. Information regarding CrossFirst's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 26, 2024, and certain other documents filed by CrossFirst with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

###

Exhibit 99.3

FIRST BUSEY CORPORATION + CROSSFIRST BANKSHARES, INC.™

NASDAQ: **BUSE** NASDAQ: **CFB**

INVESTOR **PRESENTATION**

Transformative Partnership with CrossFirst Bankshares, Inc.

August 27, 2024

CREATING A **PREMIER** AND **DIFFERENTIATED** COMMERCIAL BANKING FRANCHISE

Members FDIC

INVESTOR PRESENTATION N A S D A Q : B U S E N A S D A Q: CF B August 27, 2024 CREATING A PREMIER AND DIFFERENTIATED COMMERCIAL BANKING FRANCHISE Transformative Partnership with CrossFirst Bankshares, Inc. M e m b e r s F D I C

Merger Investor Presentation | First Busey Corporation | Ticker: BUSE 2

Combined Company Profile

Busey FIRST BUSEY CORPORATION + CROSSFIRST BANKSHARES, INC.™

CREATING A **PREMIER** AND **DIFFERENTIATED** COMMERCIAL BANKING FRANCHISE

A COMBINED
77 SERVICE CENTERS
ACROSS
10 STATES
COLORADO
KANSAS
MISSOURI
ILLINOIS
INDIANA
ARIZONA
PHOENIX
TUSCON
NEW MEXICO
OKLAHOMA
TEXAS
FLORIDA
NEARLY
2,000
ASSOCIATES
BUSEY BANK LOCATIONS
CROSSFIRST BANK LOCATIONS

Projected Balance Sheet Highlights at Close

~$20 Billion
Total Assets

~$17 Billion
Total Deposits

~$15 Billion
Total Loans

~$13 Billion
Wealth Assets Under Care

~$1.6 Billion
Tangible Common Equity

11.0%
CET1 Ratio

14.1%
Total Capital Ratio

2 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 2 Combined Company Profile Projected Balance Sheet Highlights at Close ~$20 Billion Total Assets ~$17 Billion Total Deposits ~$15 Billion Total Loans 14.1% Total Capital Ratio ~$13 Billion Wealth Assets Under Care ~$1.6 Billion Tangible Common Equity CREATING A PREMIER AND DIFFERENTIATED COMMERCIAL BANKING FRANCHISE 11.0% CET1 Ratio BUSEY BANK LOCATIONS CROSSFIRST BANK LOCATIONS

3 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 3 Transaction Rationale • Combines Busey’s low-cost funding base and high-quality commercial portfolio with CrossFirst’s attractive markets and commercial loan engine • With $20B+ in assets, the combined organization is expected to benefit from significant economies of scale and an enhanced growth profile entering the markets of Kansas City, Dallas, Denver, Phoenix, Oklahoma City, and Wichita • Expands Busey’s Regional Operating Model – an enterprise-wide sales structure organized by region to deliver excellent client service in each community via local leadership & autonomy – in attractive new markets • CrossFirst’s client base is particularly well-suited for Busey’s wealth management and payment technology solutions offerings • Complementary geographic footprints, business models, and organizational cultures position the combined organization to uniquely consolidate our strengths for the benefit of our clients Increase scale, expand into new growth markets Maintain fortress balance sheet and remain positioned for further growth • Expect minimal dilution to tangible book value of -0.6% with an earnback period of ~6 months • Pro Forma Capital ratios at closing expected to be significantly above “well-capitalized” thresholds: 9.6% leverage, 11.0% CET1, 14.1% Total Risk-Based Capital • Bank-level capital ratios also expected to be robust: 10.5% leverage, 13.5% Total RBC • Combined asset quality metrics remain strong • With a combined loan-to-deposit ratio of 86%, C&D concentration of 60%, and CRE concentration ratio of 250% at closing, the combined company will be well positioned for future growth Preserve leadership continuity to navigate transformational partnership and beyond • Van Dukeman to continue as Executive Chairman and CEO of First Busey and Executive Chairman of Busey Bank • Mike Maddox to assume role of Executive Vice Chairman & President of First Busey and CEO of Busey Bank at closing and will succeed Van Dukeman as CEO of First Busey on the earlier of the 1-year anniversary of the bank merger or 18-month anniversary of the holding company merger • Combined pro forma management team combines strengths of both companies and provides continuity of leadership during and beyond integration Enhance performance by leveraging combined strengths • Anticipated earnings accretion of 20%+ in 2026 excluding one-time merger charges and 16%+ in 2026 when further excluding rate marks • Strong improvements in ROAA, ROATCE, Net Interest Margin, and Efficiency Ratio • The disciplined expense management cultures of both companies will be augmented by cost savings associated with the combination; currently estimated at ~16% of CrossFirst’s 2025 noninterest expense base • Larger company expected to drive increased trading liquidity for shareholders and bolsters dividend capacity with enhanced earnings; CrossFirst shareholders to experience significant dividend pickup

Merger Investor Presentation
First Busey Corporation | Ticker: BUSE 4

Pro Forma Loan & Deposit Distribution

Busey	CROSSFIRST BANKSHARES, INC.™	PRO FORMA *Based on 6/30/24 financials*

Loans

Deposits

NIB DDA, 29%
IB DDA, 24%
Savings & MMDA, 32%
CDs < $250K, 12%
CDs > $250K, 3%
$10.0B
Cost: 1.75%
L/D: 80%
Core: 96%

Busey + CROSSFIRST BANKSHARES, INC.

4 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 4 Pro Forma Loan & Deposit Distribution Note: All data most recent quarter, as of June 30, 2024 Loans Deposits 1-4 Family, 9% OO CRE, 9% NOO CRE, 28% C&D, 15% HELOC, <1% C&I, 39% Consumer & Other, <1% 1-4 Family, 15% OO CRE, 11% NOO CRE, 30% C&D, 9% HELOC, 2% C&I, 30% Consumer & Other, 3% NIB DDA, 29% IB DDA, 24% Savings & MMDA, 32% CDs < $250K, CDs > 12% $250K, 3% NIB DDA, 15% IB DDA, 11% Savings & MMDA, 45% CDs < $250K, 22% CDs > $250K, 7% NIB DDA, 23% IB DDA, 19% Savings & MMDA, 37% CDs < $250K, 16% CDs > $250K, 5% 1-4 Family, 19% OO CRE, 12% NOO CRE, 31% C&D, 5% HELOC, 3% C&I, 24% Consumer & Other, 6% $8.0B Yield: 5.51% CRE: 197% $6.3B Yield: 7.26% CRE: 324% $14.3B Yield: 6.28% CRE: 258% $10.0B Cost: 1.75% L/D: 80% Core: 96% $6.7B Cost: 3.92% L/D: 94% Core: 77% $16.7B Cost: 2.63% L/D: 86% Core: 88% PRO FORMA Based on 6/30/24 financials Improved loan production & yields across a well-diversified combined portfolio Funding profile remains strong with significant low-cost core deposits

Merger Investor Presentation | First Busey Corporation | Ticker: BUSE 5

Combined Management Team

CROSSFIRST BANKSHARES, INC.™

Jeff Jones
Chief Financial Officer

Amy Randolph
Chief Operating Officer

Amy Fauss
Chief Information & Technology Officer

Randy Rapp
President, Busey Bank

Monica Bowe
Chief Risk Officer

John Powers
General Counsel

Chip Jorstad
Chief Credit Officer

Jeff Burgess
President, Busey Wealth Management

Busey + CROSSFIRST BANKSHARES, INC.

5 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 5 Combined Management Team Van Dukeman Executive Chairman & CEO, First Busey Chairman, Busey Bank Mike Maddox President & Executive Vice Chairman, First Busey CEO, Busey Bank Amy Fauss Chief Information & Technology Officer Jeff Jones Chief Financial Officer Randy Rapp President, Busey Bank Jeff Burgess President, Busey Wealth Management John Powers General Counsel Amy Randolph Chief Operating Officer Chip Jorstad Chief Credit Officer Monica Bowe Chief Risk Officer

Merger Investor Presentation | First Busey Corporation | Ticker: BUSE 6

Complementary Strengths

BUSE Cost of Deposits
Effective Fed Funds Rate (Qtr Avg)
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%

CrossFirst Loan Growth since 2019

Busey Wealth Management (As of 6/30/24)	**$13 Billion** *Assets Under Care*	**$60 Million** *LTM Revenue*	**42.9%** *PT Margin LTM*
firstech (As of 6/30/24)	**$12 Billion** *Payments Processed LTM*	**42 Million** *Transactions Processed LTM*	**$23.7 Million** *Revenue LTM [2]*

Busey + CrossFirst Bankshares, Inc.

6 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 6 $3.9B $4.4B $4.3B $5.4B $6.1B $6.3B 2019 2020 2021 2022 2023 MRQ Complementary Strengths Busey Historical Cost of Deposits, 2015 - 2Q24 1 CrossFirst Loan Growth since 2019 BUSEY’S LOW-COST DEPOSIT BASE CROSSFIRST’S STRONG COMMERCIAL LOAN ENGINE IN ATTRACTIVE GROWTH MARKETS DEPLOYING BUSEY’S WEALTH MANAGEMENT & PAYMENT TECH CAPABILITIES TO CROSSFIRST’S CLIENTS AND THE COMPANIES THEY OWN & OPERATE $13 Billion Assets Under Care LTM Revenue $60 Million PT Margin LTM 42.9% As of 6/30/24 $12 Billion Payments Processed LTM Transactions Processed LTM 42 Million Revenue LTM 2 $23.7 Million As of 6/30/24 1 Quarterly effective fed funds per FRED, Federal Reserve Bank of St. Louis. Average during quarter, not seasonally adjusted 2 Revenue equates to all revenue sources tied to FirsTech and excludes intracompany eliminations

Merger Investor Presentation
First Busey Corporation | Ticker: BUSE 7

Combined Markets Ripe for Commercial & Wealth Growth

PRESENCE IN FIVE OF THE TOP 25 MSAs IN THE U.S.

MSAs with ~4%+ Proj. Pop. Growth 2024-2029 *(U.S. Avg 2.4%)*	Largest Combined Markets by 2024 Population *(millions)*	BUSE Market / CFB Market	Projected Household Income Growth *(2024-2029)*	Number of Households Earnings $550K+/Year *(thousands)*	Deposit Market Share	Market GDP[1] *($ billions)*
	Chicago, IL	BUSE Market: 9.4	8.4%	134.1	0.5%	833
✔	Dallas-Fort Worth, TX	CFB Market: 8.1	8.2%	93.3	0.2%	689
✔	Phoenix, AZ	CFB Market: 5.1	11.5%	49.6	0.1%	362
✔	Denver, CO	CFB Market: 3.0	10.4%	49.8	0.2%	289
	St. Louis, MO	BUSE Market: 2.8	8.5%	25.6	2.3%	210
	Kansas City, MO	CFB Market: 2.2	8.9%	18.5	3.3%	170
✔	Indianapolis, IN	BUSE Market: 2.2	12.5%	20.0	0.1%	184
✔	Oklahoma City, OK	CFB Market: 1.5	7.0%	8.9	0.7%	95
	Tuscon, AZ	CFB Market: 1.1	9.5%	7.2	0.8%	56
✔	Tulsa, OK	CFB Market: 1.0	5.7%	5.8	1.7%	62
✔	Sarasota, FL	BUSE Market: 0.9	10.6%	10.3	0.3%	49
✔	Fort Myers, FL	BUSE Market: 0.8	7.8%	7.7	1.5%	45
✔	Colorado Springs, CO	CFB Market: 0.8	11.5%	6.4	1.6%	48
	Wichita, KS	CFB Market: 0.7	5.6%	2.0	4.3%	44

OVER 400 THOUSAND **PROSPEROUS HOUSEHOLDS** TO SERVE WITH **BUSEY'S COMPREHENSIVE & INNOVATIVE** FINANCIAL SOLUTIONS

OPPORTUNITY FOR GROWTH TO COMPLEMENT OUR **TOP FOUR** DEPOSIT MARKET SHARE RANK IN EACH OF OUR **CENTRAL ILLINOIS MSAs**

DYNAMIC MARKETS FOR **BUSINESS** GROWTH (MARKET GDP **EXCEEDS $3T**)

Busey + CROSSFIRST BANKSHARES, INC.

7 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 7 Combined Markets Ripe for Commercial & Wealth Growth 1 Market GDP as of 2022 | Note: Does not include markets with populations under 500,000 | Source: S&P Capital IQ Pro; Census.gov; BEA.gov

8 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 8 Due Diligence Focus Areas Due Diligence Process Loan Review • A leading independent credit review team was engaged to review the loan portfolio of both parties • Independent review of ~80% of the loan portfolio of CrossFirst, including 86% of all watch, criticized & classified credits, 87% of all construction & land development loans, and 76% of all other CRE • Independent review augmented by detailed review by Busey’s highly experienced credit team • Internal credit scope included 95% of watch, criticized & classified credits and a targeted review of newly originated loans • Thorough examination of underwriting standards • Focus on comprehensive assessment of the alignment of credit cultures in the combined organization • Comprehensive due diligence performed over multiple months by 60+ members across the respective management teams of Busey and CrossFirst • Process methodically designed to identify key opportunities and risks that drive the planning process for a successful integration • Busey team is highly experienced in diligence processes and has track record of successful integrations • Since 2015, Busey has completed 7 whole bank mergers (aggregating $7B+ in total assets) and 1 wealth management firm acquisition, along with active involvement in other due diligence reviews • Most recently completed acquisition of Merchants & Manufacturers Bank Corporation in 2Q24 • CrossFirst team is also experienced in M&A, completing 2 whole bank acquisitions in the past 3 years Due Diligence Overview Commercial Banking Business Systems Cybersecurity Credit Human Resources Marketing & Branding Finance & Accounting Facilities Regulatory Compliance Enterprise Risk Management Information Technology Consumer Banking Legal Operations ALCO & Treasury Tax

9 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 9 • CrossFirst Bankshares, Inc. (CFB) merges into First Busey Corporation (BUSE) in a 100% stock-for-stock exchange • Post-closing, CrossFirst Bank merges into Busey Bank • Operating under Busey brand and will continue trading under ticker BUSE Transaction Structure Board of Directors Headquarters • Van Dukeman to continue as Executive Chairman & CEO of First Busey and Executive Chairman of Busey Bank • Mike Maddox to assume role of Executive Vice Chairman & President of First Busey and CEO of Busey Bank at closing and will succeed Van Dukeman as CEO of First Busey on the earlier of the 1-year anniversary of the bank merger or 18-month anniversary of the holding company merger, with Van Dukeman remaining Executive Chairman of both First Busey & Busey Bank • Remaining executive management team to be a combination of Busey and CrossFirst executives Other Considerations • Busey Bank to remain headquartered in Champaign, Illinois, where the bank has been operating for 155+ years • First Busey’s corporate headquarters will move to Leawood, Kansas (Kansas City metro) at the site of the current CrossFirst corporate headquarters Executive Management • 13 Board members – 8 from BUSE and 5 from CFB • Van Dukeman continues as Executive Chairman • Mike Maddox to assume the role of Executive Vice Chairman • Rod Brenneman (Current Chair of the Board for CFB) to be named Lead Independent Director • Remaining board members from each side to be independent • Pro forma Busey Bank Board mirrors the pro forma Holding Company Board Ownership • Fixed exchange ratio of 0.6675x • Pro forma ownership of 63.5% for BUSE and 36.5% for CFB on a fully diluted basis • No branch closures or consolidations • Completion of the transaction is expected in the first or second quarter of 2025 and remains subject to customary closing conditions, including regulatory & shareholder approvals • Bank merger anticipated to occur in mid-2025 Deal Overview

10 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 10 Merger Charges • Credit mark: 1.88% ($119.4 million); 75% PCD ($89.6 million) and 25% non-PCD ($29.8 million) • $1.1 million write-down on OREO • Interest rate loan mark: 1.39% ($88.4 million) • $6.7 million mark-down on CrossFirst’s fixed assets • Core Deposit Intangible: $50.6 million (1.06% of CrossFirst’s non-time deposits) Other Assumptions Cost Savings • $75.3 million of pre-tax, non-capitalized, merger-related charges, of which $42.1 million is to be recognized at closing/conversion with the remainder recognized through 2028 • $3.0 million of capitalized expenses at close Balance Sheet Marks Note: Fair value marks based on metrics as of June 30, 2024 • CrossFirst outstanding equity awards converted into Busey equity awards at close • $7.8 million of CrossFirst preferred stock exchanged for equivalent Busey preferred stock (Tier 1 capital) at close • ~$1.6 million pre-tax reduction of CrossFirst’s noninterest income due to Durbin Amendment impact on interchange • All outstanding trust preferred securities moved to Tier 2 capital at closing • 16% of CrossFirst’s 2025 noninterest expense base (~$25 million on a fully phased-in basis) • 50% to be realized in 2025 and 100% to be realized thereafter; 3% annual cost savings growth Earnings • Earnings projections for BUSE and CFB based on consensus estimates through 2025, then 5% growth thereafter • Many revenue synergies identified but not modeled into pro forma deal economics -0.6% TBV Dilution 20%+ 2026 EPS Accretion (excluding one-time merger charges) 14.1% Total Capital Ratio ~6 months TBV Earnback Pro Forma Financial Impacts Key Assumptions and Pro Forma Financial Impacts

Merger Investor Presentation
First Busey Corporation | Ticker: BUSE
11

Pro Forma Earnings Power

Estimated Earnings Adjustments *($ millions)*

2025
(assumes 3/31/25 close)
$137
$62
$15
$25
-$1
-$1
$236
BUSE Net Income
CFB ¹ Net Income
Cost Savings (Fully-Phased)
FMV ² adjust.
Durbin inter-change adjust.
Other ³
Pro Forma Net Inc.

2026
$144
$84
$20
$28
-$1
-$2
$273
BUSE Net Income
CFB Net Income
Cost Savings (Fully-Phased)
FMV ² adjust.
Durbin inter-change adjust.
Other ³
Pro Forma Net Inc.

Enhanced Profitability

2025	Estimated Standalone	Estimated Pro Forma	*Change*
ROAA	1.13%	1.28%	+ 15 bps
ROATCE	12.7%	15.4%	+ 270 bps
NIM	3.24%	3.47%	+ 23 bps
Eff. Ratio	58.9%	52.6%	6.3% improvement

2026	Estimated Standalone	Estimated Pro Forma	*Change*
ROAA	1.16%	1.28%	+ 12 bps
ROATCE	11.9%	14.3%	+ 240 bps
NIM	3.38%	3.54%	+ 16 bps
Eff. Ratio	60.0%	53.7%	6.3% improvement

Busey® + CROSSFIRST BANKSHARES, INC.

11 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 11 1 2025E earnings for CFB include consensus estimates for the last three quarters of 2025 | 2 Fair market value adjustments include securities & derivatives mark amortization, loan mark amortization, CDI amortization, deposit mark amortization, and fixed asset depreciation | 3 Other adjustments include, but are not limited to, opportunity cost of cash and capitalized expense amortization Note: Excludes one-time deal charges and assumes fully phased-in cost savings Pro Forma Earnings Power Estimated Earnings Adjustments ($ millions) Enhanced Profitability 2025 Estimated Standalone Estimated Pro Forma Change ROAA 1.13% 1.33% + 20 bps ROATCE 12.7% 16.0% + 330 bps NIM 3.24% 3.54% + 30 bps Eff. Ratio 58.9% 50.9% 8.0% improvement 2026 Estimated Standalone Estimated Pro Forma Change ROAA 1.16% 1.28% + 12 bps ROATCE 11.9% 14.2% + 230 bps NIM 3.38% 3.54% + 16 bps Eff. Ratio 60.0% 53.4% 6.6% improvement 2025 (assumes 3/31/25 close) BUSE Net Income CFB 1 Net Income Cost Savings (Fully-Phased) FMV 2 adjust. Durbin inter-change adjust. Other 3 Pro Forma Net Inc. $137 $62 $15 $25 -$1 -$1 $236 2026 BUSE Net Income CFB Net Income Cost Savings (Fully-Phased) FMV 2 adjust. Durbin inter-change adjust. Other 3 Pro Forma Net Inc. $144 $84 $20 $28 -$1 -$2 $273

12 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 12 Robust Capital Foundation BUSE CFB Pro 3/31/2025 3/31/2025 Forma 1 Consolidated Leverage Ratio 2 11.2% 10.2% 9.6% CET1 Ratio 13.4% 10.5% 11.0% Tier 1 Ratio 2 14.2% 10.6% 11.1% TRBC Ratio 17.5% 11.7% 14.1% Bank Level Leverage Ratio 12.3% 10.1% 10.5% CET1 Ratio 15.7% 10.4% 12.2% Tier 1 Ratio 15.7% 10.4% 12.2% TRBC Ratio 16.6% 11.5% 13.5% C&D Concentration 27% 107% 60% CRE Concentration 192% 307% 250% 1 Pro forma capital ratios inclusive of fair value adjustments and transaction expenses, assume an exchange ratio of 0.6675x 2 BUSE’s TruPS lose Tier 1 capital status due to crossing $15 billion in total assets with the subject transaction; TruPS remain included in Tier 2 capital

13 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 13 1 Pro forma peers include select exchange-traded U.S. banks with total assets between $10 billion and $35 billion as of June 30, 2024: CBSH, FIBK, TCBI, GBCI, SFNC, HOMB, PPBI, FRME, FFBC, CVBF, BANR, HTH, EFSC | 2 Excludes one-time deal charges and assumes 50% realization of cost savings Note: Market data as of August 26, 2024 | Source: S&P Capital IQ Pro Positioned for Upside Pro Forma Estimates Above Peer Median? Pro Forma Peers 1 Median 75th Percentile 2025Y Profitability 2 Core ROAA 1.28% 1.10% 1.28% Core ROATCE 15.4% 14.1% 16.4% Net Interest Margin 3.54% 3.18% 3.81% Efficiency Ratio 52.4% 59.2% 56.5% Implied Trading Multiplies Stock Price $27.39 Price / TBV at Closing 152% 156% 203% Potential Upside + 2% + 33% Price / 2025Y EPS 10.1x 12.9x 16.4x Potential Upside + 28% + 63%

Merger Investor Presentation | First Busey Corporation | Ticker: BUSE 14

Integration Planning

2015
Herget Bank of Pekin joins the Busey family of financial services on March 13, 2015

2016
Busey welcomes **Pulaski Bank** of greater St Louis on April 30, 2016

2017
First Community Financial Bank of Chicagoland joins the Busey family of financial services on July 2, 2017

Busey welcomes **South Side Trust & Savings Bank of Peoria** on October 1, 2017

2019
TheBANK of Edwardsville joins Busey on January 31, 2019

Investor's Security Trust joins Busey Wealth Management on August 31, 2019

2021
Busey partners with **Glenview State Bank** on June 2, 2021 expanding the company's footprint in Chicagoland

2024
Merchants & Manufacturers Bank joins Busey on April 1, 2024, adding M&M's Life Equity Loan® products to Busey's suite of services

Busey + CROSSFIRST BANKSHARES, INC.

This transaction is the largest in Busey's 156-year history and will result in a combined organization with approximately $20 billion in pro forma assets

TRACK RECORD OF SUCCESS

REGIONAL OPERATING MODEL

INFRASTRUCTURE IN PLACE

Busey + CROSSFIRST BANKSHARES, INC.

14 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 14 Integration Planning TRACK RECORD OF SUCCESS REGIONAL OPERATING MODEL INFRASTRUCTURE IN PLACE Demonstrated track record of successfully expanding wealth business into new markets; additional services and capabilities will benefit existing CrossFirst customers Integrating CrossFirst’s efficient operating model, branch-lite footprint, and commercial-focused customer base has the potential to be less arduous than challenging integrations successfully managed in the past that included more retail and wealth operations Busey’s enterprise-wide sales structure is organized by region to deliver excellent client service within each community via local leadership and autonomy; each region has their own dedicated regional teams CrossFirst would be integrated into First Busey’s existing regional operating model with regional leadership in place from both franchises First Busey believes that it is well-positioned to absorb CrossFirst’s size, while maintaining ample infrastructure to expand existing operations on a combined basis First Busey invested significantly into technology, risk management, CRA, BSA/AML, etc. both before and after crossing the $10 billion regulatory threshold in 2021 Busey successfully integrated seven whole bank mergers aggregating $7B+ in total assets and one wealth management firm since 2015; most recent integration in 2Q24 An integral component of the regional operating model is bringing together associates from many different organizational backgrounds and with different expertise (Lending, Wealth, Payment Technology) to deliver comprehensive client solutions through an integrated sales culture

Merger Investor Presentation
First Busey Corporation | Ticker: BUSE
15

ASSOCIATE **BENEFITS**

Forbes AMERICA'S BEST BANKS

AMERICA'S BEST REGIONAL BANKS 2024 Newsweek

4.3 / 5
ENGAGEMENT SCORE

90+%
SURVEY ENGAGEMENT

4.4 / 5
ENGAGEMENT SCORE

155+ YEARS OF **TRUSTED** RELATIONSHIPS & **THRIVING** COMMUNITIES
Busey + CROSSFIRST BANKSHARES, INC.

15 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 15 ASSOCIATE BENEFITS 155+ YEARS OF TRUSTED RELATIONSHIPS & THRIVING COMMUNITIES Busey named among America’s Best Banks by Forbes for the third consecutive year in 2024 CrossFirst Bank was recognized by Newsweek as one of America’s Best Regional Banks in 2024 Busey received a 4.3 out of 5.0 engagement score with 91% associate participation rate in 2023 associate experience survey through Gallup With more than 90% of employees responding, both Busey and CrossFirst continue to learn about needs and opportunities through Gallup’s Q12 Survey 4.3 ENGAGEMENT / 5 90+% SCORE SURVEY ENGAGEMENT 4.4 / 5 ENGAGEMENT SCORE CrossFirst received a 4.4 out of 5.0 engagement score with 94% associate participation rate in 2024 associate experience survey through Gallup

16 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 16 CUSTOMER BENEFITS Busey earned a Net Promoter Score (NPS) of 56.5 in 2023, significantly above industry average of 23.5 Full suite of innovative remote banking capabilities, nationwide ATM coverage, drive-up banking, Busey eBank and contactless payments give customers 24/7 access Through Busey’s wealth management and payment technology solutions and CrossFirst's specialty line of lending products, clients will have access to expanded and enhanced products and services ENHANCED 56.5 NET PROMOTER SCORE 24/7 CUSTOMER ACCESS CrossFirst earned a Net Promoter Score (NPS) of 47.0 in 2024, significantly above industry average of 23.5 47.0 NET PROMOTER SCORE PRODUCTS & SERVICES 155+ YEARS OF TRUSTED RELATIONSHIPS & THRIVING COMMUNITIES

17 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 17 Over 100 nonprofit organizations and charitable causes benefitted from CrossFirst team members Busey gives over $1.8 million in annual charitable contributions through scholarships, youth programs, court advocacy, community basics and more COMMUNITY BENEFITS KEY COMMUNITY IMPACT CAMPAIGNS include Busey Drives Generosity, Pay It Forward Fridays and United Way Workplace Campaign CrossFirst Associates & Team Busey contributed over 3,207 Community Reinvestment Act service hours, supporting low to moderate community members in 2023 3,207+ COMBINED SERVICE HOURS In 2023, CrossFirst gave over $778,000 in charitable contributions and sponsorships; making a difference in other people’s lives $778k+ ANNUAL CHARITABLE CONTRIBUTIONS 100+ ORGANIZATIONS BENEFITTED $1.8m+ ANNUAL CHARITABLE CONTRIBUTIONS 155+ YEARS OF TRUSTED RELATIONSHIPS & THRIVING COMMUNITIES

Appendix

19 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 19 Pro Forma Earnings Accretion Reconciliation Illustrative Fully Phased-In Earnings Accretion (Assumes 3/31/25 close) Adjusted 1 Unadjusted ($ millions except for per share figures) 2025Y 2026Y 2025Y 2026Y BUSE Earnings $ 136.9 $ 143.8 $ 136.9 $ 143.8 CFB Earnings 2 62.1 84.2 62.1 84.2 Combined Earnings 199.0 227.9 199.0 227.9 Cost Savings 14.9 20.5 7.5 20.5 FMV Adjustments 3 24.6 28.2 24.6 28.2 Durbin Amendment Impact on Interchange Income -1.3 -1.3 -1.3 -1.3 Merger Charges 0.0 0.0 -6.0 -9.4 Other Adjustments 4 -1.2 -2.5 -1.2 -2.5 Merger-Related Income (After-Tax) 37.0 44.9 23.6 35.5 Pro Forma Earnings $ 236.0 $ 272.9 $ 222.6 $ 263.5 Standalone Average Diluted Shares Outstanding (Millions) 58,698,122 58,699,089 58,698,122 58,699,089 Standalone Earnings per Share $ 2.33 $ 2.45 $ 2.33 $ 2.45 Pro Forma Average Diluted Shares Outstanding (Millions) 84,027,016 92,493,629 84,027,016 92,493,629 Pro Forma Earnings per Share $ 2.81 $ 2.95 $ 2.65 $ 2.85 EPS Accretion ($) $ 0.48 $ 0.50 $ 0.32 $ 0.40 EPS Accretion (%) 20.4% 20.4% 13.6% 16.3% 1 Excludes one-time deal charges and assumes fully phased-in cost savings | 2 2025E earnings for CFB include consensus estimates for the last three quarters of 2025 3 Fair market value adjustments include securities & derivatives mark amortization, loan mark amortization, CDI amortization, deposit mark amortization, and fixed asset depreciation | 4 Other adjustments include, but are not limited to, opportunity cost of cash and capitalized expense amortization

COMPANY PROFILES

For additional information on
First Busey Corporation:

ir.busey.com

For additional information on
CrossFirst Bankshares:

investors.crossfirstbankshares.com

busey.com Member FDIC NASDAQ: BUSE

Busey® FIRST BUSEY CORPORATION

COMPANY PROFILES For additional information on First Busey Corporation: ir.busey.com For additional information on CrossFirst Bankshares: investors.crossfirstbankshares.com

Merger Investor Presentation | First Busey Corporation | Ticker: BUSE | 21

Overview of First Busey Corporation (NASDAQ: BUSE)

Busey
FIRST BUSEY CORPORATION

155+ YEARS
155+ year old financial institution headquartered in Champaign, IL

Busey BANK
Business Banking
Personal Banking

Busey WEALTH MANAGEMENT
Wealth Management

firstech
Payment Tech Solutions

Regional operating model serving four regions

CHICAGO
PEORIA
CHAMPAIGN
INDIANAPOLIS
ST. LOUIS
FT. MYERS
IN
IL
MO
FL
Northern (IL)
Central (IL/IN)
Gateway (MO/IL)
Florida

AMONG THE BEST

Forbes WORLD'S BEST BANKS | Forbes AMERICA'S BEST BANKS | American Banker 2023 Best Banks to Work For | Best Places to Work IL 2023 | Pensions&Investments BEST PLACES TO WORK IN MONEY MANAGEMENT 2023 | BEST PLACES TO WORK IN INDIANA | Best Companies to Work For in Florida 2023 Winner | SBM Small Business Monthly BEST LARGE BANK

Busey BANK (As of 6/30/24)	Busey WEALTH MANAGEMENT	firstech
$11.9 Billion *Assets [1]*	**$13.0 Billion** *Assets Under Care*	**$12 Billion** *LTM Payments Processed*
$378.4 Million *LTM Revenue [2]*	**$60.0 Million** *LTM Revenue [3]*	**$23.7 Million** *LTM Revenue [4]*

Busey + CROSSFIRST BANKSHARES, INC.

21 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 21 Overview of First Busey Corporation (NASDAQ: BUSE) 1 Consolidated | 2 Busey Bank segment, excluding Wealth Management & FirsTech; excludes intracompany eliminations and consolidations 3 Wealth Management segment | 4 FirsTech segment, excludes intracompany eliminations $12 Billion LTM Payments Processed $11.9 Billion Assets 1 $13.0 Billion Assets Under Care $378.4 Million LTM Revenue 2 $60.0 Million LTM Revenue 3 $23.7 Million LTM Revenue 4 155+ year old financial institution headquartered in Champaign, IL Business Banking Personal Banking Wealth Management Payment Tech Solutions Regional operating model serving four regions Northern (IL) Central (IL/IN) Gateway (MO/IL) Florida Regional operating model serving four regions As of 6/30/24

Merger Investor Presentation | First Busey Corporation | Ticker: BUSE 22

Busey's Compelling Regional Operating Model

Regions	**Central** *Central IL, Joliet, Indiana*	**Gateway** *St. Louis MSA*	**Northern** *Chicago suburbs*	**Florida** *Southwest Florida*
Banking Centers	28	20	11	3
Deposits	$5.4 billion	$2.4 billion	$1.8 billion	$0.4 billion
Loans	$3.2 billion	$1.8 billion	$2.5 billion	$0.5 billion
AUC	$9.2 billion	$1.5 billion	$1.2 billion	$1.1 billion
Legacy Institutions	Busey Main Street Herget South Side	Pulaski Bank of Edwardsville	First Community Glenview State Bank Merchants & Manufacturers	Busey Investors' Security Trust

28

20

11
Schaumburg
Wheaton
Downers Grove
Aurora
Chicago

3
Venice
Englewood
Port Charlotte
Cape Coral
Lehigh Acres

As of 6/30/24

22 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 22 Busey’s Compelling Regional Operating Model Loans Banking Centers Legacy Institutions Deposits Northern Chicago suburbs Gateway St. Louis MSA Central Central IL, Joliet, Indiana Florida Southwest Florida 28 20 11 3 $5.4 billion $2.4 billion $1.8 billion $0.4 billion $3.2 billion Busey Main Street Herget South Side As of 6/30/24 AUC $9.2 billion $1.5 billion $1.2 billion $1.1 billion $1.8 billion $2.5 billion $0.5 billion Pulaski Bank of Edwardsville First Community Glenview State Bank Merchants & Manufacturers Busey Investors’ Security Trust Regions Integrated enterprise-wide go-to-market strategy focused on combining the power of commercial & wealth to provide a broad set of financial solutions to well-capitalized individuals and the companies they own & operate

Merger Investor Presentation | First Busey Corporation | Ticker: BUSE | 23

Busey's Fully Integrated Wealth Platform

Busey Wealth® Management *As of 6/30/24*

$13.0 Billion	**$60.0 Million**	**42.9%**
Assets Under Care	*Revenue LTM [1]*	*PT Margin LTM*

Wealth Client Segments

CLIENT

AG SERVICES
- Farm management and brokerage

FIDUCIARY ADMINISTRATION
- Trust services, estate planning, and philanthropic advisory

Busey Wealth® Management
INVESTMENT OFFICE
An experienced, credentialed team with a centralized structure that uses specialized research & analysis to drive outperformance
215+
Combined years of experience
6
CFAs
Zach Hillard
Chief Investment Officer
Director of Investment Research & Strategy
Investment Portfolio Managers
6
Investment Portfolio Managers
Director of Fixed Income & Portfolio Management
3
Portfolio Implementation Manager and Trading Associate PMs
2
Fixed Income Associate Portfolio Managers

[1] Wealth Management segment

Busey + CrossFirst Bankshares, Inc.

23 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 23 Busey’s Fully Integrated Wealth Platform $13.0 Billion Assets Under Care Revenue LTM 1 $60.0 Million PT Margin LTM 42.9% As of 6/30/24 ▪ Uniquely positioned with ability to provide comprehensive solutions similar to larger advisory firms while maintaining the tailored, client-focused approach of boutique investment firms ▪ Bank + Wealth partnership allows us to better keep customer funds inside our overall ecosystem depending on client needs ▪ Our fully internalized investment team continues to produce excellent returns, focused on long-term outperformance of benchmarks INVESTMENT MANAGEMENT ▪ Preserving and growing wealth with enhanced asset allocation & tax efficient strategies PERSONAL SERVICES ▪ Family Office ▪ High Net Worth ▪ Mass Affluent and Emerging Wealth INSTITUTIONAL SERVICES ▪ Retirement Plans ▪ Corporations & Municipalities ▪ Foundations and Endowments ▪ Not-for-Profit Organizations Wealth Client Segments TAX PLANNING & PREPARATION ▪ Deduction maximization, capital event planning, tax-advantaged savings & investment strategies FIDUCIARY ADMINISTRATION ▪ Trust services, estate planning, and philanthropic advisory PRIVATE CLIENT ▪ Concierge banking with one point of contact that coordinates all banking needs AG SERVICES ▪ Farm management and brokerage RETIREMENT PLANNING ▪ Goal-based advisory including life insurance, long-term care, executive stock option strategies Comprehensive and Integrated Core Capabilities to Serve Personal & Institutional Clients 1 Wealth Management segment

Merger Investor Presentation | First Busey Corporation | Ticker: BUSE 24

Busey's Pristine Credit Quality

NPAs / Assets

$ in millions
Assets
% NPAs/Assets
$10,544
$12,860
$12,337
$12,283
$11,971
0.27%
0.17%
0.13%
0.06%
0.08%
2020 YE
2021 YE
2022 YE
2023 YE
2024 Q2

	2020 YE	2021 YE	2022 YE	2023 YE	2024 Q2
NPAs	$28.9	$21.3	$16.6	$7.9	$9.2

Classifieds / Capital [1]

$ in millions
Bank Tier 1 Capital + ALLL
Classified/Capital
$1,155
$1,329
$1,398
$1,455
$1,496
8.5%
6.9%
7.7%
5.0%
6.4%
2020 YE
2021 YE
2022 YE
2023 YE
2024 Q2

	2020 YE	2021 YE	2022 YE	2023 YE	2024 Q2
Classified Assets	$97.8	$91.8	$107.1	$72.3	$95.8

NCOs / Average Loans [2]

$ in millions
Avg Loans
NCOs/Avg Loans
$7,007
$6,970
$7,446
$7,759
$7,795
0.12%
0.03%
0.01%
0.03%
0.20%
2020 YE
2021 YE
2022 YE
2023 YE
LTM

	2020 YE	2021 YE	2022 YE	2023 YE	LTM
NCOs	$8.3	$2.2	$0.9	$2.3	$15.8

Busey + CROSSFIRST BANKSHARES, INC.

24 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 24 ▪ Conservative underwriting leads to pristine credit quality ▪ CRE factors of DSCR, Debt Yield, & LTV stressed for effective gross income decline and interest & cap rate stress ▪ C&I factors including core, operating, traditional cash flows, working capital, and leverage ratios that each are stressed for rate hikes, historical revenue volatility, and a rigorous breakeven analysis ▪ Strong portfolio management that identifies early warning indicators and proactively engages the special assets group early in the credit review process (special assets group has remained intact since the 2008-2009 recession) 1 Capital calculated as Busey Bank Tier 1 Capital + Allowance for credit losses 2 Average loans was calculated as the average of the ending portfolio loan balances over the most recent four quarters Busey’s Pristine Credit Quality NPAs / Assets Classifieds / Capital 1 NCOs / Average Loans 2 $ in millions $ in millions $ in millions NPAs $28.9 $21.3 $16.6 $7.9 $9.2 NCOs $8.3 $2.2 $0.9 $2.3 $15.8 Classified Assets $97.8 $91.8 $107.1 $72.3 $95.8

Merger Investor Presentation | First Busey Corporation | Ticker: BUSE 25

Busey's Granular, Stable Deposit Base

Long-tenured Deposit Relationships that are very granular

Customers with Account Balances totaling $250K+

Deposit Flows by Type

$5,312
$5,410
$5,602
$5,599
$5,531
$3,399
$3,584
$3,482
$3,333
$3,288
$1,065
$1,091
$971
$798
$886
$287
$247
$236
$230
$271
Retail
Commercial
Public
Other²
6/30/23
9/30/23
12/31/23
3/31/24
6/30/24

Busey + CROSSFIRST BANKSHARES, INC.

25 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 25 1 Estimated uninsured & uncollateralized deposits consists of the excess of accounts over $250K FDIC insurance limit, less internal accounts and fully-collateralized accounts (including preferred deposits) 2 Other deposits include brokered MMA, brokered CDs, ICS Demand & Savings, CDAR CDs Customers with Account Balances totaling $250K+ 2024 Q2 Number of customers 5,751 Median account balance $402 thousand Median customer tenure 14.1 years 2024 Q2 Estimated Uninsured & Uncollateralized Deposits1 $2.8 billion Estimated Uninsured & Uncollateralized Deposits1 / Total Deposits 29% As of 6/30/24 Retail Commercial Number of Accounts 256,000+ 33,000+ Avg Balance per Account $22 thousand $96 thousand Avg Customer Tenure 16.8 years 12.5 years Busey’s Granular, Stable Deposit Base Long-tenured Deposit Relationships that are very granular Deposit Flows by Type

26 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 26 CrossFirst Overview & Investment Highlights 1 Defined as net interest income plus non-interest income Note: Data as of and for the quarter ended June 30, 2024, unless otherwise noted The CrossFirst Story • Began de novo operations in 2007, completed IPO in 2019 • CrossFirst has grown primarily organically, as well as through four strategic acquisitions • Maintain a branch-lite business model with 15 full-service locations, strategically placed across high-performing markets • Specialty industry verticals include sponsor finance, financial institutions, restaurant finance, energy, and small business (SBA) Total Assets – $7.6 billion • Since 2012, total assets compound annual growth rate of 25% Total Deposits - $6.7 billion • DDA represents 14% of total deposits • Granular deposit portfolio across geographies and industries Strong Loan Portfolio • Loan portfolio is 74% variable as of 6/30/2024 • Net charge-offs to average loans ratio of 0.07% for 2Q 2024 • Strong reserve levels at 1.20% of loans NIE/Avg. Assets Driving Positive Leverage Profitable Growth – 2Q 2024 $0.37 Diluted EPS • Through second quarter of 2024, operating revenue 1 has grown 75% and net income has grown 96% since the same period in 2019, the year of our IPO Capital • Returned $4.5 million to stockholders through strategic share repurchases in 2024 • TBV/share growth of 73% since 2017 2.17% 2.03% 1.92% 2.05% 2.02% Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024

27 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 27 CrossFirst’s Diverse Loan Portfolio Non-Owner-Occupied CRE by Segment Commercial by Loan Type Note: Gross loans (net of unearned income), data as of June 30, 2024 NOO CRE, 44% Commercial, 35% OO CRE, 9% Residential Real Estate, 7% Energy, 4% Consumer, 1% Restaurants, 12% Manufacturing, 9% Credit Related Activities, 9% Engineering & Contracting, 8% Real Estate Activity, 6% Business Loans to Individuals, 6% Health Care, 5% Financial Management, 4% Aircraft & Transportation, 4% Misc. Financial Vehicles, 3% Other, 34% Industrial, 22% Multi-Family, 17% Retail, 14% Office, 11% Hotel, 9% 1-4 Fam. Resi. Const., 6% Other, 21% Office Portfolio Statistics • $286 million, 4.5% of total loans • Avg. loan size ~$6.3 million • Largest Loan: $25 million • Weighted Avg. LTV: 63% • Predominantly comprised of suburban and single-tenant • 97% Class A/B office space • Approximately 63% of the portfolio matures within the next two years and 83% of those loans have floating rates Total: $6.3 Billion

Merger Investor Presentation
First Busey Corporation | Ticker: BUSE
28

CrossFirst's Asset Quality

Allowance for Credit Losses + RUC [1]
1.17%
1.20%
1.20%
1.20%
1.20%
$75.3
$7.7
$67.6
$77.7
$6.1
$71.6
$79.9
$6.4
$73.5
$80.1
$5.2
$74.9
$81.4
$5.2
$76.2
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
ACL
RUC
ACL / Total Loans

Busey + CROSSFIRST BANKSHARES, INC.

28 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 28 CrossFirst’s Asset Quality 9.6% 14.0% 14.8% 15.8% 13.3% Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 0.19% 0.50% 0.34% 0.27% 0.22% Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 0.04% 0.09% 0.12% 0.10% 0.07% Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 $67.6 $71.6 $73.5 $74.9 $76.2 $7.7 $6.1 $6.4 $5.2 $5.2 $75.3 $77.7 $79.9 $80.1 $81.4 1.17% 1.20% 1.20% 1.20% 1.20% Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 ACL RUC ACL / Total Loans Classified Loans / Capital + ACL + RUC 1 NPAs / Total Assets NCOs / Average Loans 2 Allowance for Credit Losses + RUC 1 1 RUC includes the accrual for off-balance sheet credit risk for unfunded commitments | 2 Ratio is annualized for interim periods Note: Dollar amounts are in millions and amounts shown are as of the end of the period

29 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 29 This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to Busey’s and CrossFirst’s beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts. Forward‐looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “plan,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “position,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction. Additionally, forward‐looking statements speak only as of the date they are made; Busey and CrossFirst do not assume any duty, and do not undertake, to update such forward‐looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward‐looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Busey and CrossFirst. Such statements are based upon the current beliefs and expectations of the management of Busey and CrossFirst and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Busey or CrossFirst; the possibility that the proposed transaction will not close when expected or at all because required regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of Busey and CrossFirst to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Busey and CrossFirst do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate CrossFirst’s operations and those of Busey; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; Busey’s and CrossFirst’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Busey’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of Busey and CrossFirst to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; changes in interest rates and prepayment rates of Busey’s or CrossFirst’s assets fluctuations in the value of securities held in Busey’s or CrossFirst’s securities portfolio; concentrations within Busey’s or CrossFirst’s loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure; the level of non-performing assets on Busey’s or CrossFirst’s balance sheets; the strength of the local, state, national, and international economy; risks related to the potential impact of general economic, political and market factors or of exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, droughts on the companies or the proposed transaction; the economic impact of any future terrorist threats or attacks, widespread disease or pandemics or other adverse external events that could cause economic deterioration or instability in credit markets; changes in state and federal laws, regulations, and governmental policies concerning Busey’s or CrossFirst’s general business; changes in accounting policies and practices; increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers; breaches or failures of information security controls or cybersecurity-related incidents; changes in technology and the ability to develop and maintain secure and reliable electronic systems; the loss of key executives or associates; changes in consumer spending; unexpected outcomes of existing or new litigation, investigations, or inquiries involving Busey (including with respect to Busey’s Illinois franchise taxes) or CrossFirst; other factors that may affect future results of Busey and CrossFirst and the other factors discussed in the “Risk Factors” section of each of Busey’s and CrossFirst’s Annual Report on Form 10‐K for the year ended December 31, 2023, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of Busey’s and CrossFirst’s Quarterly Report on Form 10‐Q for the quarter ended June 30, 2024, and other reports Busey and CrossFirst file with the U.S. Securities and Exchange Commission (the “SEC”). Special Note Concerning Forward-Looking Statements Forward-Looking Statements

30 Merger Investor Presentation First Busey Corporation | Ticker: BUSE 30 Busey, CrossFirst, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Busey’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 12, 2024, and certain other documents filed by Busey with the SEC. Information regarding CrossFirst’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 26, 2024, and certain other documents filed by CrossFirst with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph. Participants in Solicitation Additional Information and Where to Find It Additional Financial Information In connection with the proposed transaction, Busey will file a registration statement on Form S 4 with the SEC. The registration statement will include a joint proxy statement of Busey and CrossFirst, which also constitutes a prospectus of Busey, that will be sent to stockholders of Busey and CrossFirst seeking certain approvals related to the proposed transaction. The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF BUSEY AND CROSSFIRST AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BUSEY, CROSSFIRST AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Busey and CrossFirst, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by Busey will be made available free of charge in the “SEC Filings” section of Busey’s website, https://ir.Busey.com. Copies of documents filed with the SEC by CrossFirst will be made available free of charge in the “Investor Relations” section of CrossFirst’s website, https://investors.crossfirstbankshares.com/. This presentation contains certain financial information determined by methods other than U.S. Generally Accepted Accounting Principles (“GAAP”). Management uses these non-GAAP measures, together with the related GAAP measures, in analysis of Busey’s and CrossFirst’s performance and in making business decisions, as well as for comparison to Busey and CrossFirst’s peers. Busey and CrossFirst believe the adjusted measures are useful for investors and management to understand the effects of certain non-core and non-recurring noninterest items and provide additional perspective on Busey and CrossFirst’s performance over time. These non-GAAP disclosures have inherent limitations and are not audited. They should not be considered in isolation or as a substitute for operating results reported in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Tax effected numbers included in these non-GAAP disclosures are based on estimated statutory rates, estimated federal income tax rates, or effective tax rates. Non-GAAP Financial Information